As filed with the Securities and Exchange Commission on November 8, 1996

                                                  Registration No. 333-13227


                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                  AMENDMENT NO. 1 TO
                                       FORM S-2
               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                    FINANCIAL SERVICES CORPORATION OF THE MIDWEST
                (Exact name of registrant as specified in its charter)
                                       DELAWARE
            (State or other jurisdiction of incorporation or organization)
                                      36-2301786
                         (I.R.S. Employer Identification No.)

224-18TH STREET, SUITE 202, ROCK ISLAND, ILLINOIS 61201-8737 (309) 794-1120
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

DOUGLAS M. KRATZ, 224-18TH STREET, SUITE  202, ROCK ISLAND, ILLINOIS 61201-8737
(309) 794-1120
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                      Copies to:
       Michele D. Vaillancourt                            Philip J. Hanrahan
      Winthrop & Weinstine, P.A.                           Foley & Lardner
       3000 Dain Bosworth Plaza                             Firstar Center
        60 South Sixth Street                         777 East Wisconsin Avenue
     Minneapolis, Minnesota 55402                     Milwaukee, Wisconsin 53202

      Telephone: (612) 347-0700                       Telephone: (414) 297-5645
      Facsimile: (612) 347-0600                       Facsimile: (414) 297-2900

APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. -----

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. -----

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. -----

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. -----

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: -----

                           CALCULATION OF REGISTRATION FEE
                           -------------------------------

                                  PROPOSED     PROPOSED
  TITLE OF EACH                   MAXIMUM      MAXIMUM
CLASS OF SECURITIES   AMOUNT      OFFERING    AGGREGATE     AMOUNT OF
     TO BE            TO BE       PRICE       OFFERING    REGISTRATION
   REGISTERED       REGISTERED    PER UNIT      PRICE          FEE
-------------------  ---------    --------   ------------   ------------

8.00% Notes Due 2008  10,000       $1,000     $10,000,000      $3,031

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                 FINANCIAL SERVICES CORPORATION OF THE MIDWEST
               CROSS REFERENCE SHEET SHOWING HEADING OR LOCATION
                  IN THE PROSPECTUS OF INFORMATION REQUIRED BY
                    ITEMS 1 THROUGH 13, PART I, OF FORM S-2

Form S-2 Item and Heading               Prospectus Heading or Location
-------------------------               ------------------------------
1. Forepart of the Registration
   Statement  and Outside Front Cover
   Page of  Prospectus ..............   Outside Front Cover Page.

2. Inside Front and Outside Back
   Cover Pages of Prospectus ........   Additional Information; Outside Back
                                        Cover Page.

3. Summary Information, Risk Factors
   and Ratio of Earnings to Fixed       Outside Front Cover Page; Prospectus
   Charges ..........................   Summary; Risk Factors; Financial
                                        Services Corporation of the Midwest.

4. Use of Proceeds ..................   Use of Proceeds.

5. Determination of Offering Price ..   Outside Front Cover Page;
                                        Underwriting.

6. Dilution .........................   Not applicable.

7. Selling Security Holders .........   Not applicable.

8. Plan of Distribution .............   Outside Front Cover Page;
                                        Underwriting.
9. Description of Securities to be
   Registered ................          Prospectus Summary; Description of
                                        Notes

10.Interests of Named Experts and       Not applicable.
   Counsel ..........................

11.Information With Respect to The
   Registrant .......................   Prospectus Summary; Consolidated
                                        Selected Financial Data; Management's
                                        Discussion and Analysis of
                                        Consolidated Financial Condition and
                                        Results of Operations; Financial
                                        Services Corporation of the Midwest;
                                        Business; Management; Certain
                                        Transactions; Principal Shareholders.

12.Incorporation of Certain
   Information by Reference .........   Incorporation of Certain Documents by
                                        Reference.

13.Disclosure of Commission Position
   on Indemnification for Securities
   Act Liabilities ..................   Not applicable.


                                PROSPECTUS
                                SN5942220

                 FINANCIAL SERVICES CORPORATION OF THE MIDWEST
                                  $10,000,000
                              8.00% NOTES DUE 2008


Financial Services Corporation of the Midwest ("FSCM") hereby offers to sell $10,000,000 principal amount of 8.00% Notes Due 2008 ("Notes") under the terms and conditions described herein. The Notes will be dated November 1, 1996 and will bear interest at the rate of 8.00% per annum. Interest on the Notes will be payable on May 1 and November 1 of each year, beginning May 1, 1997. Notes in the aggregate amount of $750,000 are required to be redeemed prior to maturity on November 1 in each of the years 2000 through 2007 (inclusive), with a principal payment of $4,000,000 due on November 1, 2008. The Notes will be unsecured. The Notes will be subject to redemption by FSCM at any time upon not less than 30 days' prior notice to the trustee for the Notes and not less than 15 days' prior notice to the holders of the Notes for an amount equal to the principal amount of such Notes plus accrued interest to the date of redemption. In addition, any redemption made on or prior to November 1, 1998 will be subject to a prepayment premium of 3% of the principal amount of the Notes redeemed.
Any redemption made after November 1, 1998 will not be subject to a prepayment premium. See "Description of Notes."


THE NOTES OFFERED HEREBY INVOLVE CERTAIN RISKS TO THE PERSONS ACQUIRING THEM. SEE "RISK FACTORS" ON PAGE 6.

There are no assurances that any secondary market will develop for the Notes. The Underwriter may effect secondary market transactions upon compliance with applicable securities laws. See "Underwriting."

THE NOTES WILL BE DEBT OBLIGATIONS OF FSCM, WILL NOT BE OBLIGATIONS OF A BANK, AND WILL NOT BE INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                     UNDERWRITING
                      PRICE TO       DISCOUNTS AND        PROCEEDS TO
                       PUBLIC        COMMISSIONS(2)<F2>      FSCM(3)<F3>
                      --------       -------------        -----------
Per Note............ $1,000 (1)<F1>     $37.50              $962.50

Total............... $10,000,000       $375,000           $9,625,000



(1)<F1>Plus accrued interest from November 1, 1996 to date of delivery and a handling charge of $5.00 per transaction to be paid to the Underwriter for clerical and mailing expense.
(2)<F2>See "Underwriting" as to FSCM's agreement to indemnify the Underwriter.
(3)<F3>Before deduction of offering expenses payable by FSCM estimated at $150,000.

The Notes are offered by the Underwriter subject to prior sale and when, as, and if issued by FSCM and delivered to and accepted by the Underwriter named herein.

                            B.C. ZIEGLER AND COMPANY
                             215 North Main Street
                           West Bend, Wisconsin 53095

             The date of this Prospectus is November 8, 1996.

NO OFFICER, EMPLOYEE OR AGENT OF FSCM AND NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FSCM OR BY THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FSCM SINCE THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES TO WHICH IT RELATES BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ADDITIONAL INFORMATION

FSCM is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports with the Securities and Exchange Commission (the "Commission"). The reports filed by FSCM with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and should be available for inspection at the Commission's Regional Offices located at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60611. Copies of such material also can be obtained from the Public Reference Section of the Commission's principal office in Washington, D.C. 20549 at prescribed rates. Such reports and other information also may be inspected without charge at a Web site maintained by the Commission at http://www.sec.gov.

FSCM has filed with the Commission a Registration Statement on Form S-2 (such Registration Statement, including all exhibits and amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement. Additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Prospectus or in any document incorporated by reference in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit or incorporated by reference to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by FSCM with the Commission are incorporated by reference in this Prospectus:

     1.   FSCM's Annual Report on Form 10-K  for the year ended March 31, 1996;
          and

     2. FSCM's Quarterly Report on Form 10-Q for the three month period ended June 30, 1996.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


THIS PROSPECTUS INCORPORATES FSCM DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED, ON WRITTEN OR ORAL REQUEST, WITHOUT CHARGE, DIRECTED TO FINANCIAL SERVICES CORPORATION OF THE MIDWEST, 224-18TH STREET, SUITE 202, ROCK ISLAND, ILLINOIS 61201-8719 (TELEPHONE NUMBER (309) 794-1120), ATTENTION: PATRICIA A. ZIMMER.

NOTICE TO NEW HAMPSHIRE RESIDENTS: Neither the fact that a registration statement or an application for a license has been filed with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under RSA 421-B of the New Hampshire Uniform Securities Act is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.

                               PROSPECTUS SUMMARY

The following summary information is qualified in its entirety by the more detailed information and consolidated financial statements appearing elsewhere in this Prospectus. This Prospectus contains a number of forward-looking statements which reflect the current views of management of Financial Services Corporation of the Midwest with respect to future events that may have an effect on its future financial performance. These forward-looking statements are subject to various risks and uncertainties, including those set forth under "Risk Factors" and elsewhere herein, that could cause actual results to differ materially from historical results or those currently anticipated. Potential investors are cautioned not to place undue reliance on these forward-looking statements.

FINANCIAL SERVICES CORPORATION OF THE MIDWEST

Financial Services Corporation of the Midwest ("FSCM") is a one-bank holding company incorporated under Delaware law and having its principal executive office at 224-18th Street, Suite 202, Rock Island, Illinois 61201-8719, with its telephone number being (309) 794-1120. FSCM owns all of the outstanding shares of THE Rock Island Bank, National Association ("TRIB"), which has its principal place of business in Rock Island, Illinois. In 1974, FSCM acquired all of the shares of TRIB, then an Illinois state banking corporation. On November 1, 1995, TRIB became a national bank and relocated its official office from Rock Island, Illinois to Bettendorf, Iowa. TRIB's trade area includes portions of Rock Island County and Henry County in Illinois and Scott County in Iowa (which together had a 1995 population of approximately 288,100) and includes the Greater Quad Cities Metropolitan Area, which encompasses the municipalities of Davenport and Bettendorf, Iowa; and Rock Island, Moline, East Moline, Milan, Silvis, Colona and Green Rock, Illinois. TRIB is a member of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation ("FDIC").

Measured by total deposits as of June 30, 1996, TRIB was the third largest of the 18 banks and four savings institutions in the Quad Cities metropolitan area. At June 30, 1996 and March 31, 1996, on a consolidated basis, FSCM had deposits of $303,446,000 and $301,818,000, respectively; assets of $389,172,000 and
$386,967,000, respectively; gross loans and direct financing leases ("leases") of $256,877,000 and $255,965,000, respectively; and stockholders' equity of $24,490,000 and $24,287,000, respectively.

RISK FACTORS

The Notes offered hereby involve certain risks to the persons acquiring them. See "Risk Factors," which includes a discussion as to the nature of the obligations of FSCM with respect to the Notes.


8.00% NOTES DUE 2008

Total principal amount
to be issued....      $10,000,000

Interest rate...      8.00%


Maturity........      November 1, 2008

Indenture.......      The  Notes  offered  hereby  will   be  issued  under  an
                      Indenture dated  as  of November 1, 1996 ("Indenture").
                      M&I First National Bank of West Bend, Wisconsin, will be the trustee under the Indenture ("Trustee"). See
                      "Description of Notes."


Redemption......      The Notes  are  subject to  mandatory  redemption through
                      operation of the Mandatory Redemption  Fund in the amount
                      of $750,000  on each  of  November 1,  2000  through 2007
                      (inclusive), with  a  final  maturity  of  $4,000,000  on
                      November 1, 2008.  See "Description of Notes -- Mandatory
                      Redemption Fund."   FSCM  may redeem  any  or all  of the
                      Notes at any time  upon not less than  30 days' notice to
                      the Trustee  and not  less than  15  days' notice  to the
                      holders of the Notes for an amount equal to the principal
                      amount of such Notes plus accrued interest to the date of
                      redemption.  In addition, any redemption made on or prior
                      to November  1,  1998  will be  subject  to  a prepayment
                      premium of 3%  of the  principal amount  of the  Notes so
                      redeemed.   Any redemption  made after  November  1, 1998
                      will not be subject  to a prepayment  premium or penalty.
                      See "Description of Notes -- Optional Redemption."

Priority........      The Notes will be senior  obligations and not subordinate
                      to any other  unsecured debt.   At the time  of issuance,
                      the Notes will be senior in  right of payment to $750,000
                      of  mandatory  convertible  debentures   issued  in  1989
                      ("MCDs") and payable on parity with $500,000 of such MCDs. See "Description of Notes."

Minimum purchase      $3,000, plus multiples  of $1,000  in fully  registered
                      form.

Security for Notes    The Notes will be unsecured.

Indenture covenants   The Indenture contains certa in covenants with respect  to
                      the Notes,  FSCM,  and  TRIB.    The aggregate  principal
                      amount of the  Notes issued  under the Indenture  will be
                      $10,000,000.    The  Indenture   limits  the  payment  of
                      dividends on FSCM's Common  Stock to no more  than 30% of
                      the previous year's  Consolidated Net Income  (as defined
                      in  the  Indenture).    See   "Description  of  Notes  --
                      Restrictions on Dividends on,  and Redemptions of Stock."
                      In addition,  the  Indenture requires  FSCM  and  TRIB to
                      maintain Consolidated Tangible  Net Worth (as  defined in
                      the  Indenture)   of  not   less  than   $19,000,000  and
                      $23,000,000, respectively.  See  "Description of Notes --
                      Maintenance of  Consolidated  Tangible Net  Worth."   The
                      Indenture also limits the total debt that can be incurred
                      by  FSCM   and  its   subsidiaries  to   60%   of  FSCM's
                      Consolidated Tangible Net Worth  (excluding, however, the
                      principal amount  of MCDs  to the  extent they  are fully
                      subordinated to the  prior payment  in full  of principal
                      and interest on the Notes; currently $750,000 of the MCDs
                      are  subordinated).     See  "Description  of   Notes  --
                      Limitation on  Indebtedness."    The  Indenture  contains
                      other covenants,  including  limitations  on mergers  and
                      acquisitions and capital expenditures.   See "Description
                      of Notes."

USE OF PROCEEDS

Estimated net proceeds of $9,475,000 from the sale of the Notes will be used to prepay in full $4,500,000 of principal and approximately $159,375 of interest due under FSCM's 8.50% Notes Due 1999 issued by FSCM in December 1992 (the "1992 Notes"), to make a capital contribution to TRIB of approximately $4,000,000, and to repay a $550,000 loan from a correspondent bank. The remaining approximately $265,625 in proceeds will be used by FSCM as working capital. See "Use of Proceeds" and "Capitalization."

COMPOSITION OF LOANS AND DIRECT FINANCING LEASES BY TRIB

At June 30, 1996 and March 31, 1996, TRIB had total loans and leases outstanding of $256,877,000 and $255,965,000, respectively. These totals were composed of the following types and amounts of loans and leases:

LOANS AND LEASES DISTRIBUTION

                                      June 30, 1996        March 31, 1996
                                    -------------------    ----------------

                                                Percent             Percent
(Dollars in thousands)              Amount     of Total    Amount  of Total
---------------------               ------     --------    ------  --------
Commercial, financial
  and agricultural                 $86,498        33.7%   $85,578     33.4%
Direct financing leases              5,815          2.3     5,719       2.3

Real estate:
  Residential mortgage(1)<F4>       57,736         22.5    64,248      25.1
  Construction                      24,797          9.6    21,823       8.5
  Commercial mortgage               61,200         23.8    62,746      24.5
Consumer, not secured by a
  real estate mortgage(2)<F5>       20,831          8.1    15,851       6.2
                                  --------       ------  --------    ------
  Total loans and leases          $256,877       100.0%  $255,965    100.0%
                                  --------       ------   -------    ------
                                  --------       ------   -------    ------


(1)<F4>For the three months ended June 30, 1996 and the fiscal year ended
  March 31, 1996, includes $18,307 and $18,820, respectively, of first mortgages pending conclusion of their sale to the Federal Home Loan Mortgage Corporation ("Freddie Mac"), Fannie Mae and the Illinois Housing Development Authority ("IHDA"); home equity lines of credit; home improvement loans; and consumer loans for which junior liens were taken as primary and secondary sources of security.

(2)<F5>Consumer loans, both direct and indirect.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following  summary of  FSCM's  consolidated selected  financial  information
should  be  read  in  conjunction  with  the  detailed  Consolidated   Financial
Statements and Notes thereto contained at the end of this Prospectus.


                                         Three                  Fiscal
  (Dollars in thousands,             Months Ended             Years Ended
except for per share amounts)           June 30,                March 31,
-----------------------------      ----------------     -----------------------
INCOME STATEMENT DATA               1996      1995      1996      1995     1994
                                    ----      ----      ----      ----     ----
For the period:
 Net interest income              $3,990    $3,252   $14,438   $13,864  $12,382
 Provision for possible loan
  and lease losses                   525       430     1,905     2,510    1,970
 Other income                        875       813     3,315     3,149    3,515
 Other expenses                    2,757     2,610    10,527     9,919   10,327
 Income taxes                        543       339     1,768     1,516    1,267
 Net income                       $1,040      $686    $3,553    $3,068   $2,333

BALANCE SHEET DATA
 At end of period:
  Total assets                  $389,172  $344,887  $386,967  $337,454 $304,075
  Loans and leases, net          252,047   220,736   251,502   208,244  177,101
  Securities                     100,583    77,777    90,423    71,822   79,939
  Deposits                       303,446   273,268   301,818   271,611  250,774
  1992 Notes Payable               4,500     5,000     4,500     5,000    5,000
  Mandatory convertible
    debentures                     1,250     1,250     1,250     1,250    1,250
  Stockholders' equity            24,490    22,431    24,287    21,961   19,751

FINANCIAL RATIOS
For the period:
  Return on average assets    1.09%(1)<F6>0.81%(1)<F6> 0.99%     0.99%    0.83%
  Return on average common
  stockholders' equity        19.65(1)<F6>13.52(1)<F6> 17.49     17.24    13.79
Net interest margin                 4.48      4.07      4.31      4.77     4.69
At end of period:
  Tier 1 capital to risk
   weighted assets                  9.06      9.39      8.97      9.28     9.81
  Total capital to risk
   weighted assets                 11.51     13.15     11.66     13.15    15.34
  Tier 1 capital to total
   assets (leverage)                6.62      6.37      6.83      6.78     6.34

EARNINGS TO FIXED CHARGES RATIOS
For the period:
  Consolidated:
Excluding interest
  on deposits                       2.54      2.07      2.30      2.72     2.60
Including interest
  on deposits                       1.38      1.27      1.33      1.43     1.37
  Parent company only(2)<F7>        1.44      1.20      1.26      1.04       --


(1)<F6>Annualized.
(2)<F7>The dollar amount of deficiency in earnings necessary to cover fixed charges was $274 for the fiscal year ended March 31, 1994.

                                  RISK FACTORS

An investment in the Notes involves certain special considerations and risks. Each prospective investor should carefully consider all of the following special considerations and risks in addition to the information set forth elsewhere in this Prospectus.

RISKS INHERENT IN BANKING INDUSTRY

There are certain special considerations and risks inherent in the business of banking that are not unique to FSCM or TRIB but are common to all entities involved in the banking industry. Set forth below are some of the special considerations and risks inherent in the business of banking.

Regulation of Bank Holding Companies

The United States banking system is highly regulated, with both individual states and the federal government having rights regarding the chartering, supervision and examination of banks and bank holding companies. Bank holding companies, including FSCM, and national banks, including TRIB, are each subject to federal regulation and supervision. FSCM is subject to the Bank Holding Company Act of 1956, as amended ("Holding Company Act"), and to regulation and supervision by the Federal Reserve System, including the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). The Federal Reserve Board possesses cease and desist powers over bank holding companies to prevent or remedy unsafe or unsound practices or violations of law. These and other restrictions limit how FSCM may conduct its business and obtain financing. See "Supervision and Regulation -- Regulation of FSCM."

Regulation of TRIB

TRIB is subject to supervision and examination by the Office of the Comptroller of the Currency ("OCC"), which is TRIB's primary federal regulator, and the Federal Deposit Insurance Corporation ("FDIC"), which has secondary federal responsibility for the regulation and supervision of TRIB. The various federal laws and regulations apply to many aspects of TRIB's operations and financial condition, including dividends, reserves, deposits, loans, investments, mergers, acquisitions, and the establishment of branch offices and facilities. These and other restrictions limit how TRIB may conduct its business and obtain financing. See "Supervision and Regulation -- Regulation of TRIB."

Restrictions on Payment of Dividends by TRIB to FSCM


The ability of FSCM to meet its debt service requirements with respect to the Notes is dependent upon the ability of TRIB to pay dividends to FSCM on TRIB's common stock, as FSCM has no other source of significant income. As set forth above, TRIB is subject to federal law and regulations which limit the amount of dividends TRIB may pay to FSCM. For example, the payment of dividends by TRIB as a national banking association is affected by the requirement to maintain adequate capital pursuant to the capital adequacy guidelines issued by the OCC. All banks and bank holding companies are required to have a minimum total capital to risk-weighted assets (total capital) ratio of 8.00% and a minimum Tier 1 capital to risk-weighted assets (Tier 1) ratio of 4.00%. Additionally, banking organizations must maintain a minimum Tier 1 capital to total assets (leverage) ratio of 3.00%. This 3.00% leverage ratio is a minimum for banking organizations without any supervisory, financial or operational weaknesses or deficiencies. However, most banking organizations, including TRIB, are expected to maintain a leverage ratio of 100 to 200 basis points above this minimum depending on their financial condition. As of June 30, 1996, TRIB's leverage ratio was 7.74%, its total capital ratio was 11.91%, and its Tier 1 ratio was 10.66%. Assuming that a capital contribution of $4,000,000 by FSCM to TRIB as described in "Use of Proceeds" was made as of such date, TRIB's leverage ratio would have been 8.70%, its total capital ratio would have been 13.18%, and its Tier 1 ratio would have been 11.92%. If (i) the OCC increases any of these required ratios; (ii) the total of risk-weighted assets of TRIB increases significantly; and/or (iii) the income of TRIB decreases significantly, TRIB's Board of Directors may decide or be required to retain a greater portion of TRIB's earnings to achieve or maintain the required capital or asset ratios. This would reduce the amount of funds available for the payment of dividends by TRIB to FSCM. Further, in some cases, the OCC could take the position that it has the power to prohibit TRIB from paying dividends if, in its view, such payments would constitute unsafe or unsound banking practices. In addition, whether dividends are paid and their frequency and amount will depend on the financial condition and performance, and the discretion of management, of TRIB. The foregoing restrictions on dividends paid by TRIB may limit FSCM's ability to obtain funds from such dividends for its cash needs, including funds for payment of its debt service requirements on the Notes and operating expenses. During the two months ended August 31, 1996, TRIB declared dividends of $500,000, which were paid to FSCM on September 30, 1996. During the three month period ended June 30, 1996 and the fiscal years ended March 31, 1996, 1995 and 1994, TRIB paid to FSCM dividends of $500,000, $1,813,000, $1,562,000, and $1,500,000,
respectively. The amount of dividends TRIB could pay FSCM as of June 30, 1996 without prior regulatory approval, which is limited by statute to the sum of undivided profits for the current year plus net profits for the preceding two years, was $5,141,000. See "Supervision and Regulation -- Regulation of TRIB." FSCM's failure to pay interest on the Notes for a period of 30 days, or its failure to pay principal on the date due, would constitute an Event of Default under the Indenture. See "Description of Notes -- Defaults and Certain Rights on Default."

Impact of Interest Rates and Economic Conditions

The results of operations for financial institutions, including FSCM and TRIB, may be materially and adversely affected by changes in prevailing economic conditions, including changes in interest rates, declines in real estate market values and the monetary and fiscal policies of the federal government. See "Risk Factors -- Special Considerations Regarding an Investment in FSCM -- Competition; Dependence on Economic Conditions" and "Supervision and Regulation." The profitability of FSCM and TRIB is in part a function of the spread between the interest rates earned on loans and the interest rates paid on deposits and other interest-bearing liabilities. Like most banking institutions, TRIB's net interest margin will continue to be affected by general economic conditions and other factors that influence market interest rates and TRIB's ability to respond to changes in such rates. At any given time, TRIB's assets and liabilities will be such that they are affected differently by a given change in interest rates, and as a result an increase or decrease in rates could have a positive or negative effect on TRIB's net income, capital and liquidity. At June 30, 1996, TRIB had more interest sensitive liabilities repricing than it had interest sensitive assets. Based upon TRIB's analysis, and due to the underlying interest rate characteristics of the repricing instruments, this means that as of that date, net interest income would be negatively affected by a significant increase in interest rates and slightly negatively affected in a falling interest rate environment. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

Deregulation

There have been significant changes in the banking industry in past years. Many of the changes have resulted from federal legislation intended to deregulate the banking industry. This legislation has, among other things, increased the power of non-banks to expand into traditional banking services. Proposed legislation currently in Congress contains modification of some of the prohibitions on the type of businesses in which bank holding companies may engage. In addition, other types of financial institutions, including securities brokerage companies, insurance companies, and investment banking firms, have been given and may continue to be given powers to engage in activities which traditionally have been engaged in only by banks. Such changes may continue to place FSCM and TRIB in more direct competition with other financial institutions. See "Supervision and Regulation -- Deregulation."

SPECIAL CONSIDERATIONS REGARDING AN INVESTMENT IN FSCM

In addition to the special considerations and risks inherent in the banking business described above, there are special considerations and risks associated with an investment in FSCM and the Notes, as described below.

Allowance for Possible Loan and Lease Losses

The allowance for possible loan and lease losses represents TRIB's estimates of the amount of the loan and lease portfolio that will not be repaid and consequently will have to be written off. The allowance is established by management using historical experience and by making various assumptions and judgments about the ultimate collectibility of the loan and lease portfolio.
The allowance for possible loan and lease losses as of June 30, 1996 and March 31, 1996 was $4,830,000 and $4,463,000, respectively, which represented 1.88% and 1.74%, respectively, of the total amount of loans and leases. There can be no assurance that the allowance will prove to be sufficient to cover future loan and lease losses. FSCM's profitability and financial condition would be adversely affected to the extent that the estimated allowance is insufficient to cover future loan and lease losses incurred. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations -- Three Months Ended June 30, 1996 and 1995 -- Provision for Possible Loan and Lease Losses" and "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations -- Years Ended March 31, 1996, 1995 and 1994 -- Provision for Possible Loan and Lease Losses."

Substantial Final Payment for Notes


Notes in the aggregate amount of $750,000 are required to be redeemed prior to maturity on November 1 in each of the years 2000 through 2007 (inclusive), with a principal payment of $4,000,000 due on November 1, 2008. If FSCM does not have sufficient funds to pay the Notes at maturity, it would have to seek additional funds through the issuance of debt or equity securities to the public and/or by borrowing funds from other outside sources. No assurances can be made that acceptable market conditions will exist at such time for the sale of debt or equity securities of FSCM or that FSCM would be able to borrow sufficient funds to enable it to retire the Notes at maturity. See "Description of Notes -
- Mandatory Redemption Fund."

Competition; Dependence on Economic Conditions

TRIB is engaged in the highly competitive business of commercial banking. There were approximately 18 banks and four savings institutions in the Quad Cities metropolitan area as of June 30, 1996. Measured by total deposits, TRIB was the third largest as of that date. TRIB's competitors include local, regional and national banking and nonbanking entities which are not necessarily subject to the same regulatory standards or restrictions. In addition, every bank, including TRIB, is affected by the economic conditions and the economy of the area in which it operates. Because TRIB is located in the Quad Cities metropolitan region of Illinois and Iowa, it is dependent to an extent on the success of significant employers in that area, including John Deere & Co., the federal Rock Island Arsenal, Genesis Medical Center and Alcoa, which in turn are affected by the economies of their industries. Therefore, TRIB and FSCM remain vulnerable to downturns in the economy of the Quad Cities metropolitan area and to downturns in the economy in general. Adverse economic conditions could have a negative impact upon the quality of TRIB's loan and lease portfolio, TRIB's ability to pay dividends to FSCM, and FSCM's earnings. See "Business -- Monetary Policies and Economic Condition."

Lack of Active Market; Market Value

Currently, there is no market for the Notes, and there can be no assurance that any market will develop. The Underwriter presently intends to make a market in the Notes but is under no obligation to do so. If a market does develop for the Notes, there can be no assurance that it will continue until maturity of the Notes. Any market that may develop could be limited. If a trading market does not develop or is not maintained, holders of the Notes may experience difficulty in reselling them.

Lack of Diversification

FSCM's business activity consists of its ownership of the common stock of TRIB. As a result, FSCM lacks diversification as to business activities and market area, and any event affecting TRIB will have a direct effect on FSCM. See "Business."

                 FINANCIAL SERVICES CORPORATION OF THE MIDWEST

FSCM is a bank holding company which was incorporated under the laws of the State of Delaware in 1973 and has its principal office at 224-18th Street, Suite 202, Rock Island, Illinois 61201-8719, with its telephone number being (309) 794-1120. FSCM owns all of the outstanding stock of TRIB. FSCM has no other material assets and conducts no other material business activities. As a bank holding company, FSCM is subject to extensive regulation. See "Supervision and Regulation -- Regulation of FSCM."

TRIB is a national banking association that provides a wide variety of full-service commercial banking products. Its principal place of business is located in downtown Rock Island, Illinois, while its official office is in Bettendorf, Iowa. TRIB also owns and operates four other offices, three of which are in Rock Island and one of which is in East Moline, Illinois. TRIB's trade area includes portions of Rock Island County and Henry County in Illinois and Scott County in Iowa, which include the Greater Quad Cities Metropolitan Area.

Measured by total deposits as of June 30, 1996, TRIB was the third largest of the 18 banks and four savings institutions in the Quad Cities metropolitan area. As of June 30, 1996 and March 31, 1996, on a consolidated basis, the deposits of FSCM were $303,446,000 and $301,818,000, respectively; its assets were $389,172,000 and $386,967,000, respectively; its gross loans and leases were $256,877,000 and $255,965,000, respectively; and its stockholders' equity was $24,490,000 and $24,287,000, respectively.

FSCM and TRIB file consolidated federal income tax returns.

The principal sources of FSCM's cash are dividends and direct reimbursement for income taxes paid to it by TRIB. However, there are restrictions on the extent to which TRIB can pay dividends to FSCM or otherwise supply funds to it. See "Supervision and Regulation -- Regulation of TRIB."


                                USE OF PROCEEDS

The net proceeds to be received by FSCM from the sale of Notes in this offering, after deducting $525,000 of estimated offering expenses (including underwriting commissions of $375,000), will be approximately $9,475,000. FSCM intends to use the net proceeds as follows:

       $4,659,375     to pay $4,500,000 of principal and $159,375 of estimated
                      interest due under the 1992 Notes(1)<F8>;

       4,000,000      to make a capital contribution to TRIB;

         550,000 to repay principal on a loan from a correspondent bank(2)<F9>; and

        265,625       to be used by FSCM as working capital.
      ---------
     $9,475,000       Total
      ---------
      ---------

(1)<F8>The 1992 Notes bear interest at the rate of 8.5% per annum. Interest only is payable semi-annually. The 1992 Notes are subject to mandatory redemption in the amount of $500,000 on each of December 1, 1996, 1997 and 1998, plus a final maturity of $3,000,000 due on December 1, 1999.

(2)<F9>During the three months ended June 30, 1996, FSCM borrowed $1,000,000 from a correspondent bank under its $10,000,000 line of credit with such bank. The proceeds of the loan were used to acquire a $1,500,000 loan from TRIB. In July 1996, FSCM repaid $450,000 in principal on its correspondent bank loan, thus reducing the outstanding principal amount to $550,000 as of July 31, 1996. The correspondent bank loan bears interest at a rate equal to the correspondent bank's prime lending rate, which was 8.25% per annum at
  July 31,  1996.   Interest  on  the  loan is  payable  quarterly,  and unpaid principal and interest are due on July 31, 1997.

                                 CAPITALIZATION

The following table sets forth the consolidated liabilities and capitalization of FSCM at June 30, 1996 and as adjusted to reflect the sale of the Notes offered hereby and the application of the estimated net proceeds from the offering to prepay the principal of $4,500,000 and to pay estimated interest due under the 1992 Notes, and to repay a correspondent bank loan in the amount of $550,000:

                                                 June 30, 1996
                                              -----------------------

Dollars in thousands                          Actual      As Adjusted
--------------------                          ------      -----------
Liabilities:
  1992 Notes .....................            $4,500             $---
  Notes  .........................               ---           10,000
  Mandatory convertible debentures             1,250            1,250
  Correspondent bank loan(1)<F10>.             1,000              ---
                                               -----           ------
     Total notes and loans payable             6,750           11,250
                                               -----           ------
Stockholders' Equity:
  Capital stock:
     Preferred, no par value;
     authorized, 100,000 shares:
        Class A Preferred Stock, stated
        value
            $100 per share; authorized
            50,000 shares; issued and
            outstanding, 50,000 shares         5,000            5,000

        Class B Preferred Stock, stated
        value
            $500 per share; authorized
            1,000 shares; issued and
            outstanding, 1,000 shares            500              500

        Class C Preferred Stock, stated
        value
            $425 per share; authorized
            2,400 shares; issued and
            outstanding, 2,400 shares          1,020            1,020

     Common, par value $.50 per share;
        authorized, 600,000 shares;
        issued 340,662 shares;
        outstanding 176,611 shares               170              170

  Capital surplus ................             2,574            2,574
  Net unrealized loss on available-for-
  sale securities ................           (1,022)          (1,022)
  Retained earnings(2)<F11>.......            21,497           21,387
  Treasury stock .................           (5,249)          (5,249)
                                             -------          -------
     Total stockholders' equity ..            24,490           24,380
                                             -------          -------

  Total capitalization ...........           $31,240          $35,630
                                             -------          -------
                                             -------          -------

(1)<F10>Subsequent to June 30, 1996, a payment of $450 was made on the correspondent bank loan, leaving a balance of $550, which will be repaid from the proceeds of the offering.

(2)<F11>Decreased due to write-off of $110 of unamortized 1992 Note offering costs.

                      CONSOLIDATED SELECTED FINANCIAL DATA

The following table summarizes selected consolidated financial information and is qualified in its entirety by the more detailed consolidated financial statements and notes appearing elsewhere in this Prospectus.


 (Dollars in thousands,            Three Months Ended
 except per share amounts)              June 30,                    Fiscal Years Ended March 31,
--------------------------           -------------     -----------------------------------------------
                                      1996    1995       1996     1995       1994      1993       1992
                                     -----    -----      -----   -----      -----     -----      -----
INCOME STATEMENT DATA:
Interest income                     $8,154    $6,979   $30,271   $24,571   $22,024   $20,729   $17,702
Interest expense                     4,164     3,727    15,833    10,707     9,642    10,183     9,939
                                  --------  --------  --------  --------  --------  --------  --------
Net interest income                  3,990     3,252    14,438    13,864    12,382    10,546     7,763
Provision for possible loan
  and lease losses                     525       430     1,905     2,510     1,970     2,180       892
                                  --------  --------  --------  --------  --------  --------  --------
Net interest income after
  provision for possible
  loan and lease losses              3,465     2,822    12,533    11,354    10,412     8,366     6,871
Other income                           875       813     3,304     3,149     3,515     3,905     1,671
Investment securities gains            ---       ---        11       ---       ---       173       156
Other expenses                       2,757     2,610    10,527     9,919    10,327     8,572     6,782
Income taxes                           543       339     1,768     1,516     1,267     1,319       625
                                  --------  --------  --------  --------  --------  --------  --------
Income before cumulative
  effect(1)<F12>                     1,040       686     3,553     3,068     2,333     2,553     1,291
Cumulative effect(1)<F12>              ---       ---       ---       ---       ---     (132)       158
                                  --------  --------  --------  --------  --------  --------  --------
Net income                          $1,040       686    $3,553    $3,068    $2,333    $2,421    $1,449
                                  --------  --------  --------  --------  --------  --------  --------
                                  --------  --------  --------  --------  --------  --------  --------

PER COMMON SHARE:
  Income before cumulative
    effect(1)<F12>                   $5.04     $3.07    $16.87    $14.21    $10.07    $13.30     $6.86
  Cumulative effect(1)<F12>            ---       ---       ---       ---       ---     (.76)       .90
  Net income                          5.04      3.07     16.87     14.21     10.07     12.54      7.76
  Fully diluted net income            3.18      2.08     10.80      9.10      6.73      9.06      6.30
  Book value                        101.75     90.86    100.60     88.18     76.21     67.17     57.91
  Book value assuming
    conversion of MCDs(2)<F13> and
    Convertible Preferred
    Stock                            77.57     70.14     76.80     68.35     60.25     54.23     50.61
  Cash dividends                      0.50      0.38      1.76      1.52      1.52      1.26      1.00

PERIOD-END BALANCES:
  Total assets                    $389,172  $344,887  $386,967  $337,454  $304,075  $268,334  $203,572
  Loans and leases, net            252,047   220,736   251,502   208,244   177,101   154,998   118,043
  Securities                       100,583    77,777    90,423    71,822    79,939    64,093    63,498
  Deposits                         303,446   273,268   301,818   271,611   250,774   217,602   169,225
  Notes payable                      4,500     5,000     4,500     5,000     5,000     5,000     5,250
  MCDs(2)<F13>                       1,250     1,250     1,250     1,250     1,250     1,250     1,250
  Stockholders' equity              24,490    22,431    24,287    21,961    19,751    18,182    11,166


EARNINGS TO FIXED CHARGES RATIOS:
  Consolidated:
  Excluding interest on deposits      2.54      2.07      2.30      2.72      2.60      3.52      2.03
  Including interest on deposits      1.38      1.27      1.33      1.43      1.37      1.38      1.19
  Parent company only(3)<F14>         1.44      1.20      1.26      1.04       ---       ---       ---

PERCENTAGES:
Average equity to average
  assets                             6.45%     6.58%     6.52%     6.71%     6.80%     5.67%     5.48%
Net income to average
  common equity                      19.65     13.52     17.49     17.24     13.79     19.64     14.28
Net income to average
  assets                              1.09      0.81      0.99      0.99      0.83      0.99      0.75
Dividend payout ratio                 9.92     12.38     10.43     10.70     15.09     10.05     12.89

COMMON SHARES OUTSTANDING:
Common shares outstanding          176,611   175,111   176,611   175,511   173,611   173,611   175,306
Weighted average common
  shares outstanding               176,611   175,111   175,123   174,079   173,611   174,363   175,306
Weighted average common and
  contingently issuable common shares
  outstanding                      332,176   338,608   335,327   343,796   353,431   265,615   225,306

(1)<F12>Cumulative effects on prior years of changing to different accounting principles.
(2)<F13>Mandatory convertible debentures ("MCDs").
(3)<F14>The dollar amounts of deficiency in earnings necessary to cover fixed charges were $274, $303, and $289 for the fiscal years ended March 31, 1994, 1993, and 1992, respectively.


             MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

THREE MONTHS ENDED JUNE 30, 1996 AND 1995

FINANCIAL OVERVIEW

Net income and earnings per fully diluted common share equaled $1,040,000 and $3.18, respectively, for the three months ended June 30, 1996 as compared to $686,000 and $2.08, respectively, for the three months ended June 30, 1995. The $354,000, or 51.60%, increase in net income between the three month periods primarily resulted from a 22.69% increase in net interest income. Changes in net income between the three month periods ended June 30, 1996 and 1995 were as follows:

                                                           Changes
(Dollars in thousands)                                    in Income
----------------------                                    ---------
Interest income                                             $1,175
Interest expense                                             (437)
                                                            ------
Net interest income                                            738
Provision for possible loan and lease losses                  (95)
Other income                                                    62
Other expenses                                               (147)
Income taxes                                                 (204)
                                                            ------
Net increase in net income                                    $354
                                                            ------
                                                            ------

The efficiency and overhead ratios are two commonly used performance measurements. Both measure the coverage of operating expense by net interest income. In the efficiency ratio, other income is added to net interest income, and in the overhead ratio, other income is netted against operating expense. Lower ratios generally reflect better performance and therefore are considered
more favorable.    FSCM's ratios as of June 30, 1996 and 1995 and Peer Group
comparisons as presented in the Bank Holding Company Performance Reports ("Federal Reserve Reports") prepared by the Division of Banking, Supervision and Regulation of the Federal Reserve Board, are presented below. FSCM's Peer Group is defined in the Federal Reserve Reports as bank holding companies with consolidated assets between $300,000,000 and $500,000,000. The Peer Group numbers presented here and throughout the Prospectus are as of March 31, 1996 -- the most recent date available. The improvement in the ratios between three month comparative periods was primarily the result of increased net interest income.
                                          FSCM
                                    -----------------
                                    June 30,  June 30,   Peer
                                     1996      1995      Group
                                    -------   -------   ------
Efficiency Ratio..................  56.67%    64.21%    62.86%
Overhead Ratio....................  47.17     55.26       (1)<F15>

(1)<F15> Not available.

INCOME STATEMENTS

Net Interest Income

Comparison of net interest income between the three month periods ended June 30, 1996 versus 1995 reflected an increase in average interest-earning assets of $36,323,000, or 11.37%. The majority of the increase occurred in net loans and leases, which increased $37,082,000, or 17.46%. Further, $27,050,000 shifted from federal funds sold to investment securities and interest-bearing deposits with other financial institutions -- both of which also tend to yield a slightly higher rate of return than that of federal funds sold. In addition, between the three month comparative periods, loan yields improved 28 basis points and investment security yields improved 44 basis points. As a result, the overall yield on interest-earning assets increased 42 basis points to 9.16% from 8.74% and compared favorably to FSCM's Peer Group yield on interest-earning assets of 8.29% as of March 31, 1996.

Growth of $22,684,000 in average time deposits and $13,293,000 in securities sold under agreements to repurchase ("repurchase agreements") funded the increase in average interest-earning assets. The cost of interest-bearing liabilities trended downward with a nine basis point reduction in the cost of time deposits and a 55 basis point reduction in the cost of repurchase agreements. As a result, the overall cost of funds dropped eight basis points to 5.14% from 5.22% in comparison of the three month periods ended June 30, 1996 and 1995, respectively. FSCM's Peer Group cost of funds equaled 4.38% as of March 31, 1996. Strong funding demands and intense local competition for funds has contributed to the unfavorable comparison to Peer Group.

The net interest margin (net interest income divided by average total interest-earning assets) improved 41 basis points to yield 4.48% for the three months ended June 30,1996 as compared to the margin of 4.07% for the three months ended
June 30, 1995.   Again, FSCM's margin trailed that of its Peer Group, which equaled 4.66% as of March 31, 1996, primarily due to the higher cost of funds.

            AVERAGE BALANCE AND INTEREST RATE ANALYSIS


                                            Three Months Ended
                                ----------------------------------------------
(Dollars in thousands)             June 30, 1996              June 30, 1995
---------------------           -----------------------   ---------------------
                                                Average                 Average
                               Average           Annual  Average          Annual
ASSETS                         Balance  Interest   Rate  Balance Interest   Rate
------                        --------  -------- ------  ------- -------- ------
Interest-bearing deposits with
  other financial institutions    $4,879     $64    5.25    $166      $3   7.23%
Investment securities             96,030   1,433    5.97  74,452   1,029    5.53
Federal funds sold                 5,473      72    5.26  32,523     489    6.01
Loans and leases, net(1)<F16>    249,517   6,585   10.56 212,435   5,458   10.28
                                --------   -----         -------   -----
Total interest-earning
  assets(1)<F16>                $355,899   8,154    9.16 $319,576  6,979    8.74
                                --------   -----         --------  -----
                                --------                 --------
LIABILITIES
-------------
Savings deposits                 $76,828     485    2.53 $74,500     472    2.53
Time deposits                    190,244   2,912   6.12  167,560   2,603    6.21
Federal funds purchased              408       6   5.88      ---     ---     ---
Securities sold under agreements to
  repurchase                      49,372     625   5.06   36,079     506    5.61
Other short-term borrowings        1,169      17   5.82      932      13    5.58
Notes payable                      4,500      95   8.44    5,000     106    8.48
Mandatory convertible debentures   1,250      24   7.68    1,250      27    8.64
                                 -------   -----          ------   -----
Total interest-bearing
    liabilities                 $323,771   4,164   5.14% $285,321  3,727    5.22
                                --------   -----         --------  -----
                                --------                 --------
Net interest income                       $3,990                  $3,252
                                          ------                  ------
                                          ------                  ------
Net interest margin (net interest
  income divided by average
  total interest-
  earning assets)                                  4.48%                   4.07%
                                                   -----                   -----
                                                   -----                   -----

(1)<F16>Non-accruing loans and leases are included in the average balance.

                            INTEREST VARIANCE ANALYSIS

                                                  Three Months Ended
                                              June 30, 1996 vs. June 30, 1995
                                              -------------------------------
                                                    Increase (Decrease)
                                                   Due to Changes in(1)<F17>
                                              -------------------------------
                                              Average       Average     Total
(Dollars in thousands)                        Balance        Rate      Change
----------------------                        -------       -----      ------
Interest income:
Interest-bearing deposits with other
  financial institutions.............             $85        $(24)        $61
Investment securities..............               298         106         404
Federal funds sold.................              (407)        (10)       (417)
Loans and leases...................               953         174       1,127
                                                 -----       ----       -----
Total interest income............                 929         246       1,175
                                                 ----        ----       -----
Interest expense:
Savings deposits...................                15          (2)         13
Time deposits......................               352         (43)        309
Federal funds purchased............               ---           6           6
Securities sold under agreements to
  repurchase.........................             186         (67)        119
Other short-term borrowings........                 3           1           4
Notes payable......................               (11)        ---         (11)
Mandatory convertible debentures...               ---          (3)         (3)
                                                 ----        ----        ----
Total interest expense...........                 545        (108)        437
                                                 ----       -----       -----
Change in net interest income........            $384        $354        $738
                                                 ----        ----        ----
                                                 ----        ----        ----



(1)<F17>The change in interest due to the volume and rate has been allocated to the change in average rate. Nonaccruing loans and leases are included in the average balance. Loan and lease fees of $399 and $302 for the three months ended June 30, 1996 and 1995, respectively, are included in the interest income on loans and leases.

The preceding interest variance analysis quantifies the impact of the previously discussed changes between three month comparative periods. The positive impact on net interest income due to changes in interest-earning assets from increased average balances and average rates totaled $929,000 and $246,000, respectively. The increased average balances of interest-bearing liabilities resulted in a $545,000 increase in interest expense. However, the decrease in cost of interest-bearing liabilities resulted in a $108,000 interest expense savings. When combined, the net increase in net interest income due to increased asset and liability balances totaled $384,000. Further, the favorable average rate changes for both assets and liabilities combined to total a $354,000 increase in net interest income. As a result, net interest income increased a total of $738,000 between the three month comparative periods ended June 30, 1996 and 1995.

Provision for Possible Loan and Lease Losses

The provision for possible loan and lease losses totaled $525,000 and $430,000 for the three months ended June 30, 1996 and 1995, respectively. The amount of the provision was based on management's assessment of the adequacy of the allowance for possible loan and lease losses in relation to both non-performing loans (those past-due 90 days or more and loans in a nonaccrual status) and total loans and leases outstanding. Net charge-offs for the three months ended June 30, 1996 and 1995 totaled $158,000 and $695,000, respectively. The allowance, stated as a percentage of non-performing loans and leases, equaled 253.41% and 141.32% as of June 30, 1996 and 1995, respectively. FSCM's comparative Peer Group ratio equaled 334.45% as of March 31, 1996. The improvement in the ratio between the 1996 and 1995 periods resulted from both a $1,263,000 increase in the allowance and a $618,000 decrease in non-performing loans and leases. Management is currently satisfied that the level of the allowance is adequate to provide for future losses.

Other Income

Total other income increased $62,000, or  7.6%, between the three month  periods
ended June 30, 1996 and 1995.   Although slight improvement  was experienced in
most areas, the more significant changes included a $21,000 increase in gains from sales of loans and leases and a $28,000 increase in other income.

Other Expenses

Other expense equaled $2,757,000 for the three months ended June 30, 1996, a $147,000, or 5.63%, increase from the $2,610,000 expense for the three months ended June 30, 1995. The following discussion describes the more significant of the changes between periods.

Salaries and employee benefits, which comprised 57.82% of total other expenses, increased $226,000, or 16.52%, between periods. The number of full-time equivalent employees rose to 181 at June 30, 1996 from 164 at June 30, 1995 -- partially as a result of new office expansion. However, due to asset growth, the ratio of assets per employee rose to $2,150,000 at June 30, 1996 from $2,103,000 at June 30, 1995. Further, personnel expense, stated as a percentage of average assets, equaled 1.67% for the three months ended June 30, 1996 as compared to FSCM's Peer Group ratio of 1.72% as of March 31, 1996.

Expenses associated with the new offices in Bettendorf and Rock Island which were acquired/built and furnished during the fiscal year ended March 31, 1996, resulted in an increase of $118,000 in the occupancy and equipment categories as compared to the 1995 period. Depreciation expense increased $130,000 between the periods.

The $146,000 decrease in insurance expense reflected the reduced FDIC premium rate which decreased during the course of fiscal 1996 from $0.23 per $100 of deposits to a base fee of $2,000 per year. The amounts of FDIC insurance assessments included in insurance expense for the three months ended June 30, 1996 and 1995 were $1,000 and $143,000, respectively.


Included in other operating expense for the three months ended June 30, 1995 was an $80,000 charge related to an efficiency study performed by a national consulting firm during fiscal 1996 to review operational functions and system structures. Additionally, the 1995 expense also included an accrual of approximately $124,000 for anticipated occupancy and equipment expenses associated with the new offices.

Income Taxes

The opening of an Iowa office during fiscal 1996 established nexus in Iowa and thus created an additional state tax obligation. Taxes of $543,000 for the three months ended June 30, 1996 included accruals of $473,000 for Federal income taxes and $70,000 for State of Iowa taxes. The $339,000 tax expense for the three months ended June 30, 1995 related solely to federal tax liabilities. The effective tax rates for the 1996 and 1995 three month periods equaled 34.30% and 33.07%, respectively.

RISK MANAGEMENT

FSCM's internal credit administration performs continuous loan reviews; monitors loan documentation; ensures compliance with internal policies and governmental regulations; and maintains the internal loan and lease watch list. FSCM also employs an internal audit/compliance staff to provide on-going account audits and reviews of regulatory compliance. In addition, management continues to cautiously assess the risks associated with the potential future impact of adverse changes in the overall economic climate and more stringent regulatory standards and requirements. An asset/liability committee monitors the liquidity position of FSCM in order to provide for future liquidity requirements as well as maintain an acceptable interest rate return on assets. Further, computer simulation modeling is used to assess the interest rate sensitivity characteristics of assets and liabilities and predict possible impacts of new marketing and product development strategies.

As depicted in FSCM's Consolidated Statements of Cash Flows, the operating and financing activities are generally net sources of liquidity, and investing activities are net uses of liquidity. For the three months ended June 30, 1996, the primary sources of cash provided by operating activities included proceeds from the sale of loans and leases coupled with net income and the provision for possible loan and lease losses; these same two components provided positive net cash flow from operating activities for the three months ended June 30, 1995. For both three month periods, cash was used in investing activities primarily to fund the net increase in loans and leases and was provided by financing activities from the net increases in deposits and short-term borrowings. The resulting net decrease in cash and due from banks totaled $944,000 and $2,577,000 for the three months ended June 30, 1996 and 1995, respectively.

BALANCE SHEETS

Overview


Assets totaled $389,172,000 at June 30, 1996, a $2,205,000 increase from the March 31, 1996 balance of $386,967,000. Loans and leases, net, comprised 64.76% of total assets at June 30, 1996 -- FSCM's Peer Group comparative ratio was 58.94% as of March 31, 1996. FSCM's ratio of average interest-earning assets to total average assets of 93.07% at June 30, 1996 continued to compare favorably to that of its Peer Group, which equaled 92.08% as of March 31, 1996. Correspondingly, average interest-bearing liabilities and average non-interest-bearing deposits equaled 84.67% and 7.99%, respectively, of the total average assets at June 30, 1996. FSCM's Peer Group ratio of interest-bearing liabilities to total average assets equaled 76.41% as of March 31, 1996. The unfavorable variance primarily resulted from FSCM's funding and capital structure in which the average balances in both non-interest-bearing deposits and stockholders' equity were lower than that of its Peer Group.

Investments

Investments totaled $100,583,000 at June 30, 1996, or 25.85% of total assets.
Based on stated maturities   except for mortgage-backed obligations for which
the assumed maturity was used -- the weighted average life of the investment portfolio approximated 39 months. Investments are categorized at the time of purchase as either held-to-maturity or available-for-sale. Securities categorized as held-to-maturity are carried at amortized cost. Securities categorized as available-for-sale are carried at fair market value with the net after-tax difference between the amortized cost and the fair market value carried as an unrealized adjustment to stockholders' equity. At March 31, 1996, the amortized cost of securities available-for-sale exceeded the fair market value by $640,000. Due to an increased interest rate curve between March and June 1996, the difference between the two values grew to $1,547,000.

Loans and Direct Financing Leases

Net loans and leases totaled $252,047,000 at June 30, 1996, an increase of $545,000 from the March 31, 1996 balance of $251,502,000. As portrayed in the following table, the decrease between periods of $6,512,000 in residential mortgage loans primarily resulted from the sale of a $7,448,000 adjustable rate portfolio. Further, the $4,980,000 increase in consumer loans was primarily generated through growth in indirect loans. During fiscal 1996, a new consumer loan program commenced that focused on relationships with auto, boat and recreational vehicle dealers. Volume in this type of indirect lending
approximated between $1,000,000 to $1,500,000 per month.   However, it should be
noted that said indirect lending is viewed as traditional consumer lending and not subprime consumer lending.


During the quarter ended June 30, 1996, FSCM acquired a $1,516,000 loan from TRIB as permitted by authority received from the Federal Reserve Board under the Holding Company Act. It is not the intent of FSCM's management to actively generate loans but merely use such authority to primarily supplement TRIB's lending capabilities.

The following table presents the comparative distribution of loans and leases as of the dates indicated.

                      LOAN AND LEASE DISTRIBUTION

                                                       June 30,  March 31,
(Dollars in thousands)                                   1996       1996
----------------------                                --------   --------


Commercial, financial and agricultural.....            $86,498    $85,578

Direct financing leases....................              5,815      5,719
Real estate:
     Residential mortgage(1)<F18>..........             57,736     64,248
     Construction..........................             24,797     21,823
     Commercial mortgage...................             61,200     62,746
Consumer, not secured by a real estate mortgage(2)<F19> 20,831     15,851
                                                      --------   --------

Total loans and leases...........                     $256,877   $255,965
                                                      --------   --------
                                                      --------   --------

(1)<F18>For the three months ended June 30, 1996 and the fiscal year ended March 31, 1996, includes $18,307 and $18,820, respectively, of first mortgages pending conclusion of their sale to Freddie Mac, Fannie Mae and the Illinois Housing Development Authority ("IHDA"); home equity lines of credit; home improvement loans; and consumer loans for which junior liens were taken as primary and secondary sources of security.

(2)<F19>Consumer loans, both direct and indirect.


Deposits, Securities Sold Under Agreements to Repurchase and Short-Term
Borrowings

Insured money market accounts ("IMMA") increased $7,980,000 between June 30, 1996 and March 31, 1996 to total $16,618,000 versus $8,638,000. This increase primarily reflected a shift from other types of funding sources and resulted from a marketing campaign which focused on the IMMA product.

The $1,000,000 increase in other short-term borrowings reflected a temporary advance by FSCM made on a correspondent bank line of credit which was used to fund the aforementioned loan accommodation with TRIB.

Capital Resources

FSCM's capital, as measured by standards established by the federal banking regulators, exceeded those defined for "well-capitalized" institutions. The table below sets forth FSCM's ratios as of June 30, 1996 and March 31, 1996, as well as the regulatory ratios for minimum requirements and "well-capitalized" institutions.

                                 CAPITAL RATIOS

                                       FSCM           REGULATORY REQUIREMENTS
                                --------------------   ----------------------
                                JUNE 30,   MARCH 31,                     WELL
  DOLLARS IN THOUSANDS              1996        1996      MINIMUM CAPITALIZED
  --------------------          --------   ---------     -------- -----------
Risk-based capital ratios:
  Tier 1 Capital                   9.06%       8.97%        4.00%       6.00%
  Total Capital                    11.51       11.66         8.00       10.00
  Leverage                          6.62        6.83         3.00        5.00

Stockholders' equity             $24,490     $24,287
Net unrealized loss on
 available-for-sale
 securities, net of taxes          1,022         422
Intangible assets                  (128)       (140)
                                  ------      ------
Tier 1 capital                    25,384      24,569
Supplementary capital              6,868       7,387
                                 -------      ------
Total capital                    $32,252     $31,956
                                --------    --------
                                --------    --------
Total adjusted average assets   $383,301    $359,486
                                --------    --------
                                --------    --------
Risk weighted assets            $280,103    $273,981
                                --------    --------
                                --------    --------

YEARS ENDED MARCH 31, 1996, 1995 AND 1994

FINANCIAL OVERVIEW

Total assets increased to $386,967,000 from $337,454,000 as of March 31, 1996 and 1995, respectively. Net income increased to $3,553,000 for the fiscal year ended March 31, 1996 as compared to $3,068,000 and $2,333,000 earned in fiscal 1995 and 1994, respectively. Correspondingly, earnings per fully diluted common share ("EPS") equaled $10.80, $9.10 and $6.73 for the fiscal years ended March 31, 1996, 1995 and 1994, respectively, and book value, assuming conversion of all convertible instruments, equaled $76.80, $68.35 and $60.25 for the respective periods. The following table presents a more detailed analysis of the increases in EPS between fiscal 1996 and 1995 and between fiscal 1995 and 1994.




                                             FISCAL YEARS       FISCAL YEARS
                                                ENDED               ENDED
                                               MARCH 31,         MARCH 31,
                                               1996 VS.          1995 VS.
                                            MARCH 31, 1995     MARCH 31, 1994
                                            --------------     --------------
Net in come per fully diluted common share,
   prior year                                        $9.10           $6.73
Increase(decrease) from changes in:
  Earning asset volume                                5.99            1.54
  Rates and other effects on net interest
     income                                         (4.29)            2.72
  Provision for possible loan and lease
     losses                                           1.76          (1.53)
  Other income                                        0.48          (1.04)
  Other expense                                     (1.77)            1.15
  Income taxes                                      (0.74)          (0.73)
                                                    ------          ------
Subtotal                                             10.53            8.84
Changes in weighted average common and
  contingently issuable common shares
     outstanding                                    (0.27)          (0.26)
                                                    ------          ------
Net income per fully diluted common share           $10.80           $9.10
                                                    ------          ------
                                                    ------          ------

Other selected ratios of FSCM are presented in the following table for the fiscal years ended March 31, 1996, 1995 and 1994:

                               PERFORMANCE RATIOS

                                    FISCAL YEARS ENDED MARCH 31,
                                    ---------------------------
                                       1996    1995     1994
                                       -----   -----   -----
Return on average assets..........     0.99%   0.99%   0.83%
Return on average common equity...     17.49   17.24   13.79
Dividend payout ratio.............     10.43   10.70   15.09

The dividend payout ratio, which divides dividends declared per common share by the primary earnings per common share before dilution, indicates on a per share basis the percentage of common shareholder investment returned to the shareholder as opposed to reinvested into the business. A more comprehensive discussion of changes in the asset and liability structure and earnings performance that contributed to the changes in the aforementioned ratios can be found in the following discussion under the related sections.

INCOME STATEMENTS

The following table identifies the changes in income by major categories between fiscal 1996 and 1995 and between fiscal 1995 and 1994:

                                             FISCAL YEARS      FISCAL YEARS
                                                    ENDED             ENDED
                                           MARCH 31, 1996    MARCH 31, 1995
                                            VS. MARCH 31,      VS. MARCH 31,
(DOLLARS IN THOUSANDS)                               1995              1994
----------------------                     --------------      -------------
Increase in interest income                        $5,700             $2,547
Increase in interest expense                      (5,126)            (1,065)
                                                   ------             ------
Increase in net interest margin                       574              1,482

(Increase) decrease in provision for
possible loan and lease losses                        605              (540)
Increase (decrease) in other income                   166              (366)
(Increase) decrease in other expense                (608)                408
Increase in income taxes                            (252)              (249)
                                                   ------             ------
Increase in net income                               $485               $735
                                                   ------             ------
                                                   ------             ------

The efficiency ratio, which divides total other expense by the sum of net interest income and other income, equaled 59.33%, 58.30% and 64.96% for the fiscal years ended March 31, 1996, 1995 and 1994, respectively. A lower ratio generally reflects a better control of operating expenses and therefore is more favorable. FSCM's Peer Group efficiency ratio equaled 62.86% as of March 31, 1996.

Net Interest Income

Interest income increased to $30,271,000 for the fiscal year ended March 31, 1996 from $24,571,000 for the comparable period in fiscal 1995. The $5,700,000 increase resulted from increases in both average balance and yield of interest-earning assets. The average balance rose to $335,323,000 for fiscal 1996 from $290,474,000 during the previous fiscal year and was primarily distributed in loans. The yield on interest-earning assets rose 57 basis points to 9.03% from 8.46% for the respective fiscal years ended March 31, 1996 and 1995. Correspondingly, interest expense increased to $15,833,000 from $10,707,000 in fiscal 1996 and 1995, respectively. Again, the $5,126,000 increase was the result of increases in both the average interest-bearing liabilities outstanding and the cost on such liabilities. The average balance of interest-bearing liabilities increased to $301,043,000 from $259,964,000 for the fiscal years ended March 31, 1996 and 1995, respectively, and was primarily comprised of increases in time deposits and securities sold under agreements to repurchase. The cost of interest-bearing liabilities rose 114 basis points to 5.26% from 4.12% for the respective periods. The spread between the yield on interest-earning assets and cost of interest-bearing liabilities decreased 57 basis points to 3.77% from 4.34% for the fiscal years ended March 31, 1996 and 1995, respectively. Correspondingly, the net interest margin, a ratio of net interest income to interest-earning assets, also decreased to 4.31% from 4.77% for the respective fiscal years. Combined, the $2,060,000 positive impact on net interest income due to increases in average balances was partially offset by the $1,486,000 negative net impact due to the changes in average yields and rates. The net difference, $574,000, brought net interest income up to $14,438,000 from $13,864,000 for the fiscal years ended March 31, 1996 and 1995, respectively. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations -- Years Ended March 31, 1996, 1995 and 1994 -- Risk Management."

In comparing fiscal 1995 to 1994, average interest-earning assets grew to $290,474,000 from $263,812,000 and interest-bearing liabilities grew to $259,964,000 from $235,265,000, respectively. Additionally, the yield on interest-earning assets rose 11 basis points to 8.46% from 8.35%; however, the cost of interest-bearing liabilities increased only two basis points to 4.12% from 4.10% for the respective fiscal years. The resulting net interest spread, therefore, increased to 4.34% from 4.25%, respectively, and the net interest margin increased to 4.77% from 4.69%.

The following tables present three years of comparative information of average balances, average interest rates, related interest amounts and the interest variance analysis of rate and balance differences between the periods.


                   AVERAGE BALANCE AND INTEREST RATE ANALYSIS

(DOLLARS IN THOUSANDS)                        MARCH 31, 1996                   MARCH 31, 1995                   MARCH 31, 1994
----------------------                ------------------------------    -----------------------------    --------------------------
                                      AVERAGE                AVERAGE    AVERAGE               AVERAGE    AVERAGE            AVERAGE
ASSETS                                BALANCE    INTEREST       RATE    BALANCE   INTEREST       RATE    BALANCE   INTEREST    RATE
-------                               -------   ---------   --------   --------   --------    -------   --------   -------- -------
Interest-bearing deposits with
  other financial institutions           $715         $39      5.45%       $319        $15      4.70%     $1,437        $58   4.04%
Investment securities                  86,602       5,003       5.78     77,379      3,930       5.08     73,595      3,507    4.77
Federal funds sold                     17,360       1,021       5.88     22,082      1,050       4.76     16,850        513    3.04
Loans and leases, net(1)<F20>         230,646      24,208      10.50    190,694     19,576      10.27    171,930     17,946   10.44
                                      -------      ------               -------     ------               -------     ------
Total interest-earning assets         335,323      30,271       9.03    290,474     24,571       8.46    263,812     22,024    8.35
                                                   ------                           ------                           ------
Cash and due from banks                11,618                            10,243                           10,004
Property and equipment                  4,787                             3,626                            3,766
Other assets                            7,477                             6,670                            4,815
                                     --------                          --------                         --------
 Total assets                        $359,205                          $311,013                         $282,397
                                     --------                          --------                         --------
                                     --------                          --------                         --------
LIABILITIES AND
  STOCKHOLDERS' EQUITY
----------------------
Savings deposits                      $74,394       1,834       2.47    $90,941      2,359       2.59   $115,033      3,619    3.15
Time deposits                         176,038      11,030       6.27    136,841      6,670       4.87     91,969      4,777    5.19
Federal funds purchased                   169          10       5.92         16          1       6.25          9        ---     ---
Securities sold under
  agreements to repurchase             43,120       2,375       5.51     25,034      1,118       4.47     21,071        725    3.44
Other short-term borrowings             1,239          70       5.65        882         42       4.76        933         27    2.89
Notes payable                           4,833         411       8.50      5,000        425       8.50      5,000        425    8.50
Mandatory convertible
  debentures                            1,250         103       8.24      1,250         92       7.36      1,250         69    5.52
                                      -------      ------               -------     ------               -------      -----
  Total interest-bearing
   liabilities                        301,043      15,833       5.26    259,964     10,707       4.12    235,265      9,642    4.10
                                                   ------                           ------                            -----
Non-interest-bearing deposits          29,676                            26,316                           24,123
Other liabilities                       5,070                             3,862                            3,808
                                      -------                           -------                          -------
  Total liabilities                   335,789                           290,142                          263,196
Stockholders' equity                   23,416                            20,871                           19,201
                                     --------                           -------                          -------
  Total liabilities and
   stockholders' equity              $359,205                          $311,013                         $282,397
                                     --------                          --------                         --------
                                     --------                          --------                         --------
Net interest income                               $14,438                          $13,864                          $12,382
                                                  -------                          -------                          -------
                                                  -------                          -------                          -------
Net interest margin (net
  interest income divided
  by average total interest-
  earning assets)                                              4.31%                            4.77%                         4.69%
                                                               -----                            -----                         -----
                                                               -----                            -----                         -----


(1)<F20>Nonaccruing loans and leases were included in the average balance.


                           INTEREST VARIANCE ANALYSIS
                                                      FISCAL YEARS                FISCAL YEARS
                                                  ENDED MARCH 31, 1996          ENDED MARCH 31, 1995
                                                   VS. MARCH 31, 1995           VS. MARCH 31, 1994
                                             ---------------------------   ---------------------------
                                                  INCREASE (DECREASE)           INCREASE (DECREASE)
                                                 DUE TO CHANGES IN (1)<F21>    DUE TO CHANGES IN (1)<F21>
                                             AVERAGE   AVERAGE     TOTAL   AVERAGE   AVERAGE     TOTAL
  (DOLLARS IN THOUSANDS)                     BALANCE      RATE    CHANGE   BALANCE      RATE    CHANGE
  -----------------------                   --------   -------   -------  --------   -------   -------
Interest income:
 Interest-bearing deposits with other
   financial institutions                        $19        $5       $24     $(45)        $2     $(43)
 Investment securities                           468       605     1,073       180       243       423
 Federal funds sold                            (225)       196      (29)       159       378       537
 Loans and leases                              4,101       531     4,632     1,959     (329)     1,630
                                              ------     -----     -----     -----     -----     -----
  Total interest income                        4,363     1,337     5,700     2,253       294     2,547
                                              ------     -----     -----     -----     -----     -----
Interest expense:
 Savings deposits                              (429)      (96)     (525)     (758)     (502)   (1,260)
 Time deposits                                 1,911     2,449     4,360     2,331     (438)     1,893
 Securities sold under agreements
   to repurchase                                 808       449     1,257       136       257       393
 Short-term borrowings                            17        11        28       (1)        16        15
 Federal funds purchased                          10       (1)         9       ---         1         1
 Notes payable                                  (14)       ---      (14)       ---       ---       ---
 Mandatory convertible debentures                ---        11        11       ---        23        23
                                              ------     -----     -----     -----     -----     -----
   Total interest expense                      2,303     2,823     5,126     1,708     (643)     1,065
                                              ------     -----     -----     -----     -----     -----
Change in net interest income                 $2,060  $(1,486)      $574      $545      $937    $1,482
                                              ------     -----     -----     -----     -----     -----
                                              ------     -----     -----     -----     -----     -----

(1)<F21>The change in interest due to the volume and rate has been allocated to the change in average rate. Nonaccruing loans and leases are included in the average balance. Loan and lease fees of $1,393, $1,330, and $1,013 for the fiscal years ended March 31, 1996, 1995, and 1994, respectively, are included in interest income on loans and leases.


Provision for Possible Loan and Lease Losses

The amounts of the provisions for possible loan and lease losses were $1,905,000, $2,510,000 and $1,970,000 for the fiscal years ended March 31, 1996,
1995 and 1994, respectively. The amount of the provision is based on management's continuous assessment of the adequacy of the allowance for possible loan and lease losses in relation to nonperforming and total loans and leases outstanding. The provision, stated as a percentage of average assets, equaled 0.53%, 0.81% and 0.70% for the fiscal years ended March 31, 1996, 1995 and 1994, respectively, as compared to FSCM's Peer Group of 0.15% as of March 31, 1996. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations -- Years Ended March 31, 1996, 1995 and 1994 -- Balance Sheet -- Loans and Direct Financing Leases."

Other Income

Total other income equaled $3,315,000, $3,149,000 and $3,515,000 for the fiscal years ended March 31, 1996, 1995 and 1994, respectively. Stated as a percentage of average assets, other income was 0.92%, 1.01% and 1.24% for these respective years. FSCM's comparative Peer Group ratio was 0.99% as of March 31, 1996.

Trust fees totaled $322,000, $361,000 and $304,000 for the fiscal years ended March 31, 1996, 1995 and 1994, respectively. Two trust officer positions were vacated during fiscal 1996 and the department underwent restructuring. Trust fees decreased as a result of the reduced generation of new business. Subsequent to fiscal 1996 year-end, a trust officer was employed. Management anticipates that such changes made in the department structure will result in trust business growth.

In October 1995, $7,152,000 of securities held available-for-sale were sold, resulting in the recognition of an $11,000 gain. This transaction resulted from a minor adjustment in portfolio structure made by management.

TRIB generates and sells to investors residential mortgage loans on which the servicing rights have been retained. These investors include Freddie Mac, Fannie Mae and the Illinois Housing Development Authority ("IHDA"). Loan servicing fees generated from loans sold totaled $680,000, $677,000 and $618,000 for the fiscal years ended March 31, 1996, 1995 and 1994, respectively. The outstanding balances of the serviced loans as of March 31, 1996, 1995 and 1994 were $165,003,000, $155,657,000 and $163,212,000, respectively.

Service charges on deposit accounts increased $66,000 to $1,065,000 for the fiscal year ended March 31, 1996 from $999,000 in fiscal 1995 and $744,000 in fiscal 1994. The growth between fiscal years primarily resulted from increases in service charges associated with business depository accounts and with overdrawn accounts. Said increases reflect the general growth in both personal and business deposit accounts and to a lesser extent the June 1994 increase in the overdraft assessment.

Insurance commissions represent the fee income TRIB receives for the sale of credit life and accident and health insurance on consumer loans. The amount of income varies proportionally to the amount of new loan volume and penetration of insurance coverage. Insurance commissions for the fiscal years ended March 31, 1996, 1995 and 1994 totaled $294,000, $323,000 and $503,000, respectively. A portion of the decrease between fiscal 1995 and 1994 reflected the maintenance of higher reserve levels based on insurance rebate experience.

Other miscellaneous income totaled $581,000, $657,000 and $408,000 for the respective fiscal years. Primary components of the category include fee income associated with merchant credit card processing, which totaled $212,000, $213,000 and $179,000 for the respective fiscal years, and income generated from increases on two key person life insurance policies surrender values which totaled $188,000, $167,000 and $32,000. Additionally, in fiscal 1995, a $100,000 one-time gain was recognized from the sale of equipment previously leased by TRIB to a third party.

Other Expenses

Total other expense equaled $10,527,000, $9,919,000 and $10,327,000 for the fiscal years ended March 31, 1996, 1995 and 1994, respectively. In March 1995, the Board of Directors entered into an agreement with a national consulting firm to perform a limited scope review of selected departments' operational functions and system structure. Fiscal 1996 other operating expense included $78,000 of the total of $110,000 paid for the review. FSCM has implemented approximately half of the recommendations and anticipates further progress during fiscal 1997. The $281,000 annualized estimated before tax benefit resulting from the implemented recommendations was distributed as follows: revenue enhancements - $11,000, labor efficiencies - $181,000, and expense reductions - $89,000. Approximately $100,000 of the labor savings was offset due to increased staffing in the Bettendorf, Iowa office; therefore, although an actual reduction was not realized by this redistribution, labor costs did not increase with the office expansion to the extent they would have otherwise.

Salaries and employee benefits, which comprised over 50% of total other expense, totaled $5,904,000, $5,272,000 and $5,386,000 for fiscal 1996, 1995 and 1994, respectively. Stated as a percentage of average assets, personnel expense for the respective fiscal years equaled 1.64%, 1.70% and 1.91%. FSCM's Peer Group ratio was 1.72% as of March 31, 1996. The numbers of full-time equivalent employees as of March 31, 1996, 1995 and 1994 were 175, 163 and 155, respectively.

Net occupancy expense increased to $801,000 from $754,000 and $538,000 for fiscal 1996, 1995 and 1994, respectively. Contributing to the increase between fiscal 1996 and 1995 was $42,000 of additional depreciation expense associated with the Bettendorf office which opened on November 1, 1995. The majority of the increase in expense between fiscal 1995 and 1994 was associated with office expansions in Rock Island and East Moline, Illinois, which included a $71,000 one-time charge related to the remaining book value of an office that was torn down and the rental of trailers for temporary offices. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations -- Years Ended March 31, 1996, 1995 and 1994 -- Balance Sheets -- Premises, Furniture and Equipment."

Insurance expense totaled $281,000, $713,000 and $659,000 for fiscal 1996, 1995 and 1994, respectively. As of the end of May 1995, the FDIC determined that its Bank Insurance Fund was fully recapitalized, as it had met the mandated level of $1.25 per $100 of deposits. The FDIC reduced the premium rate on insurance assessments, retroactive to June 1995, from $0.23 to $0.04 per $100 of deposits. Further, commencing January 1996, the assessment factor was reduced to the minimum of $2,000 per year. The FDIC insurance premiums comprised $157,000, $560,000 and $497,000 of the total insurance expense for the respective years.

The increase in equipment expense to $947,000 from $651,000 and $633,000 for the fiscal years ended March 31, 1996, 1995 and 1994, respectively, resulted primarily from increased depreciation expense, which equaled $611,000, $385,000 and $368,000, respectively. Approximately $1,500,000 was invested in fiscal 1996 to equip and furnish the new offices and to acquire and upgrade information delivery systems. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations -- Years Ended March 31, 1996, 1995 and 1994 -- Balance Sheets -- Premises, Furniture and Equipment."

Data processing expense totaled $569,000, $551,000 and $541,000 for fiscal 1996, 1995 and 1994, respectively, which represented a 2.6% average annual increase. Although the number of accounts supported by the data service provider has grown, the relatively stable expense in this area primarily reflects the benefit negotiated when the data servicing contract was renewed in fiscal 1995 which established a minimum base level number of accounts that has not been exceeded. Management anticipates that in fiscal 1997, data processing expense will increase due to exceeding the established minimum.

Management's commitment to advertising and business promotion has remained stable, equaling $400,000, $420,000 and $448,000 for the years ended March 31, 1996, 1995 and 1994, respectively. It is anticipated that advertising and business promotion expense in fiscal 1997 will, at a minimum, be comparable to fiscal 1996's expense level.

Other operating expense totaled $1,625,000, $1,558,000 and $2,122,000 for the years ended March 31, 1996, 1995 and 1994 respectively. Significant changes between fiscal 1996 and 1995 included $67,000 in dealer expense associated with the indirect consumer loan department which was started in fiscal 1996 and an increase of $49,000 in professional fees which primarily resulted from the aforementioned efficiency study. The relatively high fiscal 1994 other expense included $250,000 of amortization cost associated with a three-year non-compete covenant and a $250,000 one-time charge paid to a secondary market residential real estate loan investor.

Income Taxes

Income taxes totaled $1,768,000, $1,516,000 and $1,267,000 for the fiscal years ended March 31, 1996, 1995 and 1994, respectively. These tax levels equate to effective tax rates of 33.2%, 33.1% and 35.2% for the respective fiscal years. Included in taxes were amounts associated with various state taxing authorities which totaled $23,000, $3,000 and $13,000, respectively. Management recognizes that the exposure to state taxes probably will increase due to TRIB's November 1995 relocation into Iowa.

RISK MANAGEMENT

Risk management encompasses many different types of risk, including credit risk, liquidity risk and interest rate risk. Regulatory agencies have modified their examination procedures to rate the exposure of financial institutions to risk by the various types of risk and the direction of change in the risk as well as management's ability to monitor and control each type of risk. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations -- Years Ended March 31, 1996, 1995 and 1994 -- Balance Sheets -- Loans and Direct Financing Losses" for a discussion of management's control of credit risk; a table of asset quality is included for review and comparison.

Liquidity measures the ability to meet all present and future financial obligations in a timely manner. FSCM's (parent company only) sources of liquidity have historically been provided by cash distributions from TRIB, the proceeds from long-term and short-term debt issuances, and the liquidation of assets. On a consolidated basis, additional sources of liquidity include federal funds sold, retail deposits generated by the office network, correspondent bank credit lines (including secured borrowings from the Federal Home Loan Bank) and non-pledged investment securities. The sale of loans also provides a source of liquidity. The amount of short-term assets, which are generally considered liquid assets and earn a lower rate of interest than other investment options, must be carefully monitored in terms of the overall funding strategy to maintain an acceptable interest rate margin. FSCM's consolidated statements of cash flows for the years ended March 31, 1996, 1995 and 1994 indicate that operating and financing activities are net sources of liquidity and that investing activities use liquidity. For the fiscal years ended March 31, 1996, 1995 and 1994, net cash provided by operating activities primarily resulted from net income combined with the provision for possible loan and lease losses. Further, net increases in loans and leases represented the primary use of cash in investing activities, while net increases in deposits and short-term borrowings represented the primary source of cash provided by financing activities. For fiscal 1996, 1995 and 1994, cash and due from banks increased by $468,000, $2,471,000 and $763,000, respectively.

Computer simulated sensitivity analysis is used as TRIB's primary method of quantifying and evaluating interest rate risk. FSCM manages its asset and liability positions with the objective of minimizing the impact market interest rate volatility has on net interest income. The asset/liability committee meets every two weeks to review various reports pertaining to asset/liability management, including liquidity reports, historic yield and rate analysis, dynamic and static gap reports, dynamic and static interest rate shock reports, market advertisements and competitive market interest rates. Interest rate shock refers to the impact on interest sensitive assets and liabilities that a 200 basis point interest rate change would have measured by the variance in net interest income over a one-year time horizon based on actual and projected account balances and maturities. The interest rate shock reports are also used in budgeting and product development to quantify the impact on net interest income of various interest rate and balances ssumptions.

The decrease between fiscal 1996 and 1995 in the net interest margin, which equaled 4.31% and 4.77% for the respective fiscal years, resulted from a deposit campaign introduced at the end of fiscal 1995 which generated $33,000,000 in relatively high cost time deposits. Subsequent to the campaign, the interest rate environment reversed. The national average prime rate which increased 50 basis points on February 1, 1995 to 9.00% decreased by 25 basis points three times during fiscal 1996, the last on February 1, 1996 when the prime rate was adjusted to 8.25%. Although the net interest margin has shown improvement since the aforementioned deposit campaign, further improvement should occur during fiscal 1997 when approximately $33,000,000 in deposits are repriced to current market rates.

Gap refers to the difference between the amount of interest rate sensitive assets in a particular time period less the amount of comparable interest rate sensitive liabilities. The following table presents FSCM's interest rate sensitivity as measured by a gap analysis. The negative interest rate sensitivity gap position indicates that within each period, there are more interest sensitive liabilities repricing than there are interest sensitive assets. Theoretically, this position would result in the generation of more net interest income in a declining interest rate environment and less net interest income in a rising interest rate environment. However, due to the underlying interest rate characteristics of the repricing instruments, TRIB's dynamic shock analysis indicated that a rising interest rate environment would have a positive impact on net interest income and that interest income would be slightly at risk in a falling interest rate environment (dollars in thousands):

                       INTEREST RATE SENSITIVITY ANALYSIS
                                                               AFTER 6     AFTER 1
                                                  AFTER 3       MONTHS        YEAR
                                       WITHIN      MONTHS          BUT         BUT        AFTER        NON-
BY REPRICING DATES                      THREE         BUT       WITHIN      WITHIN         FIVE   INTEREST-
AS OF MARCH 31, 1996                   MONTHS    WITHIN 6     ONE YEAR        FIVE        YEARS     BEARING        TOTAL
--------------------                  -------    --------    ---------   ---------    ---------  ----------       ------
ASSETS:
Investment securities                  $5,604     $13,812       $7,079     $55,600       $8,328        $---      $90,423
Loans and leases                       96,465      17,707       40,863      88,601       10,642       1,687      255,965
Other earning assets                   11,910         ---        4,851         ---          ---         ---       16,761
Other assets                               82         ---          ---          29          ---      23,707       23,818
                                      -------     -------      -------     -------      -------     -------      -------
Total assets                          114,061      31,519       52,793     144,230       18,970      25,394      386,967
                                      -------     -------      -------     -------      -------     -------      -------
Cumulative assets                     114,061     145,580      198,373     342,603      361,573     386,967      386,967
                                      -------     -------      -------     -------      -------     -------      -------
LIABILITIES AND EQUITY:
Savings deposits                       74,872         ---          ---         ---          ---         ---       74,872
Time deposits                          32,404      61,397       59,604      36,531          724         ---      190,660
Securities sold under agreements to
 repurchase and short-term borrowings  42,789       4,522        1,387       1,648          ---         ---       50,346
Notes payable                             ---         ---          500       4,000          ---         ---        4,500
Mandatory convertible debentures        1,250         ---          ---         ---          ---         ---        1,250
Demand deposits                           ---         ---          ---         ---          ---      36,286       36,286
Other liabilities                         ---         ---          ---         ---          ---       4,766        4,766
Stockholders' equity                      500         ---          ---         ---        6,020      17,767       24,287
                                      -------     -------      -------     -------      -------     -------      -------
Total sources of funds                151,815      65,919       61,491      42,179        6,744      58,819      386,967
                                      -------     -------      -------     -------      -------     -------      -------
Cumulative sources of funds           151,815     217,734      279,225     321,404      328,148     386,967      386,967
                                      -------     -------      -------     -------      -------     -------      -------
Interest rate sensitivity gap        (37,754)    (34,400)      (8,698)     102,051       12,226    (33,425)          ---

Cumulative interest rate
  sensitivity gap                    (37,754)    (72,154)     (80,852)      21,199       33,425         ---          ---


BALANCE SHEETS

The following table compares the composition of the respective year-end balance sheets by analysis of major components as a percentage of assets and selected March 31, 1996 Peer Group comparisons.

                                        MARCH 31,     MARCH 31,      PEER
                                             1996          1995     GROUP
                                        ---------      --------     -----
ASSETS:
Interest-earning:
-----------------
 Interest-bearing deposits with other
  financial institutions                     1.2%          0.1%      0.5%

 Investment securities                       23.4          21.3     29.2

 Federal funds sold                           3.1           9.7      3.0

 Loans and leases, net                       65.0          61.7     58.9
                                             ----          ----     ----
Total interest-earning assets                92.7          92.8     91.6
                                             ----          ----     ----
Non-interest-earning:
---------------------
 Cash and due from banks                      3.7           4.1      4.0
 Premises, furniture and equipment            1.5           1.1      N/A
 Other assets                                 2.1           2.0      N/A
                                           ------        ------   ------
Total non-interest-earning assets             7.3           7.2      8.4
                                           ------        ------   ------
Total assets                               100.0%        100.0%   100.0%
                                           ------        ------   ------
                                           ------        ------   ------
LIABILITIES:
Interest-bearing:
-----------------
 Interest-bearing deposits                  68.6%         70.5%

 Repurchase agreements and short-term
   borrowings............                    13.0          10.0
 Notes payable.........                       1.2           1.5
                                            -----          ----
Total interest-bearing liabilities           82.8          82.0
                                            -----          ----
Non-interest-bearing:
---------------------
 Non-interest-bearing deposits                9.4           9.9
 Other liabilities.....                       1.2           1.2
                                             ----          ----
Total non-interest-bearing liabilities       10.6          11.1
                                             ----          ----
Total liabilities......                      93.4          93.1
                                             ----          ----
MCDS AND STOCKHOLDERS' EQUITY:
Interest-bearing:
-----------------
 MCDs..................                       0.3           0.4
 Preferred Stock.......                       1.7           1.9
                                             ----          ----
Total interest-bearing capital                2.0           2.3
                                             ----          ----
Non-interest-bearing:
---------------------
 Common stockholders' equity                  4.6           4.6
                                             ----          ----
Total MCDs and stockholders' equity           6.6           6.9
                                             ----         -----
Total liabilities, MCDs and
stockholders'equity....                    100.0%        100.0%
                                           ------        ------
                                           ------        ------

Investments

Investments increased 25.9% to total $90,423,000 as of March 31, 1996, up from $71,822,000 at fiscal year-end 1995. The portfolio was predominantly composed of U.S. agency obligations, 86.5%, and U.S. Treasury notes, 9.0%. Further, of the total portfolio, 21.2% matures (or is scheduled to mature) within a one-year time frame and 63.7% is due between one year to five years from March 31, 1996. Management's relatively conservative investment profile has resulted in the weighted average yield on the portfolio averaging 5.78% for fiscal 1996 as opposed to FSCM's Peer Group yield of 6.42% as of March 31, 1996.

In December 1995, securities with an amortized cost of $34,999,000 and an unrealized gain of $95,000 were transferred from held-to-maturity to available-for-sale in accordance with a one-time reassessment of securities classification permitted under Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Such decision was based on management's desire to enhance the liquidity and flexibility of the investment portfolio with consideration also given to the amendment in regulatory capital ratios which excluded from the computation any unrealized gains or losses on available-for-sale investments.

During fiscal 1996, management invested approximately $18,099,000 in agency mortgage backed securities and $2,327,000 in a bank-qualified local municipality obligation. These investments had average lives of approximately five years and were made to diversify the investment portfolio and improve yield.

The investment portfolio as of fiscal year-end 1995 contained $46,005,000 in structured notes comprised of U.S. Agency securities with step-up rate and callable provisions. During fiscal 1996, a majority of these issues were called and thereby provided liquidity. Additionally, due to the interest rate environment, management was able, for the most part, to reinvest the proceeds from the called securities at higher yields than what had been earned. As of March 31, 1996, only $8,977,440 remained outstanding in structured notes.

The following tables include details of investment securities and the maturities, weighted average yields and carrying values of these securities as of the dates indicated:

                 INVESTMENT SECURITY ANALYSIS

                                           MARCH 31,
                                  -----------------------------
(DOLLARS IN THOUSANDS)               1996       1995       1994
----------------------              -----      -----      -----
HELD-TO-MATURITY:
   U.S. Treasury .............     $6,033     $7,106       $---
   U.S. Government Agencies ..     18,980     63,040     60,971
   State and Political
     Subdivisions ............      2,326        ---        ---
   Other .....................      1,776      1,676        763
                                  -------     ------    -------
   Total .....................    $29,115    $71,822    $61,734
                                  -------    -------    -------
                                  -------    -------    -------
AVAILABLE-FOR-SALE:
   U.S. Treasury .............     $2,074       $---    $10,078
   U.S. Government Agencies ..     42,041        ---      8,000
   Mortgage-backed Obligations
     Of Federal Agencies .....     17,193         --         --
                                   ------      -----     ------
   Total .....................    $61,308     $  ---    $18,078
                                  -------     ------    -------
                                  -------     ------    -------

                              INVESTMENT SECURITY MATURITY ANALYSIS
                                                                           MARCH 31, 1996
                              ------------------------------------------------------------------------------------
                                                  AFTER ONE BUT      AFTER FIVE BUT
                              WITHIN ONE YEAR   WITHIN FIVE YEARS    WITHIN TEN YEARS    AFTER TEN YEARS
                             ----------------   -----------------    ----------------    ----------------
(DOLLARS IN THOUSANDS)       AMOUNT     YIELD    AMOUNT     YIELD    AMOUNT     YIELD    AMOUNT     YIELD     TOTAL
----------------------       ------     -----    ------     -----    ------     -----    ------     -----    ------
U.S. Treasury                $6,033     6.38%    $2,074     5.93%      $---      ---%      $---      ---%    $8,107
U.S. Government
  agencies                   10,971      4.50    46,049      5.88     4,001      5.73       ---       ---    61,021
State and political
  subdivisions                  ---       ---     2,326      4.07       ---       ---       ---       ---     2,326
Mortgage-backed
  obligations of
  federal agencies            2,165      6.17     7,083      6.17     5,961      6.17     1,984      6.17    17,193
Other investments                10      5.50        70      6.19       400      8.00     1,296      6.52     1,776
                             ------     -----    ------     -----    ------     -----    ------     -----   -------
Total                       $19,179     5.28%   $57,602     5.85%   $10,362     6.07%    $3,280     6.31%   $90,423
                             ------     -----    ------     -----    ------     -----    ------     -----   -------
                            -------     -----    ------     -----    ------     -----    ------     -----   -------


The weighted average yields are calculated on the basis of the carrying value and effective yields weighted for the scheduled maturity of each security.

Loans and Direct Financing Leases

Although local competition for loan generation continues to intensify, TRIB, due to its strong commitment to provide quality service to all segments of its market area, was able to increase its loan penetration.

The $43,889,000, or 20.69%, net growth in loans and direct financing leases between March 31, 1996 and 1995 was distributed throughout the loan portfolio with the exception of direct financing leases. The $11,344,000 growth in commercial loans and the $11,217,000 increase in commercial mortgage loans were not concentrated in any specific area but portray TRIB's overall commitment, as a community bank, to the continued expansion and development of the entire Quad Cities market. The $9,440,000 growth experienced in the consumer loan portfolio was primarily attributed to TRIB's introduction of an indirect loan program.
The $7,270,000 increase in the construction loan portfolio resulted primarily from TRIB's commitment to provide innovative lending programs to those involved in both residential and commercial real estate expansion and development. The $5,762,000 increase in one-to-four family residential mortgage loans primarily resulted from an in-house executive loan program and an increase in loans pending sale on the secondary market. The $1,144,000 decrease between fiscal 1996 and 1995 in TRIB's direct financing lease portfolio resulted from scheduled repayments which outpaced production due to TRIB's emphasis on a higher quality market niche.

                        LOANS AND LEASES DISTRIBUTION

                                                      MARCH 31,
                                ---------------------------------------------------------------------
(DOLLARS IN THOUSANDS)           1996            1995            1994            1993            1992
----------------------           ----            ----            ----            ----            ----
Commercial, financial and
  agricultural                $85,578         $74,234         $59,818         $48,145         $42,754
Direct financing leases         5,719           6,863          16,218          21,827           3,712
Real estate:
  Residential mortgage      64,248(1)<F22>  58,486(1)<F22>  46,754(1)<F22>  36,745(1)<F22>  25,558(1)<F22>
  Construction                 21,823          14,553          11,747           8,489           6,149
  Commercial mortgage          62,746          51,529          40,116          37,360          37,578
Consumer                    15,851(2)<F23>   6,411(2)<F23>   6,192(2)<F23>   6,071(2)<F23>   5,068(2)<F23>
                            ---------        --------        --------        --------        --------
  Total loans and leases     $255,965        $212,076        $180,845        $158,637        $120,819
                            ---------        --------        --------        --------        --------
                            ---------        --------        --------        --------        --------

(1)<F22>For the fiscal years ended March 31, 1996, 1995, 1994, 1993 and 1992, includes $18,820, $14,515, $13,868, $17,665 and $9,590, respectively, of first mortgages pending conclusion of their sale to Freddie Mac, Fannie Mae and IHDA; home equity lines of credit; home improvement loans; and consumer loans for which junior liens were taken as primary and secondary sources of security.

(2)<F23>Consumer loans, both direct and indirect, not secured by real estate mortgages.


                  LOANS AND LEASES MATURITY ANALYSIS

                                              MARCH 31, 1996
                              -------------------------------------------------
                                          AFTER ONE
                              ONE YEAR   BUT WITHIN       AFTER
(DOLLARS IN THOUSANDS)         OR LESS FIVE YEARS(1)<F24>FIVE YEARS(1)<F24>TOTAL
----------------------         -------  ------------     ----------      -------
Commercial, financial
  and agricultural             $71,355      $14,218          $5         $85,578
Direct financing leases          2,248        3,452          19           5,719
Real estate:
 Residential mortgage           16,609       36,250      11,389          64,248
 Construction                   18,285        3,538         ---          21,823
 Commercial Mortgage            32,777       29,955          14          62,746
Consumer                         1,303       12,069       2,479          15,851
                              --------      -------     -------        --------
Total loans and leases        $142,577      $99,482     $13,906        $255,965
                              --------      -------     -------        --------
                              --------      -------     -------        --------

(1)<F24>The amount of loans and leases due after one year which had a pre-determined interest rate was $109,300, and loans and leases which have floating or adjustable interest rates were $4,088.

TRIB is an active originator of residential real estate mortgage loans sold on the secondary market with the servicing rights retained. For fiscal 1996 and 1995, TRIB serviced portfolios totaling $165,003,000 and $155,657,000, respectively.


TRIB's commercial and commercial real estate portfolios include loans to businesses involved in a wide spectrum of activities with a preponderance in the manufacturing, wholesale, retail, transportation, and hotel industries. Total loans to any particular group of customers engaged in similar activities and having similar economic characteristics did not exceed 10% of total loans and leases as of March 31, 1996, which is in compliance with defined parameters for concentrations of credit as established in TRIB's loan policy. As a result of a majority of loans being made within TRIB's market area, the loan portfolio has risk due to the geographic concentration of loan distribution.

Under Section 4(c)(8) of the Holding Company Act, on March 14, 1996, FSCM was granted authority to participate in the non-banking activity of making and servicing loans pursuant to Section 225.25(b)(1) of Regulation Y of the Federal Reserve Board. Management does not intend to actively generate loans but to use such authority to primarily supplement TRIB's lending capabilities.

The Board of Directors of FSCM and TRIB continue to concentrate efforts and resources to maintain satisfactory asset quality. In fiscal 1996, FSCM's internal credit administration department performed continuous loan review functions with in-depth financial analysis performed on specific larger, more complex credit facilities. This department monitors documentation, collateral, compliance with established loan and lease policies, and the internal loan and lease watch list. With the assistance of FSCM's credit administration department, TRIB's loan committee has been able to identify, evaluate, and initiate corrective action for marginal loans in order to maintain satisfactory asset quality. The credit administration department also provides input into the methodology for maintaining an adequate allowance for possible loan and lease losses. Combined, these components have been integral elements of FSCM's and TRIB's loan and lease monitoring system that have resulted to date in satisfactory loan and lease portfolio performance. Despite these critical systems and controls, management continues to cautiously assess the risks associated with the potential future impact of adverse changes in the overall economic climate and more stringent regulatory standards and requirements.

Generally, interest on loans is accrued and credited to income based on the outstanding principal balance. It is TRIB's policy to discontinue the accrual of interest income on any loan when, in the opinion of management, there is reasonable doubt as to the timely collectibility of interest and principal or to comply with regulatory requirements. Nonaccrual loans are returned to an accrual status when, in the opinion of management, the financial position of the borrower indicates that there is no longer any reasonable doubt as to the timely payment of principal and interest and only after all accrued and unpaid interest has been brought current. The following table reflects TRIB's nonperforming assets as of the dates indicated.

                               ASSET QUALITY

                                                       MARCH 31,
                                           -----------------------------------
(DOLLARS IN THOUSANDS)                     1996    1995   1994    1993   1992
---------------------                      ----    ----   ----    ----   ----
Nonperforming loans and leases:
Nonaccrual loans and leases:
 Commercial, financial
   and agricultural                        $339  $1,076   $147    $956 $1,515
 Direct financing leases                     28      96    405     236    ---
 Real estate:
  Residential mortgage                      388     419    258     107    258
  Construction                               51     ---    ---     ---    ---
  Commercial mortgage                       427   1,020    848     658    580
 Consumer                                    45      31     36      12    102
                                         ------   -----  -----   -----  -----
  Total nonaccrual loans
    and leases                            1,278   2,642  1,694   1,969  2,455
Accruing loans and leases 90 days
 or more past due                           189     323    748      58    452
                                         ------   ----- ------   -----  -----
  Total nonperforming
  loans and leases                        1,467   2,965  2,442   2,027  2,907
Other real estate owned                     457     378    341     322    416
                                         ------  ------ ------  ------ ------
  Total nonperforming assets             $1,924  $3,343 $2,783  $2,349 $3,323
                                         ------  ------ ------  ------ ------
                                         ------  ------ ------  ------ ------
Allowance for possible loan
 and lease losses                        $4,463  $3,832 $3,744  $3,639 $2,759
                                         ------  ------ ------  ------ ------
                                         ------  ------ ------  ------ ------
Allowance as a percentage of
 nonperforming loans and leases         304.23% 129.24%153.32% 179.53% 94.91%
Allowance as a percentage of total
 loans and leases                          1.74    1.81   2.07    2.29   2.28
Nonperforming loans, leases and other
 real estate owned as a percentage of
 total loans, leases and other
 real estate owned                         0.75    1.57   1.54    1.48   2.74
Nonperforming loans and leases as a
 percentage of total loans and leases      0.57    1.40   1.35    1.28   2.41

The $1,364,000 decline in nonaccrual loans and leases between fiscal year-ends 1996 and 1995 was primarily attributable to transactions in the commercial and commercial mortgage loan portfolios. The commercial loan portfolio reflected a $737,000 decrease in nonaccrual loans during fiscal 1996 resulting from the collection of three large accounts aggregating approximately $498,000 and the elimination through charges to the allowance for loan and lease losses of approximately $251,000 related to loans to three former customers. The commercial mortgage loan portfolio experienced a $593,000 decline in nonaccrual loans from fiscal 1995 to 1996 which was the result of four customers that encountered severe financial difficulties which forced TRIB to initiate foreclosure on the real estate collateral. During one of these foreclosures, the property was sold and the loan paid prior to TRIB obtaining title. During two of the foreclosures, TRIB obtained title and disposed of the real property during the year. In the fourth instance, TRIB continues to reflect the carrying value of the property in other real estate owned as of March 31, 1996. However, the balance in the other real estate owned account increased only $79,000 between fiscal 1996 and 1995 despite sizable transactions which occurred during the year. Additionally, $397,000 of the $427,000 balance in nonaccrual commercial mortgages related to one customer whose financial status deteriorated during fiscal 1996 to such an extent as to warrant placing it in nonaccrual status. The $134,000 decrease in accruing loans and leases 90 days and more past due as of March 31, 1996 as compared to March 31, 1995 reflected one commercial loan that was placed on nonaccrual during fiscal 1996 but had been charged-off prior to March 31, 1996. FSCM's Peer Group's ratio of the allowance to total loans and leases was 1.49% as of March 31, 1996, compared to 1.74% for FSCM. The $1,498,000 overall decline in the total of nonperforming loans and leases decreased the ratio of nonperforming loans and leases to total loans and leases dramatically to 0.57% as of fiscal year-end 1996 from 1.40% as of fiscal year-end 1995. As of March 31, 1996, FSCM's Peer Group ratio of nonperforming loans and leases to total leases was 0.99%. The allowance for possible loan and lease losses was increased to provide for potential future unknown losses; however, the growth in the total loans and leases outstanding outpaced the increases in the allowance for possible loan and lease losses, thereby resulting in a seven basis point decline in the comparative ratio between these components to 1.74% from 1.81% for fiscal year-ends 1996 and 1995, respectively.

Management has striven to maintain the allowance for possible loan and lease losses at a conservative level to provide for the known and inherent risks in the loan and lease portfolios. The allowance is based on a continuous review of previous loan and lease loss experience, current economic conditions and the underlying collateral value pledged to support the loans and leases. In this regard, in the opinion of management, TRIB's allowance for loan and lease losses is maintained at a satisfactory level. Loans and leases which are deemed uncollectible are charged-off and deducted from the allowance. The provision for possible loan and lease losses and recoveries are added to the allowance. The $631,000 increase in the allowance for possible loan and lease losses between fiscal year-ends 1996 and 1995 resulted from reduced net charge-offs and was reflected in the increase in the unallocated reserve. Please refer to the table on the following page. The following is a summary of activity affecting the allowance for the periods indicated.


                         ANALYSIS OF THE ALLOWANCE FOR
                         POSSIBLE LOAN AND LEASE LOSSES

                                                 YEARS ENDED MARCH 31,
                                  ----------------------------------------------
(DOLLARS IN THOUSANDS)              1996      1995      1994      1993      1992
----------------------             -----     -----    ------    ------     -----
Balance at beginning of period    $3,832    $3,744    $3,639    $2,759    $2,335
Charge-offs:
  Commercial, financial and
  agricultural                       436     3,168        70       651       575
  Direct financing leases            129       201     2,345       127       ---
  Real estate:
    Residential mortgage             420       258        94       119         9
    Construction                     ---        47       ---       ---       ---
    Commercial mortgage              882       638         4       653       131
  Consumer                           118        86        24        10        20
                                   -----     -----     -----     -----     -----
    Total                          1,985     4,398     2,537     1,560       735
                                   -----     -----     -----     -----     -----
Recoveries:
  Commercial, financial and
    agricultural                     361       109       118       164       240
  Direct financing leases            173     1,634       406        26       ---
  Real estate:
    Residential mortgage             105       113        36        32         8
    Construction                     ---        47       ---       ---       ---
    Commercial mortgage               28        48       108        16         5
  Consumer                            44        25         4        22        14
                                   -----    ------    ------     -----     -----
    Total                            711     1,976       672       260       267
                                   -----     -----     -----     -----     -----
Net charge-offs                    1,274     2,422     1,865     1,300       468
Provision for possible loan and
  lease losses                     1,905     2,510     1,970     2,180       892
                                  ------    ------    ------    ------    ------
Balance at end of period          $4,463    $3,832    $3,744    $3,639    $2,759
                                  ------    ------    ------    ------    ------
                                  ------    ------    ------    ------    ------
Ratio of net charge-offs during the
  year to average loans and leases
  outstanding during the year      0.55%     1.27%     1.08%     0.92%     0.43%
                                   -----     -----     -----     -----     -----
                                   -----     -----     -----     -----     -----

Commercial loan charge-offs taken during fiscal 1996 included $375,000 resulting from management's analysis of the substantial decline in the financial condition of four customers whose loans had been on nonaccrual status and whose businesses experienced rapid deterioration. Fiscal 1996 commercial mortgage loan charge-offs included $566,000 related to two long-standing problem credits and $294,000 related to two customers whose businesses failed. In both of these instances management chose an assertive course of action and realigned the carrying value with liquidation-based appraised values. Collection of all these amounts are being pursued to the fullest degree possible and management anticipates substantial recoveries.

As previously discussed, based on internal procedures, any known troubled credit as of March 31, 1996 had been specifically identified, regardless of whether past due 90 days or more, or in nonaccrual status. Additionally, an overall loan and lease portfolio analysis was performed based on historic loss performance, local economic conditions and collateral value pledged to support advances. As a result of these evaluations, the following allocation of the allowance for possible loan and lease losses was made as of the dates indicated (dollars in thousands):

                        ALLOCATION OF THE ALLOWANCE FOR
                         POSSIBLE LOAN AND LEASE LOSSES

                        March 31, 1996   March 31, 1995 March 31, 1994 March 31, 1993 March 31, 1992
                        ---------------- --------------  ------------- -------------- --------------
                                    % of           % of           % of           % of           % of
                                   Loans          Loans          Loans          Loans          Loans
                                     and            and            and            and            and
                                  Leases         Leases         Leases         Leases         Leases
                                to Total       to Total       to Total       to Total       to Total
Balance at end of                  Loans          Loans          Loans          Loans          Loans
period                               and            and            and            and            and
applicable to:            Amount  Leases Amount  Leases Amount  Leases Amount  Leases Amount  Leases
-----------------        -------  ------ ------  ------ ------  ------ ------  ------ ------  ------
Commercial, financial
  and agricultural        $1,720   33.4% $1,533   35.0% $1,443   33.1% $1,875   30.3% $1,704   35.4%
Direct financing
  leases                     115     2.3    126     3.2    641     9.0    393    13.8    111     3.1
Real estate:
  Residential
    mortgage                 499    25.1    425    27.6    117    25.9    106    23.2     73    21.1
  Construction               238     8.5    164     6.9     26     6.5     25     5.4     85     5.1
  Commercial
    mortgage                 794    24.5  1,342    24.3  1,118    22.1  1,029    23.5    637    31.1
Consumer                     359     6.2     71     3.0    293     3.4    211     3.8    149     4.2

Unallocated                  738     N/A    171     N/A    106     N/A    ---     N/A    ---     N/A
                           -----  ------  -----  ------  -----  ------  -----  ------  -----  ------
  Total                   $4,463  100.0% $3,832  100.0% $3,744  100.0% $3,639  100.0% $2,759  100.0%
                           -----  ------  -----  ------  -----  ------  -----  ------  -----  ------
                           -----  ------  -----  ------  -----  ------  -----  ------  -----  ------

Premises, Furniture and Equipment

Premises, furniture and equipment (fixed assets) totaled $5,953,000 and $3,623,000 as of March 31, 1996 and 1995. The 66.7% increase was comprised of $3,400,000 in additional fixed asset investments net of $1,000,000 in depreciation expense.

In September 1995, in conjunction with changing to a National Association, TRIB purchased an office location in Bettendorf, Iowa for $709,000. The purchase consisted of land, building and miscellaneous equipment. An additional $148,000 was invested to remodel and $340,000 to furnish and equip the office which opened for business November 1, 1995.

Construction of an enlarged office, encompassing two adjoining residential properties TRIB acquired in fiscal 1994, at the 18th Avenue ("Hilltop") location in Rock Island, Illinois, was completed and operations were transferred from the temporary office to the new facility on November 29, 1995. Approximately $1,000,000 was invested in the construction project and an additional $436,000 was invested to furnish and equip the office.

A new computer support system for item processing was installed during the fourth quarter of fiscal 1996 replacing 14-year old equipment. Also purchased was new laser-printing equipment to enhance the appearance and readability of the report output, including customer statements. The platform system supporting teller operations was updated to provide increased capabilities and enhance the work flow. TRIB's existing local area network ("LAN"), which links the personal computer workstations and provides access to TRIB's mainframe system, was supplemented with office LAN installations and interconnected into the primary system by means of a wide area network ("WAN").

The office expansion into both East Moline and Bettendorf, and the construction of the enlarged Hilltop office in Rock Island, should provide better access to the retail markets and thereby enhance TRIB's overall market presence. The installation of new equipment and technological upgrades will enhance productivity and customer convenience. Although the considerable fixed asset investments in fiscal 1996 should reduce the amount of interest-earning assets and increase operating expenses through additional facility expense allocations, it is anticipated that the reinvestment of the additional funds garnered through the expanded office sites will gradually offset the short-term negative impact on earnings.

TRIB's 42nd Avenue, East Moline office commenced operations in February 1995 out of a temporary office established at the location. Construction of a permanent office at the site, which was acquired in fiscal 1994, has been temporarily deferred.

In fiscal 1995, FSCM's total investment in fixed assets included approximately $258,000 for land purchases, $231,000 for building improvements and $279,000 for equipment and furniture acquisitions.

It is anticipated that in fiscal 1997, fixed asset investments could include approximately $200,000 in current premises investments and $800,000 for updated computer technology.

Deposits, Securities Sold Under Agreements to Repurchase, and Other Short-Term Borrowings

Deposits, securities sold under agreements to repurchase ("repurchase agreements") and other short-term borrowings totaled $301,818,000, $48,846,000 and $1,500,000, respectively, as of March 31, 1996. These balances compare to $271,611,000, $33,371,000 and $366,000, respectively, as of the previous fiscal year end.

The $30,207,000 increase in deposits, or 11.12%, centered in time deposit products. This growth consisted primarily of local non-institutional funds generated by targeted marketing campaigns. The growth in repurchase agreements was divided amongst daily agreements primarily utilized by corporate customers for cash management, $4,353,000; customer term agreements, $4,583,000; and term agreements with the State of Illinois, $6,500,000. The short-term borrowings were totally comprised of treasury, tax and loan deposits at both fiscal year ends.

TRIB does not actively seek or heavily rely on large deposit accounts over $100,000. As of fiscal year-end 1996 and 1995, these types of deposits comprised only 6.45% and 6.27%, respectively, of total assets as compared to the Peer Group ratio of 8.77% as of March 31, 1996. Maturity distributions of time certificates of deposit in denominations of $100,000 or more as of March 31, 1996 were as follows (dollars in thousands):

                        $100,000 AND MORE TIME DEPOSITS

                                                      MARCH 31,
TIME TO MATURITY                                           1996
----------------                                       --------
3 months through 6 months........................        $4,181
Over 3 months through 6 months...................         9,706
Over 6 months through 12 months..................         6,359
Over 12 months...................................         4,703
                                                        -------
Total............................................       $24,949
                                                        -------
                                                        -------

Short-term borrowings include repurchase agreements and other short-term borrowing arrangements. The obligations to repurchase securities sold were reflected as a liability in the consolidated balance sheets; the investments securing the repurchase agreements remained classified as an asset under investments. Included in repurchase agreements as of fiscal year-end 1996 and 1995 were funds received from the State of Illinois totaling $18,455,000 and $11,955,000, respectively. Other short-term borrowings generally include federal funds purchased, which are overnight transactions; interest-bearing notes due to the U.S. Treasury, which are generally called within several days; and any advance from the Federal Home Loan Bank ("FHLB"), which would be less than one year in term.

During fiscal 1996, TRIB utilized its membership in the FHLB, which required a stock investment, to obtain a short-term fixed rate $1,000,000 advance which expired prior to fiscal year-end. Borrowings from the FHLB are on a secured basis, collateralized by pledges of either the FHLB stock or the one-to-four family residential real estate first lien mortgage portfolio, or both. As of fiscal year-end 1996, approximately $37,705,000 could have been obtained by means of FHLB advances.

FSCM considers short-term borrowings a reliable funding alternative which were primarily comprised of managed corporate accounts and public funds. Balance and rate information is reflected in the following table:

                    SHORT-TERM BORROWINGS

                                        MARCH 31,   MARCH 31,  MARCH 31,
(DOLLARS IN THOUSANDS)                       1996        1995       1994
----------------------                  ---------   ---------  ---------
Balance outstanding at fiscal year-end   $50,346     $33,737    $24,128
Maximum month-end balance                 62,128      38,143     27,024
Average balance for the year              44,528      25,932     22,013
Weighted average interest rate for the
year                                        5.51%       4.48%      3.42%
Weighted average interest rate at
year-end                                    5.29        5.85        3.57


1992 Notes Payable

As of March 31, 1996, and 1995, FSCM had $4,500,000 and $5,000,000,
respectively, in outstanding 1992 Notes, which bear interest at an 8.50% per annum rate and are due December 1, 1999. A $500,000 mandatory redemption payment was made or must be made on each of December 1, 1995 through 1998 (inclusive) until December 1, 1999, when the remaining $3,000,000 is due. FSCM also has a $10,000,000 unrestricted line of credit available from a correspondent bank, none of which was in use as of March 31, 1996. See Note 8 of the Notes to Consolidated Financial Statements for information regarding covenants of the 1992 Notes and correspondent bank line.

Mandatory Convertible Debentures

A total of $1,250,000 of mandatory convertible debentures ("MCDs") were issued in March and April 1989. The MCDs bear interest at a rate of 1/2% below the reference rate of a correspondent bank. The correspondent bank's reference rate was 8.25% at March 31, 1996; therefore, as of that date, the MCDs' interest rate equaled 7.75%. The interest is payable quarterly on March 31, June 30, September 30, and December 31. The MCDs are held by directors and a former director of FSCM and his wife. Subject to a 90-day notice and obtaining any regulatory approvals or legal opinions necessary, the MCDs are convertible at any time on or prior to March 31, 2001 at the option of the holders into a number of shares of FSCM's Common Stock determined by dividing the principal amount of the MCDs by a purchase price equal to $25 per share, as adjusted for any stock splits, stock dividends or other similar occurrences. The MCDs are subordinate to all senior indebtedness of FSCM, except that only $750,000 of the MCDs is subordinate to the 1992 Notes.

Stockholders' Equity

Consistent with strategic objectives and goals, FSCM maintains a strong capital base which provides a solid foundation for anticipated future asset growth and promotes depositor and investor confidence. Capital management is a continuous process to ensure that capital is provided for current needs and anticipated growth. FSCM's strong capital position has enabled it to profitably expand its asset and deposit bases while maintaining capital ratios at levels comparable to that of other quality banking organizations and in excess of regulatory standards.

Stockholders' equity totaled $24,287,000 and $21,961,000 as of March 31, 1996 and 1995, respectively. Net income totaled $3,553,000 in fiscal 1996 as opposed to $3,068,000 in fiscal 1995, a 15.81% increase. In March 1996, FSCM sold 1,500 shares of Common Stock from Treasury Stock to the 401(k) defined contribution retirement plan sponsored by TRIB. The $67.50 sales price was based on an independent stock appraisal's average per share fair market value for transactions involving small stock block sizes. Dividends declared during fiscal 1996 totaled $308,000 for Common Stock, consisting of $0.38 per share for the first two quarters and $0.50 per share for the last two quarters of fiscal 1996, and $598,000 for Preferred Stock. Additionally, included in stockholders' equity was $422,000 of net unrealized losses on available-for-sale securities, net of taxes. Combined, these components resulted in a net change in equity of $2,326,000, or 10.59%.

FSCM's capital position, as detailed in its capital ratios, exceeds the regulatory capital minimums established for well-capitalized financial
institutions.   The table below details the components and percentages of FSCM's regulatory risk weighted capital ratios as of the indicated dates.


                                CAPITAL RATIOS

                            MARCH 31,   MARCH 31,       REGULATORY REQUIREMENTS
                                                      --------------------------
(DOLLARS IN THOUSANDS)           1996      1995       MINIMUM   WELL CAPITALIZED
----------------------        -------    -------      -------   ----------------
Stockholders' equity.....     $24,287    $21,961
Preferred Stock
     limitation(1)<F27>           ---      (706)

Unrealized loss on available-
for-sale securities,
    net of taxes.........         422        ---
Intangible assets........       (140)      (193)
                               ------     ------
     Tier 1 capital......      24,569     21,062
Supplementary capital....       7,387      8,794
                              -------     ------
     Total capital.......     $31,956    $29,856
                              -------    -------
                              -------    -------
Total adjusted average
  assets.................    $359,486   $310,820
                             --------   --------
                             --------   --------

Risk weighted assets.....    $273,981   $227,040
                             --------   --------
                             --------   --------
Tier 1 capital...........       8.97%      9.28%        4.00%        6.00%

Total capital............       11.66      13.15         8.00        10.00
Leverage ratio...........        6.83       6.78         3.00         5.00


(1)<F27>Cumulative Preferred Stock is limited to 25% of the total of Tier 1 capital; any excess qualifies as supplementary capital.

The growth in capital has eliminated the Preferred Stock deduction from the Tier 1 capital components. Tier 1 capital and total capital increased 16.65% and 7.03% between March 31, 1996 and 1995, respectively. Total adjusted average assets and risk weighted assets increased 15.66% and 20.68% for the respective fiscal year-ends. As a result of the growth in risk weighted assets, both the Tier 1 and total capital ratios decreased. However, due to the lower growth rate of adjusted average assets and the increase in allowable Preferred Stock in Tier 1 capital, the leverage ratio experienced a slight increase between years.

FUTURE OUTLOOK

The banking industry has experienced major change over the past several years and will face significant challenges in the years to come. With the ease in interstate banking regulations, competition between local banks and large regional banks have intensified, resulting in a tightening of interest margins due to the economies of scale regional banks are able to employ. Competition for financial products has intensified as more funds have been diverted away from financial institutions and into money fund investments. Recently, the total investment in money funds reached a level that exceeded the total amount of deposits in banks. The ability of community banks to compete as equals with both regional banks and nonbank entities for financial products is essential. Local banks must focus on cost control and develop strong reputations for niche lending in their communities. Legislation must be proactive as not to restrict product development or create competitive disadvantages.

Currently, due to banks having essentially prepaid the FDIC insurance premiums to fully finance the Bank Insurance Fund, banks pay a minimal insurance premium. However, the Savings Insurance Fund has not yet attained the Congressional mandated level; therefore, the savings and loan associations' premium rate has not been reduced. Much publicity has been associated with this dichotomy in premium rates. Should Congress pass legislation requiring banks to aid in the "fix" of the savings and loan industry, earnings will be adversely impacted.


The distribution and delivery of banking services has taken a significant step into the twenty-first century. Rather than the customer coming to the traditional bank offices, banks are now coming to the customers. The number of banking outlets in large retail stores is expanding at tremendous rates. Additionally, the advancement in computer technology and the explosion in the number of home personal computers has resulted in the advent of electronic home banking via the Internet.

The banking environment is undergoing drastic change. In order to stay competitive and survive in the future, banks must be able to provide the same products and financial services as other bank and non-bank entities, adapt to the rapidly changing technology, and readily meet the customers' future demands.

IMPACT OF INFLATION AND CHANGING PRICES

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have more impact on a financial institution's performance than the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. The liquidity and the maturity structure of FSCM's assets and liabilities are important to the maintenance of acceptable performance levels.

IMPACT OF RECENTLY ISSUED STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of"; SFAS No. 122, "Accounting for Mortgage Servicing Rights"; and SFAS No. 123, "Accounting for Stock-Based Compensation," all become effective for FSCM beginning after March 31, 1996. SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," becomes effective for transactions after December 31, 1996.

SFAS No. 121 generally requires an estimation of future cash flows to identify asset impairment, and SFAS No. 122 attempts to standardize the accounting treatment of originated mortgage servicing rights to those purchased, if it is practicable to separately estimate the fair values of the loan and servicing rights. SFAS No. 125 supersedes SFAS No. 122 for transactions after
December 31, 1996. SFAS No. 125 uses a financial components approach wherein if a financial asset is transferred and control is surrendered, it would be considered sold. Management believes that adoption of these statements will not have a material effect on the financial statements.

SFAS No. 123 defines a fair value based method of accounting for employee stock option plans. However, SFAS No. 123 allows an entity to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to use the method of accounting specified in APB Opinion 25 must make pro forma disclosures of net income and earnings per share as if the fair value method of accounting defined in SFAS No. 123 had been applied. FSCM plans to measure compensation cost using APB Opinion 25; therefore, the adoption of SFAS No. 123 will not have any impact on FSCM's financial condition or results of operations.

FACTORS THAT MAY AFFECT FUTURE RESULTS

This Prospectus contains forward-looking information, and actual results may differ materially from such information. Factors that may cause actual results to differ materially from the forward-looking information contained herein include the policies of the Board of Governors of the Federal Reserve System regarding interest rates and other economic factors, the accuracy of management's estimates of the provisions for loan and lease losses, competition, regulatory changes and conditions, and general and regional economic conditions.

                                    BUSINESS

GENERAL

FSCM is a bank holding company incorporated in 1973 under Delaware law and registered under the Holding Company Act. FSCM's principal place of business is located at 224-18th Street, Suite 202, Rock Island, Illinois. In 1974, FSCM acquired all of the outstanding shares of TRIB, which was then an Illinois chartered state commercial bank serving both the Iowa and Illinois Quad Cities' communities. On November 1, 1995, TRIB became a national banking association known as THE Rock Island Bank, National Association, and relocated its official office from Rock Island, Illinois to Bettendorf, Iowa. TRIB is a member of the Federal Reserve System and its deposits are insured by the FDIC.

FINANCIAL SERVICES CORPORATION OF THE MIDWEST

FSCM's investment in TRIB represented 89.29% of FSCM's parent company only total assets of $32,034,000 as of June 30, 1996, and FSCM's 1992 Notes constituted 59.65% of FSCM's liabilities as of said date.

FSCM's primary sources of cash flows are derived from dividend and tax payments from TRIB. The amount of dividends or other funds paid to FSCM by TRIB is restricted by certain regulatory provisions. Income taxes are computed on a separate company basis, and tax payments are paid to FSCM by subsidiaries in accordance with an intercompany tax allocation agreement.

FSCM is a one-bank holding company registered under the Holding Company Act, and, as such, it is subject to supervision by the Federal Reserve Board. Regulated areas with which FSCM must comply include, but are not limited to, obtaining approval before any acquisition, obtaining approval prior to any change in control, restrictions on the types of financial activities FSCM may engage in, maintenance of prescribed capital adequacy standards, prohibitions of certain related transactions, completion of various prescribed reports, and submission to periodic examinations. See "Supervision and Regulation."

THE ROCK ISLAND BANK, NATIONAL ASSOCIATION

TRIB's trade area includes portions of Rock Island County and Henry County in Illinois and Scott County in Iowa, which include the Quad Cities metropolitan area, encompassing the municipalities of Davenport and Bettendorf, Iowa; and Rock Island, Moline, East Moline, Milan, Silvis, Colona and Green Rock, Illinois. The total population of TRIB's trade area in 1995 was approximately 306,500. TRIB provides a wide variety of full-service commercial banking products. These products are offered to individuals, service businesses, industries, governmental units, financial institutions and other entities. Locations at which these products may be obtained include TRIB's official office located in Bettendorf, Iowa, its principal place of business in Rock Island, Illinois, four other offices (three of which have extended hours), and its five on-premise and one off-premise automatic teller machines ("ATMs"). The retail banking services TRIB offers include accepting demand, savings and time deposits in the forms of regular checking accounts, NOW accounts, money market accounts, passbook savings, statement savings, certificates of deposit and club accounts. Deposit customers are eligible for ATM cards and Visa debit cards, which provide convenient access through the six TRIB-owned ATMs as well as devices established by other financial institutions that participate in the Illinois Transfer System, an electronic funds transfer corporation, and CIRRUS, an international electronic transaction interchange. Additionally, TRIB makes secured and unsecured commercial, construction, mortgage and consumer loans and equipment leases and provides a variety of trust services, including administration of estates, personal trust and employee benefit programs.

TRIB is subject to regulation and supervision, as a national bank, by the OCC and, as a member of the Federal Reserve System, by the Federal Reserve Board. Because TRIB's deposits are insured up to the applicable limit (currently $100,000) by the FDIC, TRIB is also subject to regulation by the FDIC. Iowa and Illinois usury laws impose certain interest rate and fee restrictions on TRIB. See "Supervision and Regulation."

MONETARY POLICIES AND ECONOMIC CONDITIONS

The monetary policies of regulatory authorities, including the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiary banks, including FSCM and TRIB. The Federal Reserve Board regulates the national supply of bank credit. Among the means available to the Federal Reserve Board to regulate such supply are open market operations in U.S. government securities, changes in the discount rate on depository institution borrowings, and changes in reserve requirements against depository institution deposits. These means are used in varying combinations to influence the growth and distribution of bank loans, investments, and deposits, and their use may affect interest rates charged on loans or paid for deposits.

The laws and regulations to which FSCM and TRIB are subject are constantly under review by Congress, regulatory agencies and state legislatures. These laws and regulations may be changed dramatically in the future, which could affect the ability of bank holding companies to engage in certain activities such as nationwide banking, securities underwriting and insurance, as well as the amount of capital that banks and bank holding companies must maintain, premiums paid for deposit insurance and other matters directly affecting earnings. It is not certain which changes will occur, if any, or the effect such changes will have on the profitability of FSCM and TRIB, their ability to compete effectively, or the composition of the financial services industry.

The banking industry also is affected by general economic conditions, such as inflation, recession, unemployment and other factors. In addition, the business of FSCM and TRIB could be affected by the economic conditions of the industries in which the major employers in the Quad Cities metropolitan area are involved, including John Deere & Co., the federal Rock Island Arsenal, Genesis Medical Center and Alcoa. For example, a downturn in the farm equipment industry may adversely affect John Deere & Co., causing layoffs, worker relocations, reduced purchasing from local supply vendors, and other events that could adversely affect FSCM and TRIB. As a further example, cutbacks in defense industry spending could adversely affect employment at the federal Rock Island Arsenal, the economy in the Quad Cities area, and thus FSCM and TRIB.

The foregoing references to applicable laws, statutes, regulations and legislation are brief summaries thereof which do not purport to be complete and are qualified in their entirety by reference to such statutes, regulations and legislation.

EMPLOYEES

As of June 30, 1996, FSCM's and TRIB's combined total number of employees was 193, of which 181 were considered to be full-time equivalent employees. Management considers its relations with employees to be good.

PROPERTIES

TRIB's official office was moved on November 1, 1995 to a one-story structure acquired in September 1995 located at 3120 Middle Road, Bettendorf, Iowa. The 7,711 square foot office was remodeled and furnished prior to its opening date and is presently staffed by approximately 17 full and part-time retail deposit and loan personnel.

The downtown Rock Island, Illinois office, which was retained as a principal office when the official office moved to Bettendorf, Iowa, is a six-story structure owned by TRIB and located at the northwest corner of Third Avenue and 18th Street, Rock Island, Illinois. In May 1992, TRIB purchased the building adjoining the downtown office to the north on 18th Street. The acquired two-story building was subsequently remodeled and annexed to TRIB's downtown office structure. In total, TRIB occupies approximately 29,500 square feet of office space in the expanded downtown office (excluding basement storage), while FSCM occupies approximately 800 square feet of space. The remaining space of 17,750 square feet is available for rental to other occupants and was fully leased as of June 30, 1996 to four tenants.

TRIB also owns and operates four other offices: in Rock Island, Flatiron Square is located within the city's business district at 1606-5th Avenue and Hilltop is conveniently located near residential areas at 3411-18th Avenue; in East Moline, the office is located on a business corridor with nearby residential areas at 680-42nd Avenue. All of these offices have walk-in lobby and drive-up access. The Flatiron Square office contains approximately 2,230 square feet of space. During fiscal 1996, a new 5,450 square foot one-story structure was constructed
at the Hilltop office site.   The East Moline office is currently operating out
of a temporary facility. Additionally, TRIB occupies approximately 320 square feet of office space at the Friendship Manor, a life care retirement home located at 1209-21st Avenue, Rock Island. This office is open during limited hours two days per week and provides depository services primarily to residents and employees of Friendship Manor.

TRIB is currently limited to a total investment of $5,000,000 in land and net premises that can be acquired before approval from the OCC is necessary. Approval was requested and received to invest up to $6 million in land and net premises. As of June 30, 1996, TRIB had $4,182,000 invested in land and net premises. In addition, covenants of the correspondent bank loan agreement and the 1992 Notes impose further limitations. As of June 30, 1996, FSCM and TRIB's net fixed asset investments were restricted to an amount not to exceed 3% of consolidated assets or approximately an additional $5,874,000.

FSCM's management believes that upon construction of a permanent structure at the East Moline, Illinois site, the existing premises will be adequate to serve their respective locations.

LEGAL PROCEEDINGS

FSCM is not engaged in any legal actions or proceedings, and management knows of no pending or threatened legal actions or proceedings involving FSCM. TRIB is involved in legal actions in various stages of litigation and investigation. After reviewing all actions pending or threatened involving TRIB, management believes that such legal actions constitute ordinary routine litigation incidental to TRIB's business and that the ultimate resolution of these matters should not materially affect FSCM's consolidated financial position or operations or that such legal actions otherwise are not material.

                           SUPERVISION AND REGULATION

The following discussion of applicable statutes, regulations and policies are brief summaries thereof, do not purport to be complete and are qualified in their entirety by reference to such statutes, regulations and policies.

REGULATION OF FSCM

FSCM is a one-bank holding company registered under the Holding Company Act and, as such, is subject to supervision by the Federal Reserve Board.

APPROVAL OF ACQUISITIONS

FSCM must obtain the approval of the Federal Reserve Board prior to consummating the following: the acquisition of all or substantially all of the assets of a bank or another bank holding company; the merger or consolidation with another bank holding company; or the direct or indirect acquisition of ownership or control of any voting shares of a bank or a bank holding company if, after such acquisition, FSCM would own or control more than 5% of such voting shares (unless it already owns or controls the majority of such shares). In addition, the direct or indirect acquisition by a bank holding company of more than 5% of the voting shares, or all or substantially all of the assets, of a bank located in another state requires approval by the Federal Reserve Board. Although such approval may generally be granted without regard to any contrary laws of the second state, certain additional state or federal restrictions on interstate banking may apply. See "Supervision and Regulation -- Interstate Banking."

FSCM must also obtain Federal Reserve Board approval prior to redeeming any of its equity securities in an amount equal to 10% or more of its net worth in any 12-month period. Furthermore, under certain circumstances, any redemptions, dividends or distributions with respect to FSCM's equity securities may be considered an unsafe or unsound practice by the Federal Reserve Board.

APPROVAL OF CHANGES IN CONTROL

Before any "company," as defined in the Holding Company Act, may acquire "control," as defined in the Holding Company Act, over FSCM, the prior approval of the Federal Reserve Board is generally required. The term "company" is defined in the Holding Company Act to include any bank, corporation, general or limited partnership, association or similar organization, business trust or any other trust (unless by its terms, the trust must terminate either within 25 years or within 21 years and ten months after the death of individuals living on the effective date of the trust). The term "control" is defined in the Holding Company Act to include the following: ownership, control, or power to vote 25% or more of the outstanding shares of any class of voting stock of a bank or other company, directly or indirectly or acting through one or more persons; control in any manner over the election of a majority of the directors, trustees, or general partners (or individuals exercising similar functions) of the bank or other company; the power to exercise, directly or indirectly, a controlling influence over the management of policies of the bank or other company as determined by the Federal Reserve Board; or conditioning in any manner the transfer of 25% or more of the outstanding shares of any class of voting securities of a bank or other company upon the transfer of 25% or more of the outstanding shares of any class of voting securities of another bank or other company. In addition, before any individual or entity which is not required to seek prior approval from the Federal Reserve Board as set forth above may acquire control of FSCM, prior notice to the Federal Reserve Board is required pursuant to Section 225.41 of Regulation Y of the Federal Reserve Board.

Under Section 225.41 of Regulation Y, the following transactions constitute, or are presumed to constitute, the acquisition of "control" requiring prior notice:
(1) the acquisition of any voting securities of a bank holding company if, after the transactions, the acquiring person (or persons acting in concert) owns, controls, or holds with the power to vote 25% or more of any class of voting securities of the institution; or (2) the acquisition of any voting securities of a bank holding company if, after the transaction, the acquiring person (or persons acting in concert) owns, controls, or holds with the power to vote 10% or more (but less than 25%) of any class of voting securities of the institution, and if: (i) the institution has registered securities under
Section 12 of the Securities Exchange Act of 1934 ("Exchange Act"), or (ii) no other person will own a greater percentage of that class of voting securities immediately after the transaction. FSCM's Class A Preferred Stock is registered under the Exchange Act.

PERMISSIBILITY OF OTHER FINANCIAL ACTIVITIES

Under the Holding Company Act, FSCM is clearly permitted, directly or through subsidiaries, to engage in a variety of financial activities (and to own shares of companies engaged in certain activities) found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. A bank holding company is normally not permitted, however, to acquire direct or indirect ownership of more than 5% of the voting shares of any company which is not a bank or is engaged in activities determined by the Federal Reserve Board to not be closely related to banking. Certain exemptions are available with respect to subsidiaries engaged in servicing and liquidating activities, companies acquired by a bank holding company in satisfaction of debts previously contracted, or companies engaged in certain insurance activities.

Another principal exception to the general prohibition against more than 5% ownership of subsidiaries engaged in nonbanking activities allows the acquisition, sometimes subject to an application or notice process, of interests in companies whose activities are found by the Federal Reserve Board, by order or regulation, to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that have been previously determined by regulation to be closely related to banking are making or servicing loans; trust company functions; insurance agency activities and insurance underwriting; limited leasing activities; community development; performing certain data processing services; providing management consulting services to depository institutions; acting as an investment or financial advisor; and providing securities brokerage services. Other activities approved by the Federal Reserve Board include consumer financial counseling; futures and options advisory services; check guaranty services; collection agency and credit bureau services; and real and personal property appraisals.

In determining whether a particular activity is a proper incident to banking or managing or controlling banks, the Federal Reserve Board considers whether the performance of such activity by an affiliate of the holding company can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, which outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. The Federal Reserve Board also differentiates between activities commenced de novo and activities commenced through the acquisition of a going concern and is empowered to presume that expansion of a nonbanking activity de novo results in benefits to the public through increased competition.

PROHIBITIONS OF CERTAIN RELATED TRANSACTIONS

FSCM and TRIB are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit, the lease or sale of any property, or the furnishing of services. TRIB is also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to, investments in the stock or other securities of, the taking of such stocks or securities as collateral for loans to, or the purchase of assets from or the guarantee of obligations of, FSCM or any of its subsidiaries. The provisions of Section 23A of the Federal Reserve Act and related statutes place limits on all insured banks (including TRIB) as to the amount of loans or extensions of credit to, or investments in, or certain other transactions with, their parent bank holding company and certain of such holding company's other subsidiaries and as to the amount of advances to third parties collateralized by the securities or obligations of bank holding companies or their subsidiaries. In addition, most of these loans and certain other transactions must be secured in prescribed amounts. Certain exemptions from the foregoing restrictions apply to transactions between 80% or more owned bank subsidiaries of the same bank holding company. FSCM owns all of the stock of TRIB.

CAPITAL ADEQUACY STANDARDS


Each federal banking regulatory agency, including the Federal Reserve Board, is required to cause banking institutions to achieve and maintain adequate capital by establishing minimum levels of capital and other appropriate measures. The Federal Reserve Board has issued capital adequacy guidelines, which are applicable to FSCM and which affect its ability to pay dividends. These guidelines provide for a minimum ratio of qualifying total capital to risk-weighted assets of 8.00%, of which at least 4.00% should be in the form of Tier 1 capital. These guidelines and regulations further provide that capital adequacy is to be considered on a case-by-case basis in view of various qualitative factors that affect a bank or bank holding company's overall financial condition.

For purposes of calculating these ratios, an institution's "qualifying total capital" primarily consists of Tier 1 and Tier 2 capital. Tier 1 capital ("core capital elements") generally consists of the sum of common stockholders' equity, qualifying non-cumulative perpetual preferred stock (including related surplus), qualifying cumulative perpetual preferred stock (including related surplus and subject to certain limitations), and minority interests in consolidated subsidiaries, minus goodwill and certain other intangible assets (except certain mortgage servicing rights and limited purchased credit card relationships).
Tier 2 capital ("supplementary capital elements") includes the allowance for loan and lease losses; perpetual preferred stock and related surplus; hybrid capital investments, perpetual debt and mandatory convertible debt securities; and term subordinated debt and intermediate term preferred stock, including related surplus. The Federal Reserve Board's capital adequacy guidelines also permit certain perpetual debt securities to be treated as primary capital and impose certain limitations on the amount of mandatory convertible instruments, perpetual preferred stock, and perpetual debt that may qualify as primary capital. Therefore, subject to definition and limitation under applicable rules and regulations, "qualifying total capital" consists of the sum of Tier 1 and qualifying Tier 2 capital elements (limited to 100% of Tier 1 capital), less certain investments in banking or finance subsidiaries that are not consolidated for accounting or supervisory purposes, reciprocal holdings of banking organizations' capital securities, or other items at the direction of the Federal Reserve Board.


FSCM's capital is in excess of the Federal Reserve Board's minimum standards. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operation -- Financial Condition -- Capital Resources."
The Federal Reserve Board has issued a policy statement that discourages bank holding companies experiencing earnings weaknesses, inadequate capital, or other serious problems from paying dividends that are not covered by earnings or are derived from borrowed funds or unusual or nonrecurring gains. Bank holding companies also are expected to maintain adequate capital to meet financial obligations as they come due and to serve as a financial resource to their subsidiaries. Capital directives, including cease and desist orders, formal agreements, memoranda of understanding, and board of director resolutions, may be issued to mandate the maintenance of adequate capital levels.

ENFORCEMENT POWERS OF FEDERAL RESERVE BOARD

The Federal Reserve Board has enforcement powers over bank holding companies and their nonbanking subsidiaries to forestall activities that represent unsafe or unsound practices or constitute violations of law. These powers may be exercised through the issuance of cease and desist orders or other actions. The Federal Reserve Board is also empowered to assess civil penalties against companies or individuals who violate the Holding Company Act in amounts of up to $1,000,000 for each day's violation, to order termination of nonbanking activities of nonbanking subsidiaries of bank holding companies, and to order termination of ownership and control of nonbanking subsidiaries by bank holding companies.

REGULATION OF TRIB

As a national banking association, TRIB is subject to primary regulation by the OCC. All national banks are also members of the Federal Reserve System and, to a limited extent, some regulations promulgated by the Federal Reserve Board apply to TRIB. In addition, because the deposits of TRIB are insured up to the applicable limit (currently $100,000) by the FDIC, the FDIC has certain regulatory powers with respect to TRIB.

REGULATION BY THE OCC

The OCC issues charters, regulations, conducts examinations, and generally supervises the operation of national banks. This supervision extends to a comprehensive regulatory scheme governing, among other things, capital requirements, lending limits, transactions between affiliates, and the safety and soundness of TRIB's activities in general. In addition, the consent of the OCC generally would be required for any major corporate reorganization involving TRIB, including a merger or significant purchase or disposition of assets. Any national bank which does not operate in accordance with or conform to regulations, policies and directives may be sanctioned for non-compliance. For example, proceedings may be instituted against any member institution or any director, officer, employee or person participating in the conduct or affairs of such institution who engages in unsafe and unsound practices, which includes a violation of applicable laws and regulations. In addition, the FDIC has secondary responsibility for regulation of TRIB, and it has the authority to terminate the insurance of accounts pursuant to procedures established for that purpose.

REGULATORY RESTRICTIONS ON PAYMENT OF DIVIDENDS; CAPITAL ADEQUACY STANDARDS

Most of FSCM's cash flow and income is derived from dividends paid to it by TRIB. Federal laws and OCC regulations prohibit the withdrawal of any portion of TRIB's capital and place certain statutory limitations on the payment of dividends. National banks may pay dividends in an amount no greater than the amount of its undivided profits, subject to other provisions of applicable law. In addition, the board of directors may declare dividends of so much of the undivided profits of the bank as the directors deem expedient, except that until the surplus fund of such bank equals its common capital, no dividends may be declared unless there has been carried to the surplus fund not less than 10% of its net income of the preceding two consecutive six-month periods in the case of annual dividends; provided, however, that any amounts paid into a fund for the retirement of any preferred stock out of a bank's net income for such period or periods shall be deemed to be additions to its surplus fund if, upon the retirement of such preferred stock, the amounts so paid into such retirement fund may then properly be carried to surplus. In any such case, the bank is required to transfer to surplus the amounts so paid into such retirement fund on account of the preferred stock as such stock is retired. In addition, the approval of the OCC is required if the total of all dividends declared by a bank in any calendar year exceed the total of its net income of that year combined with its retained net income of the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock.


The payment of dividends by any national bank is affected by requirements that banks maintain adequate capital pursuant to the capital adequacy guidelines issued by the OCC. These guidelines provide for a minimum ratio of qualifying total capital (after deductions) to risk-weighted assets of 8.0%. These guidelines and regulations further provide that capital adequacy is to be considered on a case-by-case basis in view of various qualitative factors that affect a bank or bank holding company's overall financial condition. For purposes of calculating these ratios, Tier 1 capital generally consists of the sum of common stockholders' equity, non-cumulative perpetual preferred stock, and minority interests in consolidated subsidiaries. Tier 2 capital is comprised of the allowance for loan and lease losses, cumulative perpetual preferred stock, long-term preferred stock, convertible preferred stock and any related surplus, hybrid capital instruments and term subordinated debt instruments. Each of the elements in Tier 2 capital is subject to limitations. Several items, such as goodwill and certain other intangible assets and deferred tax assets, are deducted from Tier 1 capital when calculating a risk-based capital ratio. In addition, investments (both equity and debt) in unconsolidated banking and finance subsidiaries and reciprocal holdings of bank capital instruments are deducted from total capital. A national bank's "qualifying capital base" consists of the sum of Tier 1 (after deductions) and qualifying Tier 2 capital elements as defined in applicable rules and regulations. "Risk-weighted assets" also are calculated in accordance with applicable rules and regulations. TRIB is in compliance with the Federal Reserve Board's minimum capital guidelines described above because it has capital ratios above such guidelines. At June 30, 1996, TRIB's leverage ratio was 7.74%, its total capital ratio was 11.91%, and its Tier 1 ratio was 10.66%.


The above regulations and restrictions on dividends paid by TRIB may limit FSCM's ability to obtain funds from such dividends for its cash needs, including funds for the payment of operating expenses and debt service on the Notes. In addition, the OCC would take the position that it has the power to prohibit TRIB from paying dividends if, in its view, such payments would constitute unsafe or unsound banking practices. During the two months ended August 31, 1996, the three months ended June 30, 1996 and fiscal 1996, 1995 and 1994, FSCM was able to obtain dividends sufficient to meet its cash flow needs. For the two months ended August 31, 1996, TRIB declared dividends of $500,000, which are payable to FSCM on September 30, 1996. During the three months ended June 30, 1996 and the years ended March 31, 1996, 1995 and 1994, the dividends paid by TRIB were $500,000, $1,813,000, $1,562,000 and $1,500,000, respectively. FSCM anticipates having sufficient cash flow to meet its obligations to pay debt service on the Notes.

PROHIBITIONS ON CERTAIN RELATED TRANSACTIONS

Section 23B of the Federal Reserve Act prohibits member banks (such as TRIB) and their subsidiaries and certain affiliates from engaging in certain transactions (including, for example, loans) with certain affiliates unless the transactions are substantially the same, or at least as favorable to such bank or its subsidiaries, as those prevailing at the time for comparable transactions with or involving other non-affiliated companies. In the absence of such comparable transactions, any transaction between a member bank and its affiliates must be on terms and under circumstances, including credit standards, that in good faith would be offered to or would apply to non-affiliated companies.

INTEREST RATES AND USURY LAWS

The National Bank Act allows national banks to charge "interest" at the rate allowed by the state where the bank's home office is located to customers within that state and to customers located outside its home state. The term "interest" in this context is viewed expansively to include many lending charges, as expressed by the OCC in a recently issued Interpretive Letter and a recent United States Supreme Court decision. Accordingly, TRIB, with its main office located in Iowa but with customers in both Iowa and Illinois, may charge both Iowa and Illinois customers the maximum rate allowable under Iowa law.

INTERSTATE BANKING

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act") permits interstate banking and branching by national banks on a national level, thereby eliminating geographic barriers. Pursuant to the Riegle-Neal Act, the Federal Reserve Board has the authority to approve an application by an adequately capitalized and adequately managed bank holding company to acquire control of, or acquire all or substantially all of the assets of, a bank located in a state other than the home state of such bank holding company. Although state laws may in some ways restrict interstate branching, the Riegle-Neal Act provides that approval by the Federal Reserve Board generally may be granted without regard to whether such a transaction is prohibited under the laws of either state.

The Riegle-Neal Act contains three main branching provisions which focus on the following issues: interstate banking; interstate branching; and interstate branching on a de novo basis. First, with regard to interstate banking (as discussed above), the Riegle-Neal Act essentially provides that a bank holding company may acquire a bank in another state regardless of contrary state law. Second, effective as of June 1, 1997, federal regulatory agencies will be permitted to approve mergers between insured banks with different home states regardless of contrary state law. Notwithstanding the foregoing, a state may "opt out" of this law by passing legislation which expressly prohibits interstate mergers. If a state does so, it must enact the law before June 1, 1997, and the law must be non-discriminatory; that is, the law must apply equally to state and national banks. National banks with their home office in a state where legislation is passed to "opt out" of the Riegle-Neal Act's interstate branching provisions would be effectively prohibited from participating in any interstate merger. Similarly, banks from outside the state would be prohibited from merging with in-state banks. At this time, it is yet unclear whether a state's decision to "opt out" is an irreversible action. For those states which want to expedite the effective date of this provision of the Riegle-Neal Act, state legislatures may "opt in" at any time prior to June 1, 1997. By doing so, a state will pave the way for interstate mergers prior to the effective date of June 1, 1997. If a state takes no legislative action to "opt out" or to "opt in" early, then interstate mergers will be permitted with banks which maintain their home offices in that state as of June 1, 1997.

Under the Riegle-Neal Act, there is a distinction between the acquisition of an entire bank and the acquisition of a single branch of a bank. The foregoing discussion relates to the acquisition of an entire bank. Under the Riegle-Neal Act, however, if state law expressly allows it, a bank may acquire a single branch of a bank in another state.

Illinois has passed legislation which permits interstate merger transaction beginning June 1, 1997. Thus, as of June 1, 1997, any national bank with its home office in Illinois is assured of the opportunity to branch on an interstate basis by acquiring entire banks located in other states.

The Iowa legislature has not passed any law which permits interstate mergers prior to June 1, 1997. If Iowa neither "opts out" nor "opts in" early, interstate mergers will be permitted under the Riegle-Neal Act beginning on June 1, 1997.

With regard to resulting operations, any main office or branch operating at the time of an interstate merger may be retained and operated as a main office or branch. Additional branching by the resulting bank is permitted wherever any bank involved in the transaction could have branched under federal and state law prior to the merger. Thus, if TRIB engaged in an interstate merger with a bank (Bank A) from another state (State A), and assuming that the laws of TRIB's home state and State A permit interstate bank mergers, the resulting bank could be operated as it was prior to the merger, either as a main office or branch. Furthermore, the resulting bank could thereafter establish branch offices wherever TRIB or Bank A could establish branches under federal and state law PRIOR to the merger.

The third key provision of the Riegle-Neal Act addresses interstate branching on a de novo basis. Effective June 1, 1997, this provision permits federal regulators to approve an application by an insured bank to establish and operate a de novo branch in the state in which it has no branches and which is not its home state. For purposes of the Riegle-Neal Act, a de novo branch is defined as a branch office of a national bank or state bank that is originally established as a branch and does not become a branch as a result of an acquisition, conversion, merger or consolidation. However, a state must specifically "opt in" to this section of the Riegle-Neal Act. In order to do so successfully, a state must pass legislation before June 1, 1997 which specifically permits de novo branching and which is nondiscriminatory as to its application. After June 1, 1997, if a national bank opens a de novo branch in a state which permits de novo branching, the bank would then be able to avail itself of the benefits of banking laws in that state which apply to state-chartered banks, including intrastate banking laws. With respect to specific legislative action in this area by Illinois and Iowa, as of this date, neither state has passed legislation to "opt in" to the de novo provision of the Riegle-Neal Act.

DEREGULATION

There have been significant changes in the banking industry in past years. Many of these changes have been effected by federal legislation intended to deregulate the banking industry. This legislation has, among other things, eliminated interest rate restrictions on time deposit accounts and increased the power of nonbanks to expand into traditional banking services.

Future changes in the banking industry may include some modification of prohibitions on the types of businesses in which bank holding companies may engage. In addition, other types of financial institutions, including mutual funds, securities brokerage companies, insurance companies, and investment banking firms, have been given, and may continue to be given, powers to engage in activities which generally have been engaged in only by banks. Such changes may place FSCM and TRIB in more direct competition with these other financial institutions.

LIMITATIONS ON ACQUISITIONS

FSCM is subject to laws which may have the effect of making it more difficult to acquire voting control of FSCM, although FSCM's management is not aware of any recent efforts that might be made to obtain control of FSCM.

Any "change in control" of FSCM would be subject to the prior approval of the applicable bank regulatory authorities, including the Federal Reserve Board under the Holding Company Act and Regulation Y of the Federal Reserve Board.
See "Supervision and Regulation -- Regulation of FSCM." The prior approval of the Federal Reserve Board is required before any "company" may acquire "control" over FSCM (as defined in the Holding Company Act). In addition, before any individual or entity which is not required to seek prior approval from the Federal Reserve Board may acquire control of FSCM, prior notice to the Federal Reserve Board is required pursuant to Regulation Y of the Federal Reserve Board. Under Regulation Y, a "change in control" includes the acquisition of voting securities which would cause the acquiring person to own, control, or hold, after such acquisition, 10% or more (but less than 25%) of any class of voting securities of a bank holding company (i) if the bank holding company has registered securities under the Exchange Act, or (ii) no other person will own a greater percentage of that class of voting securities immediately after the transaction. FSCM's Class A Preferred Stock is registered under the Exchange Act.

                           FEDERAL AND STATE TAXATION

FEDERAL TAXATION

Banks and bank holding companies are subject to federal and state income taxes. Generally, a bank's federal income tax liability is determined under provisions of the Internal Revenue Code of 1986, as amended ("Code"), that are applicable to corporations. However, Sections 581 through 597 of the Code apply specifically to financial institutions.

The two primary areas in which the treatment of financial institutions differ from the treatment of other corporations under the Code are the areas of bond gains and losses and bad debt deductions. First, gains and losses generated from the sale or exchange of portfolio debt instruments are generally treated by financial institutions as ordinary gains and losses as opposed to their treatment as capital gains and losses by other corporations, as the Code considers portfolio debt instruments held by banks to be inventory in a trade or business rather than capital assets. Second, banks are allowed a statutory method for calculating a reserve for bad debt deductions. Based on its asset size, TRIB is generally permitted to maintain a bad debt reserve calculated on an experience method, based on bad debt charge-offs for the current and preceding five years, or, if larger, a "grandfathered" base year reserve (reduced proportionately if the amount of outstanding loans at the end of the taxable year is less than the amount of outstanding loans at the end of the base year).

STATE TAXATION

FSCM files a consolidated state income tax return in Illinois based on consolidated income generated in that state. Illinois taxes banks and bank holding companies under primarily the same provisions as other corporations as calculated under the applicable Code provisions, with some modifications as required by state law, such as allowing the deduction of interest earned on U.S. government securities. TRIB files an Iowa franchise tax return based upon income generated from business conducted in Iowa. Tax returns are also filed by TRIB in New Jersey and Connecticut due to leasing activities in those states.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

The executive officers and directors of FSCM and TRIB as of June 30, 1996 were as follows:

Name                    Age  Title
----                    ---  -----

Benjamin D. Farrar, Jr.  67   Chairman of the Board of FSCM and TRIB

Douglas M. Kratz         45   President, Chief Executive Officer, Chief
                              Financial  Officer,  Secretary,  and  Director  of
                              FSCM; Vice Chairman of the Board of TRIB

John T. Kustes           45   Treasurer  and  Director of FSCM; Senior Vice
                              President, Senior  Operations  Officer, Assistant
                              Secretary and Director of TRIB

Perry B. Hansen          48   Director  of  FSCM;  President, Chief Executive
                              Officer, Secretary and Director of TRIB

Jean M. Hanson           38   Controller and Chief  Accounting Officer of  FSCM;
                              Controller and Vice President of TRIB

Richard J. Carlson       44   Chief Operating Officer and Senior Lending Officer
                              of TRIB

Donald P. Ackerman       62   Executive  Vice  President  and Commercial Loan
                              Manager of TRIB

J. Bryant Goodall        44   Vice President and Senior Trust Officer of TRIB

Benjamin D. Farrar, Jr. has been Chairman of FSCM since March 1991 and a
Director of FSCM since July 1974.   From 1960 until he semi-retired in 1985, Mr.
Farrar was actively involved as President and Director of Ben Farrar and Co., Inc., an insurance agency located in Rock Island, Illinois. Mr. Farrar has been a Director of TRIB since 1969 and Chairman of TRIB since March 1991. He plans to retire as Chairman and a Director of FSCM and TRIB during fiscal 1997 and relocate to Georgia.

Douglas M. Kratz has been President, Chief Executive Officer, Secretary, and a Director of FSCM and a Director of TRIB since 1985, and he was appointed Vice Chairman of the Board of TRIB in 1993. Mr. Kratz is also an officer of Richey Corporation, Rock Island, Illinois, a consulting firm which provides services to various financial institutions and non-banking industries, including FSCM. See "Certain Transactions."

John T. Kustes is Senior Vice President and Senior Operations Officer of TRIB and has held positions in TRIB's operations department for more than the past five years and has been a Director of FSCM and TRIB since March 1991. Mr. Kustes has been an officer of FSCM since 1986 and currently serves as FSCM's Treasurer.

Perry B. Hansen has been the President, Chief Executive Officer, Secretary, and a Director of TRIB and a Director of FSCM since 1985.

Jean M. Hanson has been the Controller of FSCM and TRIB since December 1984 and Vice President of TRIB since August 1995.

Richard J. Carlson joined TRIB as Senior Vice President - Loans in January 1994 and was appointed Chief Operating Officer and Senior Lending Officer in March 1995. Until his employment with TRIB, he had been employed as Vice President for Firstar Bank Cedar Rapids, N.A., Cedar Rapids, Iowa, since February 1992. Mr. Carlson's previous work experience also includes serving as President of Security Savings Bank, Eagle Grove, Iowa, from November 1991 through February 1992, and as Executive Vice President of Iowa State Savings Bank, Clinton, Iowa, from January 1979 through November 1991.

Donald P. Ackerman was Senior Vice President of TRIB from February 1992 until March 1995 when he was appointed Executive Vice President and Commercial Loan Manager. Prior to February 1992, Mr. Ackerman was self-employed, performing independent loan reviews for various financial institutions.

J. Bryant Goodall has served as Vice President of TRIB's trust department for more than the past five years. In February 1996 he was also appointed Senior Trust Officer.

All of the Directors of FSCM and TRIB hold office until the next shareholders' meeting and until their successors are duly elected and qualified or until their earlier death, resignation or removal from office. The executive officers of FSCM and TRIB are elected annually by the respective Boards of Directors and hold office until their successors are appointed and qualified or until their earlier death, resignation, or removal from office.

EXECUTIVE COMPENSATION

The follow Summary Compensation Table sets forth the compensation for fiscal 1996, 1995 and 1994 awarded to or earned by FSCM's Chief Executive Officer and the four highest paid executives of FSCM and TRIB whose salary and bonus earned in fiscal 1996 exceeded $100,000.

                           SUMMARY COMPENSATION TABLE


                                           Annual Compensation   All Other
                                           -------------------   ---------
Director or Executive Officer          Year    Salary   Bonus  Compensation(1)
                                                                          <F28>
-----------------------------          ----    ------   -----  --------------

Douglas M. Kratz(2)<F29>               1996       $--     $--          $21,575
President, Chief Executive Officer,    1995        --      --           22,288
Chief Financial Officer, Secretary and 1994        --      --           21,350
Director of FSCM and Vice Chairman of
the Board of TRIB

Perry B. Hansen                        1996   182,706  66,000           21,575

Director of FSCM and President, Chief  1995   176,526  21,888           22,125

Executive Officer, Secretary and       1994   167,177  72,000           21,238
Director of TRIB

John T. Kustes                         1996    75,507  16,380           21,575
Treasurer and Director of FSCM and     1995    72,766   5,408           21,738
Senior Vice President, Senior          1994    68,931  18,000           21,263
Operating Officer, Assistant Secretary
and Director of TRIB

Richard J. Carlson                     1996   100,227  28,500           10,900
Chief Operating Officer and Senior     1995    85,965   6,180           11,750
Lending Officer of TRIB                1994     9,508      --              338

Donald P. Ackerman                     1996    97,721  14,140           10,900
Executive Vice President and           1995    94,091   4,532           11,750
Commercial Loan Manager of TRIB        1994    89,368  17,120           11,038

(1)<F28>Consists of compensation received from participation in director and committee meetings of FSCM and TRIB.
(2)<F29>Mr. Kratz does not receive a salary or bonus from FSCM or TRIB. See "Certain Transactions."

1996 COMBINED INCENTIVE AND NONSTATUTORY STOCK OPTION PLAN

On July 25, 1996, FSCM's Board of Directors adopted the 1996 Combined Incentive and Nonstatutory Stock Option Plan ("Option Plan"), which was approved by FSCM's shareholders at the Annual Meeting held on August 22, 1996. The following discussion of the principal features and effects of the Option Plan is qualified in its entirety by reference to the text of the Option Plan.

General

Options that qualify as incentive stock options ("Incentive Stock Options") as defined in Section 422 of the Internal Revenue Code of 1986, as amended ("Code"), and options that are not Incentive Stock Options ("Nonstatutory Stock Options") may be granted under the Option Plan. Certain terms of Incentive Stock Options are prescribed by the Code. Incentive Stock Options granted under the Option Plan may be granted only to individuals who are employees of either FSCM or any "parent corporation" or "subsidiary corporation" of FSCM (collectively, "Affiliates"), as such terms are defined in Sections 424(e) and 424(f) of the Code. Nonstatutory Options granted under the Option Plan may be granted to employees or nonemployees of FSCM, including, but not limited to, persons or entities who are independent contractors but not employees of FSCM.

Administration

The Option Plan is administered by FSCM's Board of Directors or a committee of the Board of Directors appointed by the Board ("Committee"). The Option Plan gives broad powers to the Board or the Committee, as the case may be, to administer and interpret the Option Plan.

Shares Subject to Option Plan

The Option Plan provides for the grant of options to acquire up to 20,000 shares of FSCM's Common Stock. As of August 31, 1996, no options had been granted under the Option Plan. The number of shares of Common Stock available under the Option Plan and purchasable pursuant to options issued under the Option Plan will be adjusted to prevent dilution in the event of a stock split, combination of shares, stock dividend or other recapitalization.

Terms of Options

Term and Exercise.  Upon the grant of an option under the Option Plan, and
------------------
subject to the terms of the Option Plan, the FSCM Board of Directors or the Committee determines its terms, including the number of shares of FSCM's Common Stock subject to the option, the exercise price at which the shares may be purchased upon exercise of an option, and the conditions and limitations applicable to the exercise of the option. However, no Incentive Stock Option may be exercisable after the expiration of ten years from the date of grant, and no Incentive Stock Option granted to a person who, at the time of grant, owns more than 10% of the total combined voting power of all classes of stock of FSCM or its Affiliates, may be exercisable after the expiration of five years from the date of grant.

Upon the exercise of any option, payment may be made in cash or its equivalent, or, if and to the extent permitted by the Board of the Committee, by exchanging shares of Common Stock owned by the optionee, or by a combination of the foregoing. The Board or the Committee also may include as a term of an option granted under the Option Plan, at the date of grant, a provision allowing the optionee to apply the difference between the exercise price of the option and the then-current fair market value of a share of Common Stock purchasable upon exercise of the option to the exercise price, thus reducing the number of shares actually purchased upon exercise of the option.

Transferability of Options; Termination of Employment.  All options granted
-----------------------------------------------------
under the Option Plan are not transferable in any manner except by will or the laws of descent and distribution, and during the lifetime of each optionee, the option is exercisable only by that optionee. As a condition to the exercise of an option, the optionee must represent and agree that any and all shares of Common Stock purchased upon exercise will be acquired for investment and not for resale. Upon an optionee's death, such optionee's options will pass by will or the laws of descent and distribution and may be exercised only by such optionee's personal representative, distributees or legatees but only to the extent determined by the Board of Directors or the Committee at the time of grant of the option as shall be indicated in the option agreement evidencing the grant of such option.

Subject to the discretion of the Board of Directors or the Committee to determine otherwise at the time of grant of an Incentive Stock Option, upon termination of an optionee's employment with FSCM or an Affiliate, whether such termination is due to death, voluntary termination, involuntary termination or otherwise, (i) all Incentive Stock Options held by the optionee may thereafter be exercised only to the extent the optionee was entitled to exercise such Incentive Stock Options as of the date of such termination of employment; and
(ii) all Incentive Stock Options held by the optionee shall terminate three months after the effective date of any such termination of employment.

Subject to the discretion of the Board of Directors or the Committee to provide for otherwise at the time of grant of a Nonstatutory Stock Option, upon termination (as determined solely by the Board of Directors or the Committee) of the relationship between an optionee and FSCM or its Affiliates, whether such relationship consisted of such optionee serving as an employee of, a member of the Board of Directors of, or an independent contractor providing services to, FSCM or its Affiliate; (i) all Nonstatutory Stock Options held by the optionee may thereafter be exercised only to the extent the optionee was entitled to exercise such Nonstatutory Stock Options as of the date of such relationship termination; and (ii) all Nonstatutory Stock Options held by the optionee shall terminate three months after the effective date of any such relationship termination.

Limit on Exercise of Incentive Stock Options

The aggregate fair market value, determined as of the time an Incentive Stock Option is granted, of the shares of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by an optionee during any calendar year under the Option Plan, and any other stock option plan of the Company or an Affiliate, may not exceed $100,000.

Exercise Price

The exercise price of an option granted under the Option Plan will not be less than the greater of (i) $100 per share or (ii) the fair market value of the Common Stock at the time the option is granted (as determined by the Board of Directors or the Committee). In addition, Incentive Stock Options granted on the same date must have the same exercise price. With respect to Incentive Stock Options granted to an employee owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or its Affiliates, then the terms of the Incentive Stock Options must specify that the option exercise price will be not less than the greater of (x) $100 per share or
(y) 110% of the fair market value of the Common Stock at the time the option is granted. The Board or the Committee may grant Nonstatutory Stock Options with an exercise price that is less than the fair market value of the Common Stock at the time the option is granted so long as the exercise price is equal to or greater than $100 per share.

Termination and Amendment

The Option Plan will continue in effect for the grant of options until July 25, 2006, unless sooner terminated as described in the Option Plan. However, the expiration of the term of the Option Plan shall not affect options previously granted under the Option Plan which are then outstanding. The Board of Directors may at any time terminate the Option Plan, although any such termination will not affect options already granted, and such options will remain in full force and effect as if the Option Plan had not been terminated. Subject to the exception described in the Option Plan, the Board of Directors or the Committee may amend the Option Plan from time to time in such respects as it may deem advisable, including, without limitation, amending the Option Plan so as to affect options already granted, other than to increase the exercise price of an option and/or to decrease or terminate the options already granted.

The Option Plan defines the term "acceleration event" ("Acceleration Event") to mean (i) any liquidation, dissolution, or sale of all or substantially all of the assets of FSCM, (ii) any merger of FSCM into another corporation where FSCM is not the survivor thereof, (iii) any transaction involving the transfer of FSCM's securities representing greater than 50% of the voting power of all issued and outstanding securities of FSCM or (iv) any other event which, in the opinion of the Board of Directors or the Committee, is likely to lead to a change in control of FSCM, whether or not such change in control actually occurs. Upon the occurrence of an Acceleration Event, the Board of Directors or the Committee may elect to terminate all or part of the options outstanding under the Option Plan as of the effective date of the Acceleration Event if each optionee is given at least 30 calendar days' written notice of such termination and upon receipt by an optionee of the Acceleration Event Notice, and assuming occurrence of the Acceleration Event, all options held by the optionee will have their vesting accelerated and be exercisable in full.

SEVERANCE AGREEMENT

TRIB and Richard J. Carlson ("Officer"), TRIB's Chief Operating Officer and Senior Lending Officer, entered into a Continuity/Severance Agreement dated December 22, 1995 ("Severance Agreement"). The Severance Agreement provides that if a "Change in Control" occurs before December 31, 1998, and if the Officer is terminated by TRIB within 90 days of the public announcement of the Change in Control for any reason other than "Good Cause" (as the terms "Change of Control" and "Good Cause" are defined in the Severance Agreement), the Officer is entitled to a severance payment from TRIB equal to 24 months of salary. The Severance Agreement further provides that if a Change in Control occurs between January 1, 1999 and December 31, 2000, and if the Officer is terminated by TRIB during that period for any reason other than Good Cause, the Officer is entitled to a severance payment equal to the greater of 12 months of salary or the amount determined by subtracting from 24 months the number of months that have elapsed during the period from January 1, 1999 to the date the Officer is terminated. If a Change in Control occurs after December 31, 2000, and if the Officer is terminated by TRIB within two years after the date of the Change in Control for any reason other than Good Cause, the Officer is entitled under the Severance Agreement to a Severance Payment equal to 12 months of salary. The Severance Agreement also provides that upon the occurrence of a Change in Control, if the Officer voluntarily terminates his employment for "Good Reason" (as the term "Good Reason" is defined in the Severance Agreement) after the Change in Control but on or before December 31, 1999, the Officer is entitled to a severance payment equal to 12 months of salary. The Severance Agreement also contains a covenant not to compete on the part of the Officer and a confidentiality clause.

COMPENSATION OF DIRECTORS

Directors receive fees of $350 per FSCM Board of Directors' meeting and $500 per TRIB Board of Directors' meeting, regardless of whether they attend the meeting. Members of TRIB's Loan and Trust Committees receive $50 per hour for attended meetings of these Committees. During the fiscal year ended March 31, 1996, Benjamin D. Farrar, Jr. received cash compensation and bonus of $24,720 and $9,000, respectively, for the performance of administrative responsibilities relating to his position as Chairman of the Board and Patricia J. Farrar received cash compensation of $6,475 for the performance of her duties as a Director of TRIB.

                             PRINCIPAL SHAREHOLDERS

The following table sets forth certain information as of June 30, 1996 regarding the beneficial ownership of FSCM's Common Stock and includes information regarding FSCM's other classes of equity securities by each person who is known by FSCM to beneficially own more than 5% of FSCM's Common Stock, by each of FSCM's Directors, by each person named in the Summary Compensation Table and by all Directors and executive officers as a group.

                              Number of Shares of     Percent of
                              Common                  Outstanding
Name and Address of           Stock Beneficially      Shares of Common
Beneficial Owner              Owned(1)(2)<F31><F32>   Stock(2)<F32>
-------------------           --------------------    ----------------

Douglas M. Kratz
224 - 18th Street, Suite 202
Rock Island, IL 61201-8719           67,319(3)<F33>         32.3%(3)<F33>

Perry B. Hansen
224 - 18th Street, Suite 202
Rock Island, IL 61201-8719           66,963(4)<F34>         32.1%(4)<F34>

Benjamin D. Farrar, Jr.
224 - 18th Street, Suite 202
Rock Island, IL 61201-8719           21,711(5)<F35>         10.9%(5)<F35>

Marshall & Ilsley Corporation
770 North Water Street
Milwaukee, WI 53202                   20,211                  11.4%

Ira J. and Donna L. Weindruch
151 - 35th Avenue
Rock Island, IL 61201-6133           20,000(6)<F36>         10.2%(6)<F36>

Miriam Friedman
1337 - 21st Avenue
Rock Island, IL 61201-4412             9,792                  5.5%

John T. Kustes
224 - 18th Street, Suite 202
Rock Island, IL 61201-8719           1,564(7)<F37>              *<F30>

Richard J. Carlson
224 - 18th Street, Suite 202
Rock Island, IL 61201-8719                 0                    0

Donald P. Ackerman
224 - 18th Street, Suite 202
Rock Island, IL 61201-8719                 0                    0

All executive officers and
directors
    as a group (9 persons)          159,000(8)<F38>         60.8%(2)<F32>

*<F30>Less than one percent (1%).

(1)<F31>Unless otherwise indicated, each person or group has sole voting and investment power with respect to all outstanding shares.

(2)<F32>The amount of shares beneficially owned and the percentage calculation for each individual includes all shares of Common Stock that each such individual may obtain upon the conversion of MCDs issued by FSCM or other classes of FSCM's Preferred Stock presently outstanding. The percentage calculation for each individual is based upon 176,611 shares of Common Stock outstanding at June 30, 1996, plus all shares of Common Stock that each such individual may obtain upon the conversion of MCDs or other classes of Preferred Stock presently outstanding.

(3)<F33>Includes 10,000 shares of Common Stock into which $250,000 in principal amount of MCDs owned by Mr. Kratz are convertible; 10,000 shares of Common Stock which may be acquired upon conversion of $250,000 in principal amount of MCDs now owned by Mr. and Mrs. Weindruch as shown in this Table but which are purchasable by Mr. Kratz upon exercise of an option owned by him; 3,700 shares of Common Stock into which 333 shares of Class B Preferred Stock owned by Mr. Kratz are convertible; and 8,000 shares of Common Stock into which 800 shares of Class C Preferred Stock owned by Mr. Kratz are convertible. The acquisition of certain amounts of Common Stock upon conversion of the Class B or Class C Preferred Stock or the MCDs would require prior approval by the Federal Reserve Board if such acquisition constituted a change in control under the Holding Company Act.

(4)<F34>Includes 10,000 shares of Common Stock into which $250,000 in principal amount of MCDs owned by Mr. Hansen are convertible; 10,000 shares of Common Stock which may be acquired upon conversion of MCDs in the principal amount of $250,000 now owned by Mr. Ira J. Weindruch and Mrs. Donna Weindruch (Mr. Weindruch's spouse) as shown in this Table but which are purchasable by Mr. Hansen upon exercise of an option owned by him; 3,700 shares of Common Stock into which 333 shares of Class B Preferred Stock owned by Mr. Hansen are convertible; 8,000 shares of Common Stock into which 800 shares of Class C Preferred Stock owned by Mr. Hansen are convertible; 3,663 shares held under TRIB's 401(k) plan on behalf of Mr. Hansen; and 499 shares held by Smith Barney on behalf of Mr. Hansen as part of his individual retirement plan. The acquisition of certain amounts of Common Stock upon conversion of the Class B or Class C Preferred Stock or the MCDs would require prior approval by the Federal Reserve Board if such acquisition constituted a change in control under the Holding Company Act.

(5)<F35>Includes 10,000 shares of Common Stock into which $250,000 in principal amount of MCDs owned by Mr. Farrar are convertible; 3,711 shares of Common Stock into which 334 shares of Class B Preferred Stock owned by Mr. Farrar are convertible; and 8,000 shares of Common Stock into which 800 shares of Class C Preferred Stock owned by Mr. Farrar are convertible. In addition, Mr. Farrar's family members own 12,284 shares of Common Stock, the beneficial ownership of which is disclaimed by Mr. Farrar.

(6)<F36>Consists of 20,000 shares of Common Stock which may be acquired upon conversion of $500,000 in principal amount of MCDs owned by Mr. and Mrs. Weindruch but which are purchasable under options granted by them to Messrs. Hansen and Kratz, as described in Footnotes 3 and 4 above. Such 20,000 shares are shown in the Table as also being owned by Mr. Hansen (10,000 shares) and Mr. Kratz (10,000 shares).

(7)<F37>Includes 1,414 shares of Common Stock held under TRIB's 401(k) plan on behalf of Mr. Kustes.

(8)<F38>Consists of the shares of Common Stock described in the above table and in Footnotes 3, 4, 5, and 7 (including shares that may be acquired upon the conversion of MCDs or Preferred Stock) and an additional 1,443 shares held under TRIB's 401(k) plan on behalf of Mrs. Jean M. Hanson.

                              CERTAIN TRANSACTIONS

Richey Corporation ("Richey") provides to FSCM and TRIB various services, including services related to strategic planning, regulatory matters, accounting, auditing, income taxes, and loan administration, pursuant to a Services Agreement by and between Richey and FSCM dated March 23, 1995, which replaced a Services Agreement between Richey and FSCM dated April 20, 1989. Mr. Douglas M. Kratz, the President, Chief Executive Officer, Secretary, and a Director of FSCM and Vice Chairman of the Board of TRIB, is the Secretary and Treasurer of Richey. During the fiscal years ended March 31, 1996, 1995 and 1994, Richey received under these Agreements, respectively, $179,889 plus a bonus of $63,750; $170,947 plus a bonus of $20,000; and $170,329 plus a bonus of $72,000.

Messrs. Douglas M. Kratz, Perry B. Hansen, and Benjamin D. Farrar, Jr. together own MCDs in the total aggregate principal amount of $750,000. Pursuant to a Subordination Agreement by and among Messrs. Kratz, Hansen and Farrar, they have agreed to subordinate the payment of such MCDs to the payment of the Notes.

FSCM and TRIB obtain a portion of their insurance through Ben Farrar & Company, Inc. This agency is owned by Messrs. Benjamin D. Farrar, III and Thomas A. Farrar, sons of Benjamin D. Farrar, Jr., the Chairman of the Board of FSCM and TRIB. During the years ended March 31, 1996 and 1995, FSCM and TRIB paid to Ben Farrar & Company, Inc. insurance premiums of $79,804 and $62,741, respectively.

TRIB has had, and expects to have in the future, banking transactions in the ordinary course of business with executive officers and Directors of FSCM and TRIB or with an affiliate of such person. Such transactions have been and will be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not and will not involve more than normal risk of collectibility. See Note 4 of Notes to Consolidated Financial Statements as of zand for the Fiscal Years Ended March 31, 1996, 1995 and 1994.

All of the foregoing transactions and all future and ongoing transactions between FSCM and TRIB and their affiliates, including Richey, have been and will be on terms no more favorable than could be obtained from unaffiliated parties and will be approved by a majority of the Directors of FSCM not interested in the transaction.

                              DESCRIPTION OF NOTES


The Notes being offered hereby are $10,000,000 principal amount 8.00% Notes Due 2008 dated as of November 1, 1996 and maturing November 1, 2008. The Notes are to be issued under an Indenture dated as of November 1, 1996 ("Indenture") by and between FSCM and M&I First National Bank, West Bend, Wisconsin, as Trustee thereunder ("Trustee").

The ability of FSCM to meet its debt service obligations with respect to the Notes is dependent upon the ability of TRIB to pay dividends on its capital stock to FSCM. See "Risk Factors -- Restrictions on Payment of Dividends by TRIB to FSCM." No assurances can be given that TRIB will be able, or be permitted by the OCC, to make dividend payments to FSCM in an amount which, when combined with any other income of FSCM, would be sufficient to allow FSCM to meet its debt service requirements with respect to the Notes.

The ability of FSCM to redeem the Notes and to retire the Notes upon their maturity is also dependent upon the anticipated increases in cash flow to FSCM through the receipt of dividends from TRIB during the term of the Notes. See "Risk Factors -- Substantial Final Payment for Notes." If FSCM does not have sufficient funds to retire the Notes upon their maturity, FSCM will be required to seek additional funds through the issuance of debt or equity securities or by borrowing funds from other outside sources. No assurances can be made that acceptable public or private market conditions will exist at such time for the sale of debt or equity securities of FSCM.

The Notes are unsecured obligations of FSCM and are not subordinated in right of payment to any other unsecured indebtedness of FSCM. The Notes will rank on a parity with all unsecured and unsubordinated indebtedness of FSCM, including presently outstanding MCDs in the principal amount of $500,000. The Notes are senior in right of payment to MCDs in the total aggregate principal amount of $750,000 owned by Messrs. Douglas M. Kratz, Perry B. Hansen and Benjamin D. Farrar, Jr. No debt senior in right of payment to the Notes may be issued without the consent of Noteholders, although FSCM has issued and may issue debt which is secured by capital stock of TRIB or any other subsidiary. In the event of a default on any such borrowings, the lender would have the right to dispose of TRIB's or such subsidiary's stock and apply the proceeds of sale to indebtedness owing to it prior to any payment from such proceeds on the Notes.

The statements under this heading are subject to and qualified in their entirety by reference to the detailed provisions of the Indenture, a copy of which has been filed with the Commission as an exhibit to the Registration Statement relating to this offering. In the opinion of FSCM's management, all material terms of the Notes and the Indenture are described herein. References in parentheses are to the Indenture, and wherever particular provisions of the Indenture are referred to, such provisions are incorporated by reference as a part of the statements made, and the statements made herein are qualified in their entirety by such reference to the Indenture.

GENERAL


The Notes will be limited to $10,000,000 aggregate principal amount, dated as of November 1, 1996, and will represent an unsecured obligation of FSCM. The Notes will bear interest at the rate of 8.00% per annum from November 1, 1996, initially payable May 1, 1997 and semi-annually thereafter on May 1 and November 1 of each year until the Notes mature on November 1, 2008. The principal balance and a final interest installment will be paid on the maturity (or redemption) date of each Note and will include interest accrued thereon from the last preceding semi-annual interest payment date. (Section 3.01.) The Notes will be issued only in fully registered form, without coupon, in denominations of $1,000 and any integral multiple thereof. (Section 3.02.) The Notes will be transferable only on the Note Register at the principal office of the Trustee in West Bend, Wisconsin, upon surrender for such purpose. The Notes will be exchangeable for other Notes of any authorized denominations of a like aggregate principal amount. With certain exceptions, FSCM may require payment of a fee to cover any charges and expenses of the Trustee and any tax or governmental charge that may be imposed in connection with the transfer or exchange of the Notes. (Section 3.05.)

PAYMENT OF PRINCIPAL AND INTEREST

Principal is to be payable and the Notes may be transferred or exchanged at the principal office of the Trustee. (Section 3.01.)

Interest will be payable semi-annually on each May 1 and November 1 at the principal office of the Trustee to the holders of record at the close of business on the preceding April 15 and October 15, respectively, subject to certain exceptions. Interest will be paid to holders of Notes by check mailed to the registered holder's address appearing on the Trustee's Note Register. (Section 3.01.) Funds on deposit with the Trustee for the purpose of paying principal and/or interest and unclaimed for three years after the principal and/or interest has become due and payable will be paid over to FSCM upon written demand, whereupon holders of Notes may look only to FSCM for payment thereof. (Section 10.03.)

OPTIONAL REDEMPTION

The Notes are subject to redemption at the option of FSCM, in whole or in part, in advance of their maturity at any time or from time to time upon not less than 30 days' notice by mail to the Trustee and not less than 15 days' notice by mail to the holders of the Notes. The redemption price is equal to the principal amount of the Notes, plus interest accrued to the date fixed for redemption and a prepayment premium of 3% of the principal amount redeemed on or before November 1, 1998. No prepayment premium will be paid on Notes redeemed by FSCM after November 1, 1998. (Section 10.01.)

If less than all of the total outstanding Notes are to be redeemed, the particular Notes to be redeemed will be selected by the Trustee in such a manner as the Trustee shall deem fair and appropriate. The Trustee may provide for the selection for redemption of a portion (in multiples of $1,000) of the principal amount of any Notes of a denomination larger than $1,000. (Section 11.07.)

MANDATORY REDEMPTION FUND


FSCM will pay over and deposit with the Trustee prior to November 1 in each of the years 2000 through 2007, inclusive, an amount in cash sufficient to redeem $750,000 aggregate principal amount of Notes on each of such dates, at the principal amount thereof, plus accrued interest to the date of redemption.



On November 1, 2008, the balance of $4,000,000 principal amount of the Notes, if not theretofore redeemed or repurchased by FSCM and canceled, will become due and payable.

The Trustee shall select the particular Notes to be redeemed through the operation of the mandatory redemption fund in such a manner as the Trustee shall deem fair and appropriate. The Trustee may provide for the selection for redemption of a portion (in multiples of $1,000) of the principal amount of any Notes of a denomination larger than $1,000.

In lieu of making all or any part of any payment in cash pursuant to the mandatory redemption fund, FSCM may at its option credit against any mandatory redemption payment to the Trustee Notes concurrently repurchased by FSCM or previously redeemed at the option of FSCM or deliver Notes theretofore repurchased by FSCM. (Section 11.03.)

RESTRICTIONS ON DIVIDENDS ON, AND REDEMPTIONS OF, STOCK

The Indenture allows FSCM to pay cash dividends on shares of all classes of its Preferred Stock but restricts cash dividends on its Common Stock in an amount in any fiscal year not in excess of 30% of the Consolidated Net Income of FSCM for the preceding fiscal year. The Indenture further prohibits the purchase, redemption or other acquisition or retirement by FSCM or by any of its Subsidiaries, or other distribution with respect to, any shares of FSCM's capital stock, except that FSCM may purchase or redeem shares of its Common or Preferred Stock up to a maximum purchase or redemption price equal to $6,000,000 plus (i) 65% of the net increase in consolidated retained earnings of FSCM from June 30, 1996 through the end of the calendar month preceding any such purchase or redemption, plus (ii) the net proceeds from the issuance of any capital stock by FSCM after June 30, 1996, and minus (iii) the total amount previously expended for all purchases or redemptions of shares pursuant to the Indenture. (Section 10.11.)


"Consolidated Net Income" for any period (which may be greater or less than one year) is defined in the Indenture to mean the amount of consolidated net income (or deficit) of FSCM and its Subsidiaries and that of its Leasing Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles; provided, however, that there will not be included in consolidated net income (i) any net income (or net loss) of a Subsidiary or Leasing Subsidiary for any period during which it was not a Subsidiary or Leasing Subsidiary; or (ii) any net income
(or net loss) of any business, property or assets acquired (by way of merger, consolidation, purchase or otherwise) by FSCM, any Subsidiary or any Leasing Subsidiary for any period prior to the acquisition thereof. (Section 1.01.)


The Indenture defines "Subsidiary" as any corporation a majority of the voting shares of which are owned by FSCM or by other Subsidiaries or by FSCM and other Subsidiaries. The Indenture defines "Leasing Subsidiary" as a corporation, partnership, limited liability company or other entity of which FSCM owns or has control over, directly or indirectly, of at least a majority of the voting rights and which corporation, partnership, limited liability company or other entity is involved solely in the leasing business. FSCM is considering the formation or acquisition of a Leasing Subsidiary. It is likely that the Leasing Subsidiary would be highly leveraged. The Leasing Subsidiary would be operated as a separate entity and, in addition, neither FSCM, TRIB, nor any other FSCM subsidiary or entity related to FSCM would guarantee or otherwise be contractually liable for debts or obligations of the Leasing Subsidiary. However, in the event of any bankruptcy proceeding in which the Leasing Subsidiary was a debtor, there can be no assurance that a court would not enter an order consolidating the assets and liabilities of the Leasing Subsidiary with those of FSCM, in which case FSCM's assets would be available to satisfy the debts and obligations of the Leasing Subsidiary.


"Consolidated Tangible Net Worth" means the excess, after making appropriate deductions for any minority interest in net worth of Subsidiaries and Leasing Subsidiaries, of (i) the tangible assets of FSCM, its Subsidiaries and Leasing Subsidiaries (excluding intercompany items) which, in accordance with generally accepted accounting principles, are tangible assets, excluding the unrealized gain or loss with respect to available-for-sale securities, after deducting adequate reserves in each case where, in accordance with generally accepted accounting principles, a reserve is proper, over (ii) all Debt of FSCM, its Subsidiaries and Leasing Subsidiaries (excluding intercompany items); provided, however, that (x) in no event shall there be included as tangible assets goodwill, core deposit intangibles, prepaid expenses (except for prepaid insurance), deferred charges (except for deferred taxes) or treasury stock or any securities or Debt of FSCM, a Subsidiary or Leasing Subsidiary; (y) mortgage servicing rights which are capitalized in accordance with SFAS No. 122 (regardless of whether such rights are treated as intangible assets for regulatory or other purposes) and the unamortized portion of the costs incurred in connection with the offering of the Notes pursuant hereto are included as tangible assets; and (z) all assets and Debt of a Leasing Subsidiary whose Indebtedness is excluded from the definition of "Consolidated Indebtedness" shall be excluded in such computation, but the investment (debt and equity) of FSCM from time to time in any such Leasing Subsidiary shall be included as a tangible asset.

"Debt" of any corporation at any time shall include all obligations which in accordance with generally accepted accounting principles would be included in determining total liabilities as shown in the liabilities side of a balance sheet of such corporation at such date.

RESTRICTION ON LIENS

Under the Indenture, FSCM and its Subsidiaries may not permit any liens to exist or be created upon its property or the property of its Subsidiaries except (i) liens on the stock of TRIB or any other Subsidiary to secure Indebtedness permitted under the Indenture; (ii) liens securing Indebtedness in existence on September 30, 1996; (iii) purchase money liens and liens on property existing at the time such property is acquired, provided that the obligations secured thereby shall not exceed the fair market value of such property on the date of acquisition; (iv) prior liens of other creditors on property comprising collateral security for defaulted Indebtedness which is repossessed by FSCM or its Subsidiaries; (v) liens securing obligations or transactions for federal funds, inter-bank credit facilities, bank deposits, repurchase agreements, advances from the Federal Home Loan Bank ("FHLB"), or other obligations to customers or depositors; (vi) liens securing obligations for taxes and assessments or providing security required by law or governmental regulation as a condition to the transaction of any business or the exercise of any privilege, license or right, or the extension, renewal or refunding of the same; (vii) liens securing workers' compensation, unemployment insurance, old age pensions or other social security program or to allow FSCM or any Subsidiary to maintain self-insurance or securing judgments against FSCM or any Subsidiary pending appeal, and any extension, renewal or refunding of any such liens; and (viii) liens securing Indebtedness of any Subsidiary of FSCM or TRIB acquired after the date of the Indenture which was in existence at the date of acquisition and which was outstanding for at least twelve months prior to the date of acquisition. (Section 10.12.)

"Indebtedness" of any person is defined in the Indenture to mean all obligations for borrowed money; all obligations to pay the deferred purchase price of property or services (with certain exceptions); lease obligations required to be capitalized under generally accepted accounting principles; all Indebtedness of another secured by a lien on any asset of such person; and any guarantee of any item that would be included within this definition. The Indenture excludes from the definition of Indebtedness (i) the principal amount of FSCM's MCDs, but only to the extent and so long as the payment of the principal amount thereof is subordinate to the prior payment of the Notes (currently $750,000 of such MCDs are so subordinated), and (ii) bank deposits, short-term obligations to repurchase securities sold under agreements to repurchase federal funds purchased, demand notes issued by the United States Treasury, advances from the FHLB, and similar short-term banking obligations. (Section 1.01.)

LIMITATION ON CERTAIN ACQUISITIONS AND MERGERS

The Indenture imposes limitations on acquisitions by, and mergers into, FSCM and its Subsidiaries where, after any such acquisition or merger, FSCM would not be in full compliance with the provisions of the Indenture or the Consolidated Tangible Net Worth of FSCM would be decreased in an amount greater than the sum of the following: $6,000,000 plus (i) 65% of the net increase in consolidated retained earnings of FSCM from June 30, 1996 through the end of the calendar month preceding any such acquisition, merger or consolidation, plus (ii) the net proceeds from the issuance of any capital stock by FSCM after June 30, 1996, and minus (iii) the sum expended for all purchases or redemptions of capital stock permitted pursuant to the Indenture. (Section 10.13.)

LIMITATIONS ON CERTAIN MERGERS AND TRANSFERS OF ASSETS

FSCM may not merge or consolidate with or into another entity or transfer substantially all of its assets unless, after any such merger, consolidation or transfer, no defaults exist under the Indenture and the acquiring entity after the merger, consolidation or transfer has a Consolidated Tangible Net Worth of at least $150,000,000. The requirement of the acquiring entity to have a Consolidated Tangible Net Worth of at least $150,000,000 does not apply if the shareholders of FSCM own at least a majority of the voting shares of the acquiring entity after the merger, consolidation or transfer. TRIB may not merge or consolidate with or into any other corporation where such action would result in a failure to comply with the terms of the Indenture and TRIB may not otherwise dispose of substantially all of its assets. (Section 8.01.)

LIMITATION ON INDEBTEDNESS

FSCM may not and may not permit any Subsidiary, or any Leasing Subsidiary whose Indebtedness is included in the computation of "Consolidated Indebtedness," to issue, assume or incur any Indebtedness unless immediately after incurring any Indebtedness the ratio of Consolidated Indebtedness to Consolidated Tangible Net Worth shall not be more than 60%. For the definition of "Indebtedness," see "Description of Notes -- Restrictions on Liens."


"Consolidated Indebtedness" means the total indebtedness of any corporation, its Subsidiaries and its Leasing Subsidiaries determined on a consolidated basis in accordance with generally accepted accounting principles, except that there is excluded therefrom any Indebtedness of a Leasing Subsidiary where such Indebtedness is not guaranteed by or supported in any manner by FSCM, any other Subsidiary of FSCM or by any other entity in which FSCM, directly or indirectly, owns or controls a majority of the voting interest, or by any assets thereof; provided, however, that such Leasing Subsidiary has a positive net worth at all times that such Indebtedness is outstanding. The computation of positive net worth of such Leasing Subsidiary will include as equity the principal amount of any Indebtedness due and owing to FSCM which is fully subordinated to all other Indebtedness of such Leasing Subsidiary.

MAINTENANCE OF CONSOLIDATED TANGIBLE NET WORTH

The Indenture requires that FSCM at all times will maintain its Consolidated Tangible Net Worth at not less than $19,000,000 and will cause TRIB to maintain its Consolidated Tangible Net Worth at not less than $23,000,000. (Section 10.14.)

OWNERSHIP OF TRIB

The Indenture requires that FSCM will at all times own at least 80% of the voting shares and capital stock of TRIB or such percentage as will permit the consolidation of income and expenses of TRIB and FSCM for federal income tax purposes. (Section 10.16.)

LIMITATION OF CAPITAL EXPENDITURES

Pursuant to the Indenture, FSCM and its Subsidiaries are not permitted to expend sums for acquisitions of real property, buildings, leasehold improvements, machinery or equipment, such that the consolidated book value of FSCM's premises, furniture and equipment (representing the net sum of land plus furniture and equipment plus buildings and improvements less accumulated depreciation) exceeds 3% of the total assets on FSCM's consolidated balance sheet as of the end of the quarter immediately preceding the expenditure for the acquisition of the real property, buildings, leasehold improvements, machinery or equipment. (Section 10.18.)

LIMITATION ON PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

The Indenture prohibits FSCM and its Subsidiaries from allowing any restrictions on the ability of the Subsidiaries to (i) pay dividends or pay any Indebtedness to FSCM or its Subsidiaries; (ii) make loans to FSCM or its Subsidiaries; (iii) transfer any assets to FSCM; or (iv) guarantee any Indebtedness of FSCM, except as may be required by law, regulation or order of, or agreement with, any regulatory authority, or except for restrictions mandated by debt covenants of any entity acquired by FSCM or any of its Subsidiaries. (Section 10.19.)

LIMITATION ON INVESTMENT


The Indenture provides that the investment of (debt and equity) FSCM, any Subsidiary and any other entity in which FSCM, directly or indirectly, owns or controls at least a majority of the voting interest in a Leasing Subsidiary or Subsidiaries shall not exceed (i) twenty-five percent (25%) of the consolidated stockholders' equity of the Company, as determined from time to time in accordance with generally accepted accounting principles, excluding, however, the unrealized gain or loss with respect to available-for-sale securities; plus
(ii) the principal amount outstanding of FSCM's MCDs. (Section 10.20.)

OTHER COVENANTS

The Indenture provides that FSCM will maintain or cause to be maintained all properties used or useful in the course of its business or the business of TRIB in good condition, repair and working order. (Section 10.07.) FSCM will also maintain its corporate existence, rights and franchises, as well as those of TRIB. (Section 10.05.) FSCM will keep or cause to be kept all of its and its Subsidiaries' properties insured against loss by fire to the extent of at least 80% of the properties' full insurable value and against other risks typically insured against by bank holding companies, including public liability insurance. (Section 10.09.)

MODIFICATION OF INDENTURE AND WAIVER OF CERTAIN COVENANTS

With the consent of holders of at least a majority in principal amount of the outstanding Notes, the Trustee and FSCM may execute a supplemental indenture to add provisions to change in any manner or eliminate any provisions of the Indenture or modify in any manner the rights of the Noteholders; provided, that without the consent of the holder of each outstanding Note so affected, no such supplemental indenture may, among other things (i) change the maturity of or any payment of interest on any Note, or reduce the principal amount thereof or the rate of interest or premium thereon or the manner of computing such interest; or
(ii) reduce the aforesaid percentage of Noteholders whose consent is required for the authorization of any such supplemental indenture. (Section 9.02.)

Without the consent of the Noteholders, FSCM and the Trustee may execute supplemental indentures to add to the covenants of FSCM for the benefit of holders of Notes, to cure any ambiguity or correct inconsistencies in the Indenture, or to make other provisions which do not adversely affect holders of Notes or to insure compliance with the Trust Indenture Act of 1939.

DEFAULTS AND CERTAIN RIGHTS ON DEFAULT

An Event of Default is defined in the Indenture as including (i) default for 30 days in payment of any interest on the Notes; (ii) default in payment of principal of the Notes; (iii) default by FSCM or TRIB under any other obligation for borrowed money and the expiration of any grace period to cure any such default; (iv) default for 60 days, after notice thereof, in the performance of any other covenant in the Indenture; or (v) certain events of bankruptcy, insolvency, receivership or reorganization. (Section 5.01.)

In case an Event of Default should occur and be continuing, the Trustee or the holders of at least 25% in principal amount of the Notes then outstanding may declare the principal of all Notes to be due and payable. Such declaration may, under certain circumstances, be rescinded by the holders of a majority in principal amount of the Notes at the time outstanding. (Section 5.02.)

Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Noteholders unless such Noteholders have offered to the Trustee reasonable security or indemnity. (Section 5.07.) Subject to the provisions for indemnification and certain limitations contained in the Indenture, the holders of a majority in principal amount of the Notes at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 5.13.) Such holders may, in certain cases, waive any default except a default in payment of principal of or interest on the Notes. (Section 5.14.)

REPORTS TO TRUSTEE

FSCM is required to file with the Trustee annually a written statement as to the fulfillment of its obligations under the Indenture. (Section 10.04.)

TRUSTEE

The Trustee under the Indenture is M & I First National Bank, a national banking association with trust powers, with its principal office located at West Bend, Wisconsin. The Indenture provides for the appointment of successor trustee(s) upon the occurrence of certain events. (Article Six.)

                          DESCRIPTION OF COMMON STOCK
                              AND PREFERRED STOCK

GENERAL

The authorized capital stock of FSCM consists of 600,000 shares of Common Stock, $.50 par value ("Common Stock"), and 100,000 shares of Preferred Stock, without par value ("Preferred Stock"). The authorized and issued shares of Preferred Stock are divided into 50,000 shares of Class A Preferred Stock ("Class A Preferred Stock"), 1,000 shares of Class B Preferred Stock ("Class B Preferred Stock"), and 2,400 shares of Class C Preferred Stock ("Class C Preferred Stock"). As of the date of the Prospectus, there were issued and outstanding 176,611 shares of Common Stock.

The following summary of the terms of FSCM's capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable provisions of the Delaware Business Corporation Law and FSCM's Certificate of Incorporation, as amended.

COMMON STOCK

Holders of Common Stock are entitled to receive dividends out of funds legally available therefor as and if declared by the Board of Directors, provided that, so long as any shares of Preferred Stock are outstanding, no dividends (other than dividends payable in Common Stock) or other distributions (including redemptions and purchases) may be made with respect to the Common Stock unless full cumulative dividends on the shares of Preferred Stock have been paid. Under FSCM's current bank loan agreement and under the Indenture for the Notes, dividends on Common Stock in any fiscal year are limited to an amount not in excess of 30% of FSCM's Consolidated Net Income for the preceding fiscal year.

Holders of shares of Common Stock are entitled to one vote for each share for the election of directors and on all other matters. The issued and outstanding shares of Common Stock are fully paid and nonassessable. The holders of Common Stock are not entitled to preemptive rights or conversion or redemption rights. The Common Stock does not have cumulative voting rights in the election of directors. In the event of the voluntary dissolution, liquidation or winding up of FSCM, holders of Common Stock will be entitled to receive, pro rata, after satisfaction in full of the prior rights of creditors (including holders of FSCM's indebtedness) and holders of Preferred Stock, all the remaining assets of FSCM available for distribution.

There is no public trading market for the shares of Common Stock. In addition to the 176,611 shares of Common Stock outstanding at June 30, 1996, there were, as of such date, 50,000 shares of Common Stock that could be acquired upon the exercise of conversion rights in connection with outstanding MCDs in the principal amount of $1,250,000; 70,108 shares of Common Stock that could be acquired upon conversion of Class A Preferred Stock; 11,111 shares of Common Stock that could be acquired upon the conversion of Class B Preferred Stock; and 24,000 shares of Common Stock that could be acquired upon the conversion of Class C Preferred Stock. Under FSCM's Option Plan, as of August 31, 1996, no options had been granted. There are no outstanding warrants to purchase Common Stock.

As of June 30, 1996, there were approximately 170 holders of shares of Common Stock.

PREFERRED STOCK

There are issued and outstanding shares of Class A Preferred Stock, Class B Preferred Stock, and Class C Preferred Stock.

Class A Preferred Stock is nonvoting except if the payment of dividends falls in arrears in an aggregate amount at least equal to the full accrued dividends for six quarterly dividend periods, in which case holders of Class A Preferred Stock will have the right to elect two representatives to the Board of Directors of FSCM and shall continue to have such right until all dividends in arrears have been paid or declared and set apart for payment. Class A Preferred Stock is entitled to dividends on a cumulative basis at a rate of 9.25% per annum payable on the first day of March, June, September and December of each year. Class A Preferred Stock has priority over all other classes of capital stock, both Common Stock and Preferred Stock, with regard to the payment of dividends and liquidation rights. FSCM may redeem any or all of the shares of Class A Common Stock, upon 30 days' prior notice, for the stated value of $100 per share plus any accrued and unpaid dividends at the redemption date. If the shares of Class A Common Stock are still outstanding at December 1, 2002, holders thereof have the option to convert the stock into FSCM's Common Stock according to a defined formula. At June 30, 1996, and according to such formula, all shares of Class A Preferred Stock could be converted into 70,108 shares of FSCM's Common Stock.
As of June 30, 1996, there were 530 holders of record of shares of Class A Preferred Stock.

Class B Preferred Stock is nonvoting and is entitled to dividends on a noncumulative basis at a rate of 1% in excess of the reference rate of Manufacturers Hanover Bank of New York on its stated valued of $500 per share. Class B Preferred Stock is subordinate to Class A Preferred Stock and Class D Preferred Stock (of which no shares are outstanding) with respect to dividends and liquidation rights but has priority over all other classes of capital stock, both Common and Preferred Stock. Subject to the prior redemption rights of Class A Preferred Stock and Class D Preferred Stock, FSCM may redeem all or any part of Class B Preferred Stock at any time at a price equal to its stated value ($500 per share) plus accrued and unpaid dividends. Class B Preferred Stock is convertible, at the option of the holders thereof, into Common Stock at a conversion price of $45 per share. As of June 30, 1996, there were three holders of shares of Class B Preferred Stock.


Class C Preferred Stock is nonvoting and is entitled to dividends on a cumulative basis at the rate of 8.5% per annum of its stated value ($425 per share). Class C Preferred Stock is subordinate to all classes of Preferred Stock with respect to dividend and liquidation rights but has priority over shares of Common Stock. Shares of Class C Preferred Stock are not redeemable by FSCM, and each share is convertible into 10 shares of Common Stock at the holders's option. As of June 30, 1996, there were three holders of shares of Class C Preferred Stock.

In addition, FSCM has designated but has not issued 250 shares of Class D Preferred Stock for the potential conversion of the MCDs. No agreement has ever been entered into authorizing conversion of the MCDs into shares of Class D Preferred Stock.

                                  UNDERWRITING

FSCM has agreed to sell the Notes to the Underwriter, and the Underwriter, B.C. Ziegler and Company, Inc., has agreed to purchase the Notes, subject to the terms and conditions of an Underwriting Agreement. The Underwriter is a wholly-owned subsidiary of The Ziegler Company, Inc. Under the Underwriting Agreement, the Underwriter is committed to take and to pay for all of the Notes, if any are taken.

The Underwriter proposes to offer the Notes in part directly to retail purchasers at the initial public offering price stated on the cover page of this Prospectus, and in part to certain securities dealers at such prices less a maximum concession of $20.00 per Note. The Underwriter is entitled to receive a commission of 3.75% of the principal amount of all Notes sold. The Underwriter will also charge purchasers of the Notes a service fee of $5.00 per order to cover its clerical and mailing expenses in processing such orders. The payment of the fee will not reduce the net proceeds to be received by FSCM from the sale of the Notes. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriter.

The Underwriting Agreement contains reciprocal agreements of indemnity between FSCM and the Underwriter as to certain liabilities, including liabilities under the Securities Act of 1933, as amended, in connection with the offering and sale of the Notes.

                                  LEGAL MATTERS

The validity of the Notes of FSCM being offered hereby is being passed upon for FSCM by Winthrop & Weinstine, P.A., 3000 Dain Bosworth Plaza, 60 South Sixth Street, Minneapolis, Minnesota 55402, counsel for FSCM in connection with this offering, and for the Underwriter by Foley & Lardner, Firstar Center, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

                                    EXPERTS

The consolidated financial statements of FSCM as of March 31, 1996 and 1995, and for each of the two years in the period ended March 31, 1996, included herein have been included herein in reliance upon the report of McGladrey & Pullen, LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated statements of income, stockholders' equity and cash flows of FSCM and subsidiaries for the year ended March 31, 1994 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

           INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                             Page

Consolidated Balance Sheets at June 30, 1996
 and March 31, 1996 (unaudited)..............................----

Consolidated Statements of Income for the Three
 Months Ended June 30, 1996 and 1995 (unaudited).............----

Consolidated Statements of Stockholders' Equity
 for the Three Months Ended June30, 1996
 and 1995 (unaudited)........................................----

Consolidated Statements of Cash Flows for the Three
 Months Ended June 30, 1996 and 1995 (unaudited).............----

Notes to Consolidated Financial Statements (unaudited).......----

Independent Auditor's Report ................................----

Independent Auditors' Report.................................----

Consolidated Balance Sheets at March 31, 1996 and 1995.......----

Consolidated Statements of Income for the Years Ended
 March 31, 1996, 1995 and 1994...............................----

Consolidated Statements of Stockholders' Equity for
 the Years Ended March 31, 1996, 1995 and 1994...............----

Consolidated Statements of Cash Flows for the Years
 Ended March 31, 1996, 1995 and 1994.........................----

Notes to Consolidated Financial Statements...................----

                 FINANCIAL SERVICES CORPORATION OF THE MIDWEST

CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands, Except Per Share Amounts)
                                                                                                 (Unaudited)
                                                                                           ------------------------
                                                                                            June 30,      March 31,
                                                                                                1996           1996
                                                                                           ---------      ---------
ASSETS
Cash and due from banks                                                                      $13,479        $14,423
Interest-bearing deposits with other financial institutions                                    4,890          4,861
Investment securities:
 Held-to-maturity (approximate market value June 30, 1996-$34,176 and
    March 31, 1996-$29,072)                                                                   34,468         29,115
 Available-for-sale (amortized cost June 30, 1996-$67,662 and March 31, 1996-$61,948)         66,115         61,308
Federal funds sold                                                                             3,700         11,900

Loan and direct financing leases                                                             256,877        255,965
 Less:  Allowance for possible loan and lease losses                                         (4,830)        (4,463)
                                                                                           ---------      ---------
     Total loans and leases, net                                                             252,047        251,502

Premises, furniture and equipment, net                                                         5,801          5,953
Accrued interest receivable                                                                    3,260          2,653
Other real estate, net                                                                           151            457
Other assets                                                                                   5,261          4,795
                                                                                           ---------      ---------

     Total                                                                                  $389,172       $386,967
                                                                                           ---------      ---------
                                                                                           ---------      ---------

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits:
 Non-interest-bearing demand                                                                 $33,001        $36,286
 Interest bearing:
    N.O.W. accounts                                                                           24,035         24,420
    Savings                                                                                   41,053         41,814
    Insured money market                                                                      16,618          8,638
    Other time                                                                               188,739        190,660
                                                                                           ---------      ---------
     Total deposits                                                                          303,446        301,818
                                                                                           ---------      ---------

Accounts payable and accrued liabilities                                                       6,023          4,766
Securities sold under agreements to repurchase                                                46,963         48,846
Other short-term borrowings                                                                    2,500          1,500
Notes payable                                                                                  4,500          4,500
Mandatory convertible debentures                                                               1,250          1,250
                                                                                           ---------      ---------

    Total liabilities                                                                        364,682        362,680
                                                                                           ---------      ---------
Stockholders' equity:
Capital stock:
 Preferred, no par value; authorized, 100,000 shares:
    Class A Preferred Stock, stated value $100 per share; authorized, 50,000 shares; issued
         and outstanding:  50,000 shares                                                       5,000          5,000
    Class B Preferred Stock, stated value $500 per share; authorized, 1,000 shares; issued
         and outstanding:  1,000 shares                                                          500            500
    Class C Preferred Stock, stated value $425 per share; authorized, 2,400 shares; issued
         and outstanding:  2,400 shares                                                        1,020          1,020
 Common, par value $.50 per share; authorized, 600,000 shares;
    issued:  340,662 shares; outstanding:  176,611 shares                                        170            170
Capital surplus                                                                                2,574          2,574
Net unrealized loss on available-for-sale securities, net of taxes                           (1,022)          (422)
Retained earnings                                                                             21,497         20,694
Treasury stock                                                                               (5,249)        (5,249)
                                                                                           ---------      ---------

 Total stockholders' equity                                                                   24,490         24,287
                                                                                           ---------      ---------

  Total                                                                                     $389,172       $386,967
                                                                                           ---------      ---------
                                                                                           ---------      ---------

CONSOLIDATED STATEMENTS OF INCOME
(Dollars in Thousands, Except Per Share Amounts)




                                                            (Unaudited)
                                                        --------------------
                                                         Three Months Ended
                                                                June 30,
                                                            1996        1995
                                                         -------     -------
INTEREST INCOME:
  Interest and fees on loans and leases ..............    $6,585      $5,458
  Interest on investment securities ..................     1,433       1,029
  Interest on federal funds sold .....................        72         489
  Interest on interest-bearing deposits with other
  financial institutions .............................        64           3
                                                           -----       -----
    Total interest income                                  8,154       6,979
                                                          ------       -----
INTEREST EXPENSE:
  Interest on deposits ...............................     3,397       3,075
  Interest on securities sold under agreements to
  repurchase .........................................       625         506
  Interest on other short-term borrowings ............        23          13
  Interest on notes payable ..........................        95         106
  Interest on mandatory convertible debentures .......        24          27
                                                           -----       -----
    Total interest expense ...........................     4,164       3,727
                                                           -----       -----
    Net interest income ..............................     3,990       3,252

PROVISION FOR POSSIBLE LOAN AND LEASE LOSSES..........       525         430
                                                           -----       -----
    Net interest income after provision for possible
    loan and lease losses ............................     3,465       2,822
                                                           -----       -----
OTHER INCOME:
  Trust fees .........................................       100         112
  Loan servicing fees ................................       178         168
  Gain on sales of loans and leases ..................       112          91
  Services charges on deposit accounts ...............       274         263
  Insurance commissions ..............................        79          75
  Other ..............................................       132         104
                                                           -----       -----
    Total other income ...............................       875         813
                                                           -----       -----
OTHER EXPENSES:
  Salaries and employee benefits .....................     1,594       1,368
  Occupancy, net .....................................       205         163
  Insurance ..........................................        28         174
  Equipment ..........................................       238         162
  Data processing ....................................       172         137
  Advertising ........................................       121         115
  Other operating ....................................       399         491
                                                           -----       -----
    Total other expenses .............................     2,757       2,610
                                                          ------       -----
    Income before income taxes .......................     1,583       1,025

INCOME TAXES..........................................       543         339
                                                           -----       -----

NET INCOME............................................    $1,040        $686
                                                           -----       -----
                                                           -----       -----
Net income available for Common Stock.................      $891        $537
                                                          ------       -----
                                                          ------       -----
EARNINGS PER COMMON SHARE:
Primary...............................................     $5.04       $3.07
                                                          ------       -----
                                                          ------       -----
Fully diluted.........................................     $3.18       $2.08
                                                          ------       -----
                                                          ------       -----
Weighted average common shares outstanding............   176,611     175,111
                                                         -------     -------
                                                         -------     -------
Weighted average common and contingently issuable
common shares outstanding.............................   322,176     338,608
                                                         -------     -------
                                                         -------     -------


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in Thousands, Except Per Share Amounts)

                                                                                                 NET
                                                                                          UNREALIZED
                                                                                             LOSS ON
                                                  PREFERRED STOCK                         AVAILABLE-
THREE MONTHS ENDED                                ---------------         COMMON   CAPITAL  FOR-SALE  RETAINED  TREASURY
JUNE 30, 1996 (UNAUDITED)                  CLASS A   CLASS B   CLASS C     STOCK   SURPLUSSECURITIES1 EARNINGS     STOCK
                                                                                                 <F35>
-------------------------                 --------   -------   -------   -------  -------- --------- --------- ---------
Balance at March 31, 1996                   $5,000      $500    $1,020      $170    $2,574    $(422)   $20,694  $(5,249)
Net income                                     ---       ---       ---       ---       ---       ---     1,040       ---
Change in net unrealized loss on
available-for-sale securities1<F35>            ---       ---       ---       ---       ---     (600)       ---      ---
Cash dividends declared:
Class A Preferred, $2.31 per share             ---       ---       ---       ---       ---       ---     (116)       ---
Class B Preferred, $11.53 per share            ---       ---       ---       ---       ---       ---      (12)       ---
Class C Preferred, $9.03 per share             ---       ---       ---       ---       ---       ---      (21)       ---
Common, $0.50 per share                        ---       ---       ---       ---       ---       ---      (88)       ---
                                            ------     -----    ------     -----    ------   -------   -------  --------
BALANCE AT JUNE 30, 1996                    $5,000      $500    $1,020      $170    $2,574  $(1,022)   $21,497 $(5,249)
                                            ------     -----    ------     -----    ------   -------   -------  --------
                                            ------     -----    ------     -----    ------   -------   -------  --------



                                                                                                 NET
                                                                                          UNREALIZED
                                                                                             LOSS ON
                                                  PREFERRED STOCK                         AVAILABLE-
THREE MONTHS ENDED                                ---------------         COMMON   CAPITAL  FOR-SALE  RETAINED  TREASURY
JUNE 30, 1995 (UNAUDITED)                  CLASS A   CLASS B   CLASS C     STOCK  SURPLUS SECURITIES1 EARNINGS     STOCK
                                                                                                <F35>
-------------------------                 --------   -------   -------   -------  -------- --------- --------- ---------
Balance at March 31, 1995                   $5,000      $500    $1,020      $170    $2,521      $---   $18,047  $(5,297)
Net income                                     ---       ---       ---       ---       ---       ---       686       ---
Change in net unrealized loss on
available-for-sale securities1<F35>            ---       ---       ---       ---       ---       ---       ---       ---
Cash dividends declared:
   Class A Preferred, $2.31 per share          ---       ---       ---       ---       ---       ---     (116)       ---
   Class B Preferred, $12.47 per share         ---       ---       ---       ---       ---       ---      (12)       ---
   Class C Preferred, $9.03 per share          ---       ---       ---       ---       ---       ---      (21)       ---
   Common, $0.38 per share                     ---       ---       ---       ---       ---       ---      (67)       ---
                                            ------    ------    ------    ------    ------    ------   -------  --------
BALANCE AT JUNE 30, 1995                    $5,000      $500    $1,020      $170    $2,521      $---   $18,517  $(5,297)
                                            ------    ------    ------    ------    ------    ------   -------  --------
                                            ------    ------    ------    ------    ------    ------   -------  --------

1<F35>Net of taxes.



CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Thousands)
                                                             (Unaudited)
                                                     ------------------------
                                                        Three Months Ended
                                                              June 30,
                                                      -----------------------
                                                       1996              1995
                                                     ------            ------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ........................................  $1,040              $686
Adjustments to reconcile net income to net cash
provided by operating activities:
  Depreciation and amortization  ..................     296               167
  Provision for possible loan and lease losses  ...     525               430
  Investment amortization  ........................      75                40
  Loans and leases originated for sale  ...........(11,548)           (9,154)
  Proceeds on sale of loans and leases  ...........  19,483             8,044
  Increase in interest receivable  ................   (607)             (569)
  Increase in interest payable  ...................     717               955
  (Increase) decrease in other assets  ............   (156)                26
  Increase in other liabilities  ..................     540               566
                                                     ------            ------
Net cash provided by operating activities .........  10,365             1,191
                                                     ------            ------
CASH FLOWS FROM INVESTMENT ACTIVITIES:
Net decrease in federal funds sold ................   8,200             9,200
Net (increase) decrease in interest-bearing
  deposits with other financial institutions ......    (29)                99
Purchase of investment securities
  held-to-maturity ................................ (5,375)           (6,995)
Proceeds from maturity or call of investment
  securities held-to-maturity .....................     ---             1,000
Purchase of investment securities
  available-for-sale .............................. (8,353)               ---
Proceeds from maturity or call of investment
  securities available-for-sale ...................   2,585               ---
Net increase in loans and leases .................. (9,005)          (11,812)
Other investing activities, net ...................     160             (486)
                                                    -------           -------
Net cash used in investing activities .............(11,817)           (8,994)
                                                   --------           -------

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits ..........................   1,628             1,657
Net increase (decrease) in  short-term borrowings.. (1,357)             5,010
Proceeds from other borrowings ....................  23,172             3,183
Payments on other borrowings ..................... (23,698)           (4,408)
Proceeds from bank note advance ..................    1,000               ---
Cash dividends paid on Preferred Stock ...........    (149)             (149)
Cash dividends paid on Common Stock ...............    (88)              (67)
                                                    -------           -------
Net cash provided by financing activities .........     508             5,226
                                                    -------           -------
Net decrease in cash and due from banks ...........   (944)           (2,577)
Cash and due from banks at the beginning
  of the year .....................................  14,423            13,955
                                                    -------           -------
Cash and due from banks at the end of the period .. $13,479           $11,378
                                                    -------           -------
                                                    -------           -------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                (UNAUDITED)

1. INTERIM FINANCIAL STATEMENTS - The accompanying unaudited consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto contained elsewhere herein.

   In the opinion of management of FSCM, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position of FSCM, its results of operations and its cash flows for the interim periods presented. Interim results are not necessarily indicative of the results to be expected for the full year.

2. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION - Cash paid for:

                                                   Three Months Ended
                                                        June 30
   (Dollars in Thousands)                        ----------------------
   ----------------------                        1996              1995
                                                ------           ------
   Interest ...............................     $3,447           $2,666
   Income taxes ...........................        ---              ---

3. EARNINGS PER COMMON SHARE DATA - The following information was used in the computation of earnings per common share on both a primary and fully diluted basis for the respective three month periods.

                                                     Three Months Ended
                                                           June 30,
(Dollars in Thousands)                          --------------------------
----------------------                            1996                1995
                                                ------               -----
Net income................................      $1,040                $686
Accrued preferred dividends...............       (149)               (149)
                                                ------              ------
   Primary earnings ......................         891                 537
Accrued convertible preferred dividends...         149                 149
Mandatory convertible debentures interest
expense, net of tax.......................          16                  18
                                                ------              ------
   Fully diluted earnings ................      $1,056                $704
                                                ------              ------
                                                ------              ------
Weighted average common shares
outstanding...............................     176,611             175,111

Weighted average common shares issuable
upon conversion of:
   Class A Preferred Stock1 <F36>.........      70,454              78,386
   Class B Preferred Stock2 <F37>.........      11,111              11,111
   Class C Preferred Stock2 <F37>.........      24,000              24,000
   Mandatory convertible debentures2<F37>.      50,000              50,000
                                               -------              ------
     Weighted average common and
     contingently issuable
     common shares outstanding ...........     332,176             338,608
                                               -------             -------
                                               -------             -------

1<F36>The Class A Cumulative Convertible Preferred Stock cannot be converted into Common Stock until on or after December 1, 2002.

2<F37>The Class B and C Preferred Stock and the mandatory convertible debentures are convertible at the option of the holders. The holders of the Class B and C Preferred Stock and certain holders of the mandatory convertible debentures have consented to provide FSCM with a ninety day notice prior to the conversion of their securities and allow for the obtainment of any necessary regulatory approval or legal opinion.

No mandatory convertible debentures or Preferred Stock were converted to common shares during the periods presented.

                  [LETTERHEAD OF MCGLADREY & PULLEN, LLP]

                       INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Financial Services Corporation of the Midwest
Rock Island, Illinois

We have audited the accompanying consolidated balance sheets of Financial Services Corporation of the Midwest and subsidiary as of March 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts of disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Financial Services Corporation of the Midwest and subsidiary as of March 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP


Davenport, Iowa
April 26, 1996

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Financial Services Corporation of the Midwest
Rock Island, Illinois:

We have audited the consolidated statement of income, stockholders' equity and cash flows of Financial Services Corporation of the Midwest and subsidiaries for the year ended March 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, such consolidated financial statements of Financial Services Corporation of the Midwest and subsidiaries present fairly, in all material respects, the results of their operations and their cash flows for the year ended March 31, 1994 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Davenport, Iowa
June 23, 1994

CONSOLIDATED BALANCE SHEETS
March 31, 1996 and 1995
(Dollars in Thousands, Except Per Share Amounts)

                                                           1996        1995
                                                         -------     -------
ASSETS
Cash and due from banks (note 2)                         $14,423     $13,955
Interest-bearing deposits with other
financial institutions                                     4,861         198
Investment securities:
 Held-to-maturity (approximate market value 1996 --
  $29,072; 1995 -- $69,852) (note 3)                      29,115      71,822
 Available-for-sale (amortized cost 1996 --
 $61,948; 1995 -- $0) (note 3)                            61,308         ---
Federal funds sold                                        11,900      32,900
Loans and direct financing leases (note 4)               255,965     212,076
 Less:  Allowance for possible loan
  and lease losses                                       (4,463)     (3,832)
                                                        --------    --------
  Total loans and leases, net                            251,502     208,244
Premises, furniture and equipment, net (note 5)            5,953       3,623
Accrued interest receivable                                2,653       1,960
Other real estate, net                                       457         378
Other assets                                               4,795       4,374
                                                        --------    --------
  Total                                                 $386,967    $337,454
                                                        --------    --------
                                                        --------    --------
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits (note 6):
  Non-interest-bearing demand                            $36,286     $33,496
  Interest-bearing:
     N.O.W. accounts                                      24,420      23,974
     Savings                                              41,814      42,823
     Money Market                                          8,638       8,830
     Time                                                190,660     162,488
                                                         -------     -------
     Total deposits                                      301,818     271,611

Accounts payable and accrued liabilities                   4,766       3,895
Securities sold under agreements to repurchase
(note 7)                                                  48,846      33,371
Other short-term borrowings (note 7)                       1,500         366
Notes payable (note 8)                                     4,500       5,000
Mandatory convertible debentures (note 9)                  1,250       1,250
                                                         -------     -------
  Total liabilities                                      362,680     315,493
                                                         -------     -------
Commitments and contingencies (note 14)
Stockholders' equity (notes 8, 9, and 15):
Capital stock:
 Preferred, no par value; authorized, 100,000 shares;

  Class A Preferred Stock, stated value $100 per
  share;
     authorized, 50,000 shares; issued and
     outstanding: 1996 and 1995 -- 50,000
     shares (note 11)                                      5,000       5,000

  Class B Preferred Stock, stated value $500 per
     share; authorized, 1,000 shares; issued and
     outstanding: 1996 and 1995 -- 1,000
     shares (note 11)                                        500         500

  Class C Preferred Stock, stated value $425 per
     share; authorized, 2,400 shares; issued and
     outstanding: 1996 and 1995 -- 2,400
     shares (note 11)                                      1,020       1,020

 Common, par value $.50 per share; authorized,
  600,000 shares; issued:  1996 and
  1995 -- 340,662 shares; outstanding:
  1996 -- 176,611 shares; 1995 -- 175,111 shares             170         170
Capital surplus                                            2,574       2,521
Net unrealized loss on available-for-sale
securities, net of taxes                                   (422)         ---
Retained earnings                                         20,694      18,047
Treasury stock (note 12)                                 (5,249)     (5,297)
                                                        --------     -------
  Total stockholders' equity                              24,287      21,961
                                                        --------     -------
  Total                                                 $386,967    $337,454
                                                        --------    --------
                                                        --------    --------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


CONSOLIDATED STATEMENTS OF INCOME
Years Ended March 31, 1996, 1995 and 1994
(Dollars in Thousands, Except Per Share Amounts)

                                                  1996        1995       1994
                                               -------     -------     ------
INTEREST INCOME:
 Interest and fees on loans and leases         $24,208     $19,576    $17,946
 Interest on investment securities               5,003       3,930      3,507
 Interest on federal funds sold                  1,021       1,050        513
 Interest on interest-bearing deposits with
  other financial institutions                      39          15         58
                                                ------      ------     ------
     Total interest income                      30,271      24,571     22,024
                                               -------      ------     ------
INTEREST EXPENSE:
 Interest on deposits                           12,864       9,029      8,396
 Interest on securities sold under
   agreements to repurchase                      2,375       1,118        725
 Interest on other short-term borrowings            80          43         27
 Interest on notes payable                         411         425        425
 Interest on mandatory convertible
   debentures                                      103          92         69
                                               -------      ------     ------
     Total interest expense                     15,833      10,707      9,642
                                               -------      ------     ------
     Net interest income                        14,438      13,864     12,382
PROVISION FOR POSSIBLE LOAN AND
LEASE LOSSES(note 4)                             1,905       2,510      1,970
     Net interest income after provision       -------      ------     ------
        for possible loan and lease losses      12,533      11,354     10,412
                                               -------      ------     ------
OTHER INCOME:
  Trust fees                                       322         361        304
  Investment securities gains                       11         ---        ---
  Loan servicing fees                              680         677        618
  Gain on sales of loans and leases                362         132        938
  Service charges on deposit accounts            1,065         999        744
  Insurance commissions                            294         323        503
  Other                                            581         657        408
                                               -------      ------     ------
     Total other income                          3,315       3,149      3,515
                                               -------     -------     ------
OTHER EXPENSES:
 Salaries and employee benefits                  5,904       5,272      5,386
 Occupancy, net                                    801         754        538
 Insurance                                         281         713        659
 Equipment                                         947         651        633
 Data processing                                   569         551        541
 Advertising                                       400         420        448
 Other operating                                 1,625       1,558      2,122
                                               -------      ------     ------
 Total other expenses                           10,527       9,919     10,327
                                               -------      ------     ------
     Income before income taxes                  5,321       4,584      3,600
INCOME TAXES (note 10)                           1,768       1,516      1,267
                                               -------      ------     ------
NET INCOME                                      $3,553      $3,068     $2,333
                                               -------      ------     ------
                                               -------      ------     ------
Net income available for Common Stock           $2,955      $2,474     $1,749
                                               -------     -------    -------
                                               -------     -------    -------
EARNINGS PER COMMON SHARE (note 18):
 Primary                                        $16.87      $14.21     $10.07
                                               -------     -------    -------
                                               -------     -------    -------
 Fully diluted                                  $10.80       $9.10      $6.73
                                               -------     -------    -------
                                               -------     -------    -------
Weighted average common shares outstanding     175,123     174,079    173,611
                                               -------     -------    -------
                                               -------     -------    -------
Weighted average common and contingently
 issuable common shares outstanding            335,327     343,796    353,431
                                               -------     -------    -------
                                               -------     -------    -------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended March 31, 1996, 1995 and 1994
(Dollars in Thousands, Except Per Share Amounts)


                                                                                                      Net
                                                                                               Unrealized
                                                                                              Gain/(Loss)
                                                    Preferred Stock                          on Available
                                                    ---------------         Common   Capital     For-Sale  Retained  Treasury
                                             Class A   Class B   Class C     Stock   Surplus  Securities1  Earnings     Stock
                                                                                                    <F38>
                                             -------   -------   -------   -------   -------   ----------  --------   -------
BALANCE AT MARCH 31, 1993                     $5,000      $500    $1,020      $170    $2,484         $---   $14,353  $(5,345)
Net income                                       ---       ---       ---       ---       ---          ---     2,333       ---
Effect of adoption of SFAS No.
 115 (note 1)                                    ---       ---       ---       ---       ---           84       ---       ---
Cash dividends declared:
 Class A Preferred, $9.25 per share              ---       ---       ---       ---       ---          ---     (462)       ---
 Class B Preferred, $35.00 per share             ---       ---       ---       ---       ---          ---      (35)       ---
 Class C Preferred, $36.13 per share             ---       ---       ---       ---       ---          ---      (87)       ---
 Common, $1.52 per share                         ---       ---       ---       ---       ---          ---     (264)       ---
                                              ------    ------    ------    ------    ------      -------    ------   -------
BALANCE AT MARCH 31, 1994                      5,000       500     1,020       170     2,484           84    15,838   (5,345)
Net income                                       ---       ---       ---       ---       ---          ---     3,068       ---
Change in net unrealized gain
 on available-for-sale securities1<F38>          ---       ---       ---       ---       ---         (84)       ---       ---
Sale of 1,500 shares of Treasury Stock           ---       ---       ---       ---        37          ---       ---        48
Cash dividends declared:
 Class A Preferred, $9.25 per share              ---       ---       ---       ---       ---          ---     (463)       ---
 Class B Preferred, $44.21 per share             ---       ---       ---       ---       ---          ---      (44)       ---
 Class C Preferred, $36.13 per share             ---       ---       ---       ---       ---          ---      (87)       ---
 Common, $1.52 per share                         ---       ---       ---       ---       ---          ---     (265)       ---
                                              ------    ------    ------    ------    ------      -------    ------   -------
BALANCE AT MARCH 31, 1995                      5,000       500     1,020       170     2,521          ---    18,047   (5,297)
Net income                                       ---       ---       ---       ---       ---          ---     3,353       ---
Change in net unrealized loss on
 available-for-sale securities1<F38>             ---       ---       ---       ---       ---        (422)       ---       ---
Sale of 1,500 shares of Treasury Stock           ---       ---       ---       ---        53          ---       ---        48
Cash dividends declared:
 Class A Preferred, $9.25 per share              ---       ---       ---       ---       ---          ---     (462)       ---
 Class B Preferred, $48.66 per share             ---       ---       ---       ---       ---          ---      (49)       ---
 Class C Preferred, $36.13 per share             ---       ---       ---       ---       ---          ---      (87)       ---
 Common, $1.76 per share                         ---       ---       ---       ---       ---          ---     (308)       ---
                                              ------    ------    ------    ------    ------      -------    ------   -------
BALANCE AT MARCH 31, 1996                     $5,000      $500    $1,020      $170    $2,574       $(422)   $20,694  $(5,249)
                                              ------    ------    ------    ------    ------      -------    ------   -------
                                              ------    ------    ------    ------    ------      -------    ------   -------

1<F38> Net of taxes.

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended March 31, 1996, 1995 and 1994
(Dollars in Thousands)
                                                   1996       1995      1994
                                                  ------    ------     ------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                        $3,553    $3,068     $2,333
Adjustments to reconcile net income to net
 cash provided by operating activities:
 Depreciation and amortization                       898       662        984
 Provision for possible loan and lease
   losses                                          1,905     2,510      1,970
 Gain on sale of investment securities              (11)       ---        ---
 Investment amortization                             145       439        638
 Loans and leases originated for sale           (51,287)  (32,162)   (93,127)
 Proceeds on sales of loans and leases            49,634    32,717     94,414
 (Increase) decrease in accrued interest
   available                                       (693)        91      (286)
 Increase in accrued interest payable                633       705        180
 Increase in other assets                           (68)     (282)      (186)
 Increase (decrease) in other liabilities            238        18      1,146
                                                  ------    ------     ------
Net cash provided by operating activities          4,947     7,766      5,774
                                                  ------    ------     ------
CASH FLOWS FROM INVESTING ACTIVITIES:
Net (increase) decrease in federal
 funds sold                                       21,000   (7,800)      4,700
Net (increase) decrease in interest-bearing
 deposits with other financial institutions      (4,663)       297      1,089
Purchase of investment securities
 held-to-maturity                               (18,403)  (21,315)   (18,047)
Proceeds from maturity and call of
 investment securities held-to-maturity           26,000    10,865     21,000
Purchase of investment securities
  available-for-sale                            (64,134)       ---   (48,909)
Proceeds from maturity and call of
 investment securities available-for-sale         30,010    18,000     29,600
Proceeds from sales of investment securities
 available-for-sale                                7,152       ---        ---
Net increase in loans and leases                (43,510)  (34,208)   (25,360)
Purchase of life insurance policies                  ---       ---    (2,521)
Purchase of premises, furniture and
equipment                                        (3,363)     (769)      (834)
Other investing activities, net                     (79)      (37)       (19)
                                                --------   -------   --------
Net cash used in investing activities           (49,990)  (34,967)   (39,301)
                                                --------   -------   --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits                          30,207    20,837     33,172
Net increase (decrease) in short-term
borrowings                                         5,526     5,286    (1,063)
Proceeds from other borrowings                    50,431    21,046     12,817
Payments on other borrowings                    (39,348)  (16,723)    (9,788)
Payments on notes payable                          (500)       ---        ---
Sale of Treasury Stock                               101        85        ---
Cash dividends Paid on Preferred Stock             (598)     (594)      (584)
Cash dividends paid on Common Stock                (308)     (265)      (264)
                                                --------   -------    -------
Net cash provided by financing activities         45,511    29,672     34,290
                                                --------   -------    -------
Net increase in cash and due from banks              468     2,471        763

Cash and due from banks at the beginning of
the year                                          13,955    11,484     10,721
                                                --------   -------    -------
Cash and due from banks at the end of the
year                                             $14,423   $13,955    $11,484
                                                 -------   -------    -------
                                                 -------   -------    -------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Thousands, Except Per Share Amounts)

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Services Corporation of the Midwest ("FSCM") is a bank holding company incorporated in 1973 under Delaware law and registered under the Bank Holding Company Act of 1956, as amended. FSCM's principal place of business is located at 224- 18th Street, Suite 202, Rock Island, Illinois. In 1974, FSCM acquired all outstanding shares of THE Rock Island Bank ("TRIB"), an Illinois chartered state commercial bank serving both the Illinois and Iowa Quad Cities' communities since 1932. On November 1, 1995, TRIB became a national bank known as THE Rock Island Bank, National Association and relocated its head office from Rock Island, Illinois to Bettendorf, Iowa.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and with the general practice within the banking industry. In preparing such financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and revenues and expenses for the periods. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for possible loan and lease losses.

  (A)  PRINCIPLES OF CONSOLIDATION

 The consolidated financial statements include the accounts of FSCM and TRIB. All significant intercompany balances and transactions have been eliminated in consolidation.

  (B)  INVESTMENT SECURITIES

 Investments consist principally of debt securities with fixed maturities.

 FSCM adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective March 31, 1994. This statement requires that investments in debt and certain equity securities be classified in one of three categories: (1) held-to-maturity securities, which are carried at amortized cost, (2) trading securities, which are carried at fair market value, with unrealized gains and losses included in earnings, and (3) available-for-sale securities, which are carried at fair value, with net, tax effected, unrealized gain and loss excluded from earnings and reported as a separate component of stockholders' equity. On December 19, 1995, securities with an amortized cost of $34,999 were transferred from held-to-maturity to available-for-sale in accordance with a one-time reassessment of securities' classification permitted under SFAS No. 115's implementation guidelines.

 Market values of securities are estimated based on available market quotations. Gains or losses from security transactions are determined based on the carrying value of the specific security sold.

  (C)  LOANS AND DIRECT FINANCING LEASES

 Generally, interest on loans and direct financing leases ("leases") is accrued and credited to income based on the principal balance outstanding. It is FSCM's policy to discontinue the accrual of interest income on any loan or lease when, in the opinion of management, there is a reasonable doubt as to the timely collectibility of interest and principal or to comply with regulatory requirements. Interest accrued previously on such loans and leases is charged off. Nonaccrual loans and leases are returned to an accrual status when, in the opinion of management, the financial position of the borrower indicates that there is no longer any reasonable doubt as to the timely payment of principal and interest and only after all previously accrued but unpaid interest has been brought current.

 Net nonrefundable loan and lease origination fees and certain direct costs associated with the lending process are deferred and recognized as a yield adjustment over the life of the related loan or lease.

 Loans and leases held for sale are stated at the lower of cost or market on an aggregate basis. Gains and losses are recognized on loans and leases sold on a nonrecourse basis based on the sale price for the loan or lease adjusted for any normal servicing fees when servicing is retained by FSCM.

 Mortgage loan and lease servicing retained on loans and leases sold to others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans and leases as of March 31, 1996 and 1995 were $165,003 and $155,657, respectively. Custodial escrow balances maintained in connection with the loan and lease servicing were approximately $1,744 and $1,837 as of March 31, 1996 and 1995, respectively.

 (D)  ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES

 The allowance for possible loan and lease losses is maintained at a level deemed appropriate by management to provide for known and inherent risks in the loan and lease portfolio. The allowance is based upon a continuing review of past loan and lease loss experience, current economic conditions, and the underlying collateral value. Loans and leases which are deemed uncollectible are charged off and deducted from the allowance. The provision for possible loan and lease losses and recoveries are added to the allowance.

 SFAS No. 114 "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure," were adopted as of April 1, 1995. These statements address the accounting for loans when it is probable that all principal and interest amounts due will not be collected in accordance with their contractual terms (i.e., "impaired loans"). The loan impairment is measured based on the discounted present value of expected future cash flows or the fair market value of the loan's collateral if the loan is collateral dependent. The portion of the allowance for loan and lease losses is computed on the amount that the recorded investment of an impaired loan exceeds the measured value. The adoption of these standards had no material effect on FSCM's net income.

  (E)  INCOME TAXES

 FSCM and TRIB file a consolidated federal income tax return.

 FSCM has a tax allocation agreement which provides that each subsidiary of the consolidated group pay a tax liability to, or receive a tax refund from, FSCM computed as if the subsidiary had filed a separate return.

 FSCM recognizes certain income and expenses in different time periods for financial reporting and income tax purposes. The provision for deferred income taxes is based on an asset and liability approach and represents the change in deferred income tax accounts during the year, including the effect of enacted tax rate changes.

  (F)  TRUST DEPARTMENT ASSETS

 Property held for customers in fiduciary or agency capacities is not included in the accompanying consolidated balance sheets, as such items are not assets of FSCM.

  (G)  PREMISES, FURNITURE AND EQUIPMENT

 Premises, furniture and equipment are stated at cost less accumulated depreciation. The provision for depreciation of premises, furniture and equipment is determined by the straight-line method over the estimated useful lives of the assets.

  (H)  OTHER REAL ESTATE

 Other real estate represents property acquired through foreclosures or settlements of loans or property that was subsequently sold on contract. Property acquired is carried at the lower of the principal amount of the loan outstanding or the estimated fair value of the property. The excess, if any, of the principal balance over the fair value of the property at the date acquired is charged against the allowance for possible loan and lease losses. Subsequent writedowns required on the basis of later fair value evaluations, gains or losses on sales, and net expenses incurred in maintaining such properties are included in other operating expenses. Property subsequently sold on contract is carried at the contract balance outstanding.

  (I)  PER COMMON SHARE AMOUNTS

 Primary earnings per common share amounts are computed by dividing net income, after deducting Preferred Stock dividends (net income available for Common Stock), by the weighted average number of common shares outstanding during the year. Fully diluted earnings per common share amounts are computed by dividing net income, after deducting dividends on nonconvertible Preferred Stock and adding back interest, net of the related income tax effect, on Mandatory Convertible Debentures ("MCDs"), by the weighted average number of common shares and contingently issuable common shares outstanding during the year.

  (J)  CASH AND CASH EQUIVALENTS

 Cash and cash equivalents are defined as those amounts included in the consolidated balance sheets as "Cash and due from banks."

  (K)  INSURANCE COMMISSION REVENUE

 Revenue from insurance commissions on credit life and accident and health insurance related to loans is recognized at the effective date of the coverage because substantially all services related to earning the commissions have been rendered. A provision is made for probable insurance commission refunds due to policy cancellations based on prior experience and is netted against insurance commission revenue.

  (L)  IMPACT OF RECENTLY ISSUED STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

 SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and No. 122, "Accounting for Mortgage Servicing Rights," both become effective for FSCM beginning after March 31, 1996. SFAS No. 121 generally requires an estimation of future cash flows to identify asset impairment and SFAS No. 122 attempts to standardize the accounting treatment of originated mortgage servicing rights to those purchased, if it is practicable to separately estimate the fair values of the loan and servicing rights. Management believes that adoption of these statements will not have a material effect on the financial statements.


  (M)  RECLASSIFICATIONS

 Certain amounts in the 1995 and 1994 consolidated financial statements have been reclassified to conform with 1996 presentations.

(2)  CASH AND DUE FROM BANKS

TRIB's required reserves as a member of the Federal Reserve System were $1,351 and $1,279 as of March 31, 1996 and 1995, respectively.

(3)  INVESTMENT SECURITIES

The amortized costs, fair values, and maturities of investment securities held-to-maturity and available-for-sale as of March 31, 1996 and 1995 are summarized as follows. Maturities of mortgage-backed obligations were estimated based on anticipated payments.


                                                   1996                                      1995
                                   -----------------------------------------   ------------------------------------
                                                       GROSS                                 GROSS
                                    AMORTIZED       UNREALIZED         FAIR AMORTIZED       UNREALIZED         FAIR
                                                 -------------                           -------------
                                         COST     GAINS    LOSSES     VALUE      COST     GAINS    LOSSES     VALUE
                                   ----------    ------   -------    ------    ------    ------   -------    ------
HELD-TO-MATURITY:
U.S. Treasury maturities:
 Within 1 year                         $6,033       $32      $---    $6,065      $988      $---        $3      $985
 From 1 to 5 years                        ---       ---       ---       ---     6,118         5        20     6,103
                                      -------     -----    ------    ------    ------     -----    ------    ------
  Total                                 6,033         2       ---     6,065     7,106         5        23     7,088
                                      -------     -----    ------    ------    ------     -----    ------    ------
Obligations of U.S. government
 agencies and corporations
  maturities:
 Within 1 year                          5,000       ---        37     4,963       ---       ---       ---       ---
 From 1 to 5 years                     13,980        68        68    13,980    61,040        25     1,857    59,208
 From 5 to 10 years                       ---       ---       ---       ---     2,000       ---       120     1,880
                                      -------     -----    ------    ------    ------     -----    ------    ------
  Total                                18,980         8       105    18,943    63,040        25     1,977    61,088
                                      -------     -----    ------    ------    ------     -----    ------    ------
State and political
 subdivisions maturities:
 From 1 to 5 years                      2,326       ---        40     2,286       ---       ---       ---       ---
                                      -------     -----    ------    ------    ------     -----    ------    ------
Other securities maturities:
 Within 1 year                             10       ---       ---        10       ---       ---       ---       ---
 From 1 to 5 years                         70         2       ---        72        80       ---       ---        80
 From 5 to 10 years                       400       ---       ---       400       300       ---       ---       300
 Over 10 years                          1,296       ---       ---     1,296     1,296       ---       ---     1,296
                                      -------     -----    ------    ------    ------     -----    ------    ------
  Total                                 1,776         2       ---     1,778     1,676       ---       ---     1,676
                                      -------     -----    ------    ------    ------     -----    ------    ------
  Total                               $29,115      $102      $145   $29,072   $71,822       $30    $2,000   $69,852
                                      -------     -----    ------    ------    ------     -----    ------    ------
                                      -------     -----    ------    ------    ------     -----    ------    ------

AVAILABLE-FOR-SALE:
U.S. Treasury maturities:
 From 1 to 5 years                     $2,074      $---      $---    $2,074      $---      $---      $---      $---
                                      -------     -----    ------    ------    ------     -----    ------    ------
Obligations of U.S. government
 agencies and corporations
  maturities:
 Within 1 year                          6,000       ---        29     5,971       ---       ---       ---       ---
 From 1 to 5 years                     32,174        16       121    32,069       ---       ---       ---       ---
 From 5 to 10 years                     4,004         1         4     4,001       ---       ---       ---       ---
                                      -------     -----    ------    ------    ------     -----    ------    ------
  Total                                42,178        17       154    42,041       ---       ---       ---       ---
                                      -------     -----    ------    ------    ------     -----    ------    ------
Mortgage-backed obligations of
 federal agencies maturities:
 Within 1 year                          2,228       ---        63     2,165       ---       ---       ---       ---
 From 1 to 5 years                      7,290       ---       207     7,083       ---       ---       ---       ---
 From 5 to 10 years                     6,136       ---       175     5,961       ---       ---       ---       ---
 Over 10 years                          2,042       ---        58     1,984       ---       ---       ---       ---
                                      -------     -----    ------    ------    ------     -----    ------    ------
  Total                                17,696       ---       503    17,193       ---       ---       ---       ---
                                      -------     -----    ------    ------    ------     -----    ------    ------

  Total                               $61,948       $17      $657   $61,308      $---      $---      $---      $---
                                      -------     -----    ------    ------    ------     -----    ------    ------
                                      -------     -----    ------    ------    ------     -----    ------    ------



In fiscal 1995, included in the category of obligations of U.S. government agencies and corporations, were structured notes with a book value of $46,005 that had step-up rate and callable provisions which resulted in the advancement of redemption to a one-year time frame for the majority of the issues.

Securities with an amortized cost of $34,999 and an unrealized gain of $95 were transferred into available-for-sale from held-to-maturity on December 19, 1995.
This was done in accordance with Financial Accounting Standards Board implementation guidance which permitted a one-time reassessment of securities' classification under SFAS No. 115. Such decision was based on management's desire to enhance the liquidity and flexibility of the investment portfolio with consideration also given to the amendment in regulatory capital ratios which excluded from the computation, any unrealized gains or losses on available-for-sale investments.

As of March 31, 1996 and 1995, investment securities with carrying values of $72,169 and $59,142, respectively, and fair values of $72,164 and $58,071, respectively, were pledged to secure public and trust deposits, short-term borrowings and for other purposes as required or permitted by law.

Proceeds from sales and gross gains and losses related to investment securities sold for the years ended March 31, 1996, 1995 and 1994 are summarized as follows:

                                       1996     1995     1994
                                      ------   -----     -----
Securities Sold:
 Proceeds from sales..............    $7,152    $---      $---
 Gross security gains.............        11     ---       ---

(4)  LOANS AND DIRECT FINANCING LEASES

Loans and leases as of March 31, 1996 and 1995 are summarized as follows:

                                                1996            1995
                                             -------         -------
Commercial, financial and agricultural       $85,578         $74,234
Direct financing leases...........             5,719           6,863
Real estate:
 Residential mortgage.............            64,248          58,486
 Construction.....................            21,823          14,553
 Commercial mortgage..............            62,746          51,529
Consumer, not secured by a real estate
mortgage..........................            15,851           6,411
                                            --------        --------

Total.............................          $255,965        $212,076
                                            --------        --------
                                            --------        --------

                                                1996            1995
                                              ------          ------
Direct financing leases:
 Gross rents receivable...........            $6,092          $7,804
 Unearned income..................           (1,183)           (941)
                                            --------         -------
 Total............................            $5,719          $6,863
                                            --------         -------
                                            --------         -------

Direct financing leases are generally short-term equipment type leases. Future minimum lease payments as of March 31, 1996 are as follows: 1997, $2,829; 1998, $2,049; 1999, $1,102; 2000, $615; 2001, $288; and 2002, $19. Income on leases of $947, $1,854 and $3,030 is included in interest and fees on loans and leases for the fiscal years ended March 31, 1996, 1995 and 1994, respectively.

Changes in the allowance for possible loan and lease losses for the fiscal years ended March 31, 1996, 1995 and 1994 are as follows:

                                               1996       1995       1994
                                            -------     ------     ------
Balance at beginning of year......           $3,832     $3,744     $3,639
Provision for loan and lease losses           1,905      2,510      1,970
Loans and leases charged off......          (1,985)    (4,398)    (2,537)
Recoveries........................              711      1,976        672
                                            -------    -------   --------
Balance at end of year............           $4,463     $3,832     $3,744
                                            -------    -------    -------
                                            -------    -------    -------

Although FSCM has a diversified loan and lease portfolio, a substantial natural geographic concentration of credit risk exists within FSCM's market area.
FSCM's loan portfolio consists of commercial and commercial mortgage loans extending across many industry types, as well as to individuals. FSCM's leasing activities consisted primarily of financing arrangements. As of March 31, 1996, total loans and leases to any group of customers engaged in similar activities and having similar economic characteristics did not exceed 10% of total loans and leases.

The table below summarizes nonperforming assets as of March 31, 1996 and 1995:

                                                       1996        1995
                                                       ----       -----
Nonaccrual loans and leases:
 Commercial, financial and agricultural                $339      $1,076
 Direct financing leases                                 28          96
 Real estate:
  Residential mortgage                                  388         419
  Construction                                           51         ---
  Commercial mortgage                                   427       1,020
 Consumer                                                45          31
Other real estate owned                                 457         378
Accruing loans and leases past-due 90 days or more:
 Commercial, financial and agricultural                  51           9
 Direct financing leases                                103         ---
 Real Estate:
  Residential mortgage                                  ---          17
  Construction                                           25         ---
  Commercial mortgage                                   ---         297
 Consumer                                                10         ---
                                                     ------      ------
Total                                                $1,924      $3,343
                                                     ------      ------
                                                     ------      ------

The interest income not recorded, but which would have been earned if the nonaccrual loans and leases as of March 31 had performed in accordance with their original terms, was $188, $219 and $146 for the fiscal years ended March
31, 1996, 1995 and 1994, respectively.


As of March 31, 1996, impaired loans totaled $780 for which $197 of the allowance for possible loan and lease losses was specifically allocated. The average impaired loans for the year ended totaled $1,849. The amount of interest which would have been earned if the impaired loans had performed in accordance with their original terms and the amount of interest income recognized on a cash basis was $47 and $44, respectively.

Loans are made in the normal course of business to directors, executive officers and principal holders of equity securities of FSCM and to affiliated companies in which they have an equity interest. The terms of these loans, including interest rates and collateral, are similar to those prevailing for comparable transactions and do not involve more than a normal risk of collectibility.
Changes in such loans during the fiscal years ended March 31, 1996, 1995 and 1994 were as follows:

                                                1996      1995      1994
                                                ----      ----      ----
Balance at beginning of year                     $61       $98       $89
New loans                                        709       150       204
Repayments                                     (134)     (162)     (192)
Loans participated to other financial
 institutions and other net changes            (550)      (25)       (3)
                                               -----     -----     -----
Balance at end of year                           $86       $61       $98
                                               -----     -----     -----
                                               -----     -----     -----

Unused lines of credit in the amount of $338 had been extended to directors as of March 31, 1996.

(5)  PREMISES, FURNITURE AND EQUIPMENT

Premises, furniture and equipment as of March 31, 1996 and 1995 are summarized as follows:

                                      1996        1995
                                     -----       -----
Land                                $1,306      $1,139
Furniture and equipment              5,545       3,996
Buildings and improvements           6,691       5,308
Less accumulated depreciation      (7,589)     (6,820)
                                   -------      ------
     Total                          $5,953      $3,623
                                   -------      ------
                                   -------      ------

Depreciation expense included in the accompanying consolidated statements of income was $1,033, $776, and $678 for the fiscal years ended March 31, 1996, 1995 and 1994, respectively.

(6)  DEPOSITS

The following is a maturity distribution of time certificates of deposit in denominations of $100 or more as of March 31, 1996 and 1995:

                                           1996        1995
                                          -----       -----
3 months or less                         $4,181      $2,175
Over 3 months through 6 months            9,706       2,582
Over 6 months through 12 months           6,359       1,682
Over 12 months                            4,703      14,733
                                         ------      ------
     Total                              $24,949     $21,172
                                        -------      ------
                                        -------      ------

(7)    SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND OTHER SHORT-TERM
BORROWINGS

Securities sold under agreements to repurchase are treated as financings. The obligations to repurchase securities sold are reflected as a liability in the consolidated balance sheets and the dollar amount of securities underlying the agreements remains in investments. The carrying amount, including interest, and market value of securities sold under agreement to repurchase and the obligations to repurchase securities sold as of March 31, 1996 and 1995 are summarized as follows:

                                          1996                  1995
                                     ----------------     ------------------
                                   CARRYING    MARKET   CARRYING      MARKET
                                     AMOUNT     VALUE     AMOUNT       VALUE
                                     ------     ------   -------      ------
U.S. Treasury securities             $5,092     $5,112    $5,102      $5,082
Obligations of U.S. Government
  agencies and corporations
  securities                         49,071     49,083    34,901      33,951
Mortgage backed obligations of
federal agencies                     11,178     11,178       ---         ---
                                    -------     ------   -------     -------
     Total                          $65,341    $65,373   $40,003     $39,033
                                    -------     ------    ------      ------
                                    -------     ------    ------      ------
Securities sold under agreements
to repurchase                       $48,846              $33,371
                                    -------              -------
                                    -------              -------

The maturity distribution and weighted average interest rates of securities sold under agreements to repurchase as of March 31, 1996 are summarized as follows:

                                                   WEIGHTED
                                                   AVERAGE
                                        AMOUNT        RATE
                                       -------      ------
Overnight                              $21,353       5.21%
Term up to 30 days                       1,762        5.33
Term of 30 to 90 days                   18,174        5.35
Term over 90 days                        7,557        5.35
                                       -------      ------
    Total                              $48,846       5.29%
                                       -------      ------
                                       -------      ------

Other short-term borrowings generally include federal funds purchased, which are overnight transactions, and interest-bearing demand notes due to the U.S.
Treasury, which are generally called within several days. Other short-term borrowings of $1,500 and $366 as of March 31, 1996 and 1995, respectively, are comprised of interest-bearing demand notes due to the U.S. Treasury.

Maximum and average balances and rates on aggregate short-term borrowings outstanding during the fiscal years ended March 31, 1996, 1995 and 1994 are as follows:

                                            1996       1995       1994
                                         -------     ------     ------
Maximum month-end balance                $62,128    $38,143    $27,024
Weighted average balance for the year     44,528     25,932     22,013
Weighted average interest rate for
   the year                                5.51%      4.48%      3.42%
Weighted average interest rate at
   year-end                                 5.29       5.85       3.57

(8)  NOTES PAYABLE

Notes payable as of March 31, 1996 and 1995 are summarized as follows:

                                      1996              1995
                                     -----              ----
8.50% Notes, due December 1,
   1999, uncollateralized           $4,500            $5,000
                                    ------            ------
                                    ------            ------

Interest on the uncollateralized fixed rate 8.50% Notes dated December 1, 1992 is payable on the first of June and December. In addition to the $500 which was redeemed December 1, 1995, other mandatory redemptions in the amount of $500 are due on December 1, 1996, 1997 and 1998. The remaining $3,000 matures on
December 1, 1999. FSCM may redeem any or all of the Notes at any time upon not less than a 30-day notice. The Notes are senior or on parity to any other uncollateralized debt. As of March 31, 1996, the Notes were senior in right of payment to $750 of MCDs and payable on parity with $500 of MCDs.

As of March 31, 1996 FSCM had a variable rate $10,000 unrestricted line of credit available from a correspondent bank, none of which was in use. The line of credit is collateralized by a pledge of all of the stock of TRIB owned by FSCM and bears interest at a rate charged by banks to their most preferred customers ("prime") which was 8.25% at March 31, 1996.

The most restrictive covenants under the correspondent bank loan agreement and the 8.50% Notes require, among other things, that:

     CORRESPONDENT BANK LOAN:

     o FSCM must obtain approval to pay Common Stock dividends in excess of 30% of prior year's consolidated net income;

     o Approval is required for fixed asset investments exceeding $250 for FSCM or outside TRIB's normal banking practices;

     o FSCM must obtain approval before the incurrence of any additional debt and TRIB can incur debt only in the normal course of business;

     o    FSCM must obtain approval prior to making any investments exceeding
          $500 in other than short-term, cash management investments made in the normal course of business;

     o FSCM and TRIB cannot issue any new stock nor can FSCM repurchase any of its stock from its directors or executive officers without prior approval and any other redemption of stock by FSCM is limited;

     o    Mergers or acquisitions require approval;

     o    FSCM and TRIB must maintain ratios of total capital (Tier 1 and Tier
          2) to total assets not less than 6.00% and 7.50%, respectively (March
          31, 1996 actual equaled 8.26% and 8.37%, respectively).

     o    TRIB must maintain a primary capital ratio not less than 5.50% (March
          31, 1996 actual equaled 8.53%); and

     o    TRIB must maintain a return on average assets not less than 0.70%
          (March 31, 1996 actual equaled 1.16%).

     8.50% NOTES:

     o Fixed assets investments are limited to not greater than three percent of total assets on a consolidated basis; and

     o FSCM and TRIB must maintain tangible net worths of not less than $14,000 and $17,000, respectively (March 31, 1996 actual equaled
          $24,583 and $28,814, respectively).

     Management believes that FSCM and TRIB were in compliance with all covenants as of March 31, 1996.

(9)  MANDATORY CONVERTIBLE DEBENTURES ("MCDS")

MCDs as of March 31, 1996 and 1995 are summarized as follows:

                                      1996        1995
                                      ----        ----
MCDs issued March 31, 1989            $425        $425
MCDs issued April 19, 1989             825         825
                                     -----       -----
     Total                          $1,250      $1,250
                                    ------       -----
                                    ------       -----

On March 23, 1995, agreements were entered into by FSCM with each MCD holder whereby the mandatory conversion date on both issues of MCDs were extended until March 31, 2001.

The MCDs bear interest at a rate of 1/2% below the reference rate of a correspondent bank (7.75% at March 31, 1996). The interest is payable quarterly on March 31, June 30, September 30, and December 31. The MCDs are held by directors and former directors of FSCM or members of their immediate families.
Subject to a ninety day notice and obtaining any regulatory approvals or legal opinions necessary, the MCDs are convertible at any time prior to the extended conversion date at the option of the holders into a number of shares of FSCM's
Common Stock determined by dividing the principal amount of the MCDs by a purchase price equal to $25 per share, as adjusted for any stock splits, stock dividends or other similar occurrences. The MCDs are subordinate to all senior indebtedness of FSCM and $750 of the MCDs are subordinate to the 8.50% Notes.

(10)  INCOME TAXES

Income taxes for the fiscal years ended March 31, 1996, 1995 and 1994 are summarized as follows:

                                     FEDERAL          STATE
                                     -------          -----
1996:
  Current..................           $2,121            $23
  Deferred.................            (376)            ---
                                      ------           ----
  Total....................           $1,745            $23
                                      ------           ----
                                      ------           ----
1995:
  Current..................           $1,622             $3
  Deferred.................            (109)            ---
                                      ------           ----
  Total....................           $1,513             $3
                                      ------           ----
                                      ------           ----
1994:
  Current..................           $1,340            $13
  Deferred.................             (86)            ---
                                      ------          -----
  Total....................           $1,254            $13
                                      ------          -----
                                      ------          -----

Income taxes totaled $1,768 for 1996, $1,516 for 1995, and $1,267 for 1994
resulting in effective tax rates of 33.2%, 33.1%, and 35.2%, respectively. The actual income taxes differ from the "expected" amounts (computed by applying the U.S. federal corporate income tax rate of 35% for the years 1996, 1995 and 1994, to income before income taxes) for such years as follows:

                                             1996      1995       1994
                                            -----     -----      -----
Computed "expected" amounts                $1,862    $1,604     $1,260
Increase (decrease) resulting from:
  Effect of graduated tax rate               (53)      (45)       (36)
  Tax exempt interest income                  (5)       (1)        (4)
  Life insurance policies                    (56)      (48)         30
  State taxes net of federal benefit           15         2          9
  Other, net                                    5         4          8
                                            -----     -----      -----
      Total                                $1,768    $1,516     $1,267
                                           ------    ------      -----
                                           ------    ------      -----

The components of the net deferred income tax asset as of March 31, 1996 and 1995 are as follows:

                                                       1996        1995
                                                       ----        ----
Allowance for possible loan and lease losses           $567        $353
Book depreciation in excess of tax depreciation         358         256
Post-retirement benefits                                 46          58
Loan origination fees                                    16          16
Bonuses                                                  44          31
Deferred insurance fee income                           212         142
Vacation accrual                                         65          65
Prepaid expense                                        (55)        (56)
Net unrealized loss on available-for-sale
securities net of taxes                                 218         ---
Other                                                  (15)         (3)
                                                      -----        ----
     Total                                           $1,456        $862
                                                     ------        ----
                                                     ------        ----

FSCM had no valuation allowance for deferred tax assets as of March 31, 1996 or 1995. FSCM has a demonstrated record of profitability for the past ten years.

(11)  PREFERRED STOCK

Class A Preferred Stock -- Fifty thousand shares, stated value $100 per share, were issued December 30, 1992 for a total consideration of $5,000. Costs associated with the issuance of the stock, $416, were charged to capital surplus. The stock pays quarterly cumulative dividends at a 9.25% per annum rate on the first of March, June, September and December. The holders have no voting rights except if the payment of dividends falls in arrears in an aggregate amount at least equal to the full accrued dividends for six quarterly dividend periods, in which case they will have the right to elect two representatives to the Board of Directors of FSCM and shall continue to have such right until all dividends in arrears have been paid or declared and set apart for payment. FSCM may redeem any or all of the stock, upon a thirty day notice, for the stated value plus any accrued and unpaid dividends at the redemption date. If the stock is still outstanding at December 1, 2002, holders of the stock have the option to convert the stock into FSCM's Common Stock according to a defined formula. Had all shares of Class A Preferred Stock converted at March 31, 1996, an additional 70,800 shares of FSCM's Common Stock would have been outstanding.

Class B Preferred Stock -- Holders of the one thousand shares of $500 stated value per share stock issued November 17, 1986 have no voting rights. Non cumulative dividends are based on a rate equal to 1% per annum in excess of the interest rates charged by a New York money center bank to its most preferred customers. The shares may be redeemed at stated value plus unpaid dividends by FSCM in whole or in part at any time. Holders have an option to convert the shares into a total of 11,111 shares of FSCM Common Stock. The Class B
Preferred Stock is owned by certain directors of FSCM.

Class C Preferred Stock -- Twenty-four hundred shares of $425 stated value per share were issued September 10, 1992 for total consideration of $1,020 to certain directors of FSCM. The nonvoting, convertible stock pays quarterly cumulative dividends at an 8.50% per annum rate on the last day of March, June, September and December and is nonredeemable by FSCM. The Class C Preferred
Stock is convertible into a total of 24,000 shares of FSCM's Common Stock at the option of the holders.

Class D Preferred Stock -- In June 1992, FSCM designated 250 shares with a stated value of $5,000 per share for the potential conversion of the MCDs. No agreement has ever been entered into authorizing conversion of the MCDs into shares of the Class D Preferred Stock.

All classes of Preferred Stock have priority over Common Stock with respect to dividends, liquidation and redemption rights. Priority amongst the classes of Preferred Stock are in the following order, from highest to lowest: Class A, Class D, Class B, Class C.

(12)  TREASURY STOCK SALE

In both March 1996 and December 1994, FSCM sold 1,500 shares of Common Stock from treasury to the 401(k) defined contribution retirement plan sponsored by TRIB. The sale prices of $67.50 and $56.38 for the respective dates were based on independent stock appraisals' average per share fair market value for transactions involving small stock block sizes.

(13)  EMPLOYEE BENEFIT PLANS

An employee savings plan covers substantially all employees of FSCM and its subsidiary, TRIB. Under the plan, contributions of up to 2% of the participants' wages are made by the respective subsidiaries. Plan costs, which are charged to other expenses, were $41, $40, and $45 for the years ended March
31, 1996, 1995, and 1994, respectively.

FSCM provides certain health care and life insurance benefits for eligible retired employees. In order to qualify for the benefits, a full-time employee must, at retirement, be at least 55 years old and have completed a minimum of ten years of service. The benefits consist of up to a sixty dollars per month contribution by FSCM towards medical premium costs (up to seventy-five dollars per month for existing retirees) and the payment of life insurance premiums for coverage in the amount of two times the employee's salary at retirement, which benefit is reduced for each year of retirement. FSCM has the right to modify or terminate these benefits. Accrued post retirement benefit liabilities included in other liabilities as of March 31, 1996 and 1995 were $135 and $170, respectively. Net periodic post retirement benefit costs for the fiscal years ended March 31, 1996, 1995 and 1994 were $(20), $(18), and $16, respectively.

(14)  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, FSCM is a party to financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements. FSCM's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, and to potential credit loss associated with letters of credit issued, is represented by the contractual amount of those instruments. FSCM uses the same credit policies in making commitments and conditional obligations as it does for loan and other such on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Letters of credit are conditional commitments that are primarily issued to facilitate trade or support borrowing arrangements and generally expire in one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending credit to customers.

As of March 31, 1996, FSCM had $3,412 of irrevocable letters of credit outstanding and had commitments to lend of approximately $35,336. No material losses are anticipated by management as a result of such transactions.

(15)  DIVIDENDS AND REGULATORY CAPITAL AND RATIOS

In addition to the restriction on the payment of dividends by FSCM discussed in
Note 8, the ability of FSCM to pay dividends to its stockholders is dependent upon the ability of TRIB to pay dividends to FSCM since FSCM has no other significant source of income. TRIB is subject to regulation by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation under federal law and regulations, which limit the amount of dividends TRIB may pay to FSCM. The amount of dividends TRIB could pay FSCM as of March 31, 1996, without prior regulatory approval, which is limited by statute to the sum of net profits for the current year plus retained net profits of the preceding two years, was $6,071.

Federal banking regulators (including the Federal Reserve Board which regulates
FSCM), have established, and monitor compliance with, capital adequacy guidelines. These guidelines include the Tier 1 and total capital ratios which compare adjusted capital to that of risk weighted assets. Additionally, the leverage ratio is used to compare adjusted capital to total assets. A 3% minimum leverage ratio was established for institutions without any supervisory, financial or operational weaknesses or deficiencies. Most banking organizations, including FSCM and TRIB, are expected to maintain a leverage ratio of 100 to 200 basis points above this minimum depending on their financial condition. The capital guidelines established three measurement categories into which institutions are grouped; well-capitalized, adequately-capitalized and less-than-adequately-capitalized. The table below reflects that FSCM and TRIB exceeded the regulatory capital guidelines for the well-capitalized status as of March 31, 1996 and 1995.


                                                          FSCM                     TRIB           REGULATORY REQUIREMENTS
                                                  -----------------         ----------------     ---------------------------
                                                   1996        1995         1996        1995      MINIMUM   WELL CAPITALIZED
                                                  -----       -----        -----       -----     --------   ----------------
Risk-based capital ratios:
   Tier 1 capital                                 8.97%       9.28%       10.56%      11.71%        4.00%       6.00%
   Total capital                                  11.66       13.15        11.82       12.96         8.00       10.00
Leverage ratio                                     6.83        6.78         8.05        8.56         3.00       5.00

Stockholders' equity                            $24,287     $21,961      $28,519     $26,606
Preferred stock limitation(1)<F39>                  ---       (706)          ---         ---
Net unrealized loss on available-for-sale
   securities, net of taxes                         422         ---          422         ---
Intangible assets                                 (140)       (193)          ---         ---
                                               --------    --------     --------    --------
    Tier 1 capital                               24,569      21,062       28,941      26,606
Supplementary capital                             7,387       8,794        3,437       2,840
                                               --------    --------     --------    --------
   Total capital                                $31,956     $29,856      $32,378     $29,446
                                               --------    --------     --------    --------
                                               --------    --------     --------    --------
Total adjusted average assets                  $359,486    $310,820     $359,449    $310,785
                                               --------    --------     --------    --------
                                               --------    --------     --------    --------
Risk weighted assets                           $273,981    $227,040     $273,972    $227,235
                                               --------    --------     --------    --------
                                               --------    --------     --------    --------


(1)<F39>Cumulative Preferred Stock is limited to 25% of the total Tier 1 capital; any excess qualifies as supplementary capital.


(16)  SUPPLEMENTAL DISCLOSURES OF CASH FLOW AND OTHER INFORMATION

Cash paid during the fiscal years ended March 31, 1996, 1995 and 1994 for:

                                     1996        1995         1994
                                   ------      ------        -----
Interest.................         $15,213     $10,001       $9,462
Income taxes.............           1,855       1,885        1,450

During fiscal 1996 investment securities totaling $34,999 were reclassified from held-to-maturity to available-for-sale. See Note 1(b).

The consolidated statements of cash flows excludes certain noncash transactions that had no significant effects on the investing or financing activities of FSCM.

(17)  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following information as of March 31, 1996 and 1995 was provided in compliance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." Quoted market prices, when available, were used as the measure of fair value. When quoted market prices were not available, fair values were based on discounted cash flow valuation techniques. These derived fair values, which were founded on assumptions relative to the timing of future cash flows and the discount rates, are inherently subjective in nature and involve matters of judgment. It is FSCM's intent to hold most of its financial instruments to maturity and therefore the fair values reflected below will probably not be realized. Because of the assumptions on which the fair market value information are based, FSCM's fair value information is not necessarily comparable to that of another financial institution. The aggregate fair value amounts presented should in no way be construed to represent management's estimation of the underlying value of FSCM as of March 31, 1996 or 1995.


                                            1996                 1995
                                     -----------------   ------------------
                                    CARRYING      FAIR  CARRYING       FAIR
                                       VALUE     VALUE     VALUE      VALUE
                                     -------    ------   -------    -------
FINANCIAL ASSETS:
  Cash and due from banks            $14,423   $14,423   $13,955    $13,955
  Interest-bearing deposits with
     other financial institutions      4,861     4,861       198        198
  Federal funds sold                  11,900    11,900    32,900     32,900
  Investment securities:
      Held to maturity                29,115    29,072    71,822     69,852
     Available for sale               61,308    61,308       ---        ---
  Loans and leases, net              251,502   252,585   208,244    206,935
  Accrued interest receivable          2,653     2,653     1,960      1,960
  Other financial assets                 127       127       327        327

FINANCIAL LIABILITIES:
  Deposits:
     Demand                           36,286    36,286    33,496     33,496
     N.O.W. accounts                  24,420    24,420    23,974     23,974
     Savings                          41,814    41,814    42,823     42,823
     Insured money market              8,638     8,638     8,830      8,830

     Other time                      190,660   192,030   162,488    161,137
  Securities sold under agreements
     to repurchase                    48,846    48,805    33,371     33,297
  Other short-term borrowings          1,500     1,500       366        366
  Notes payable                        4,500     4,410     5,000      4,950
  Mandatory convertible debentures     1,250     1,250     1,250      1,250
  Other financial liabilities          2,862     2,862     2,243      2,243

The estimated fair values of investment securities were generally based on quoted market prices. For variable rate financial instruments, the carrying amount was considered to be a reasonable estimate of fair value. For fixed-rate financial instruments, the fair value was determined by discounting contractual cash flows using rates which could have been earned for assets and liabilities with similar characteristics issued as of the balance sheet date.

(18)  EARNINGS PER COMMON SHARE DATA

The following information was used in the computation of earnings per common share on both a primary and fully diluted basis for the fiscal years ended March 31, 1996, 1995, and 1994:

                                              1996      1995      1994
                                             -----     -----     -----
Net income                                  $3,553    $3,068    $2,333
Accrued preferred dividends                  (598)     (594)     (584)
                                             -----     -----     -----
   Primary earnings                          2,955     2,474     1,749
MCDs interest expense, net of tax               68        61        45
Accrued convertible preferred dividends        598       594       584
                                            ------     -----     -----
   Fully diluted earnings                   $3,621    $3,129    $2,378
                                            ------    ------    ------
                                            ------    ------    ------
Weighted average common shares
outstanding                                175,123   174,079   173,611
Weighted average common shares issuable
   upon conversion of:
   MCDs                                     50,000    50,000    50,000
   Class A Preferred Stock                  75,093    84,606    94,709
   Class B Preferred Stock                  11,111    11,111    11,111
   Class C Preferred Stock                  24,000    24,000    24,000
                                            ------    ------    ------
Weighted average common and contingently
   issuable common shares outstanding      335,327   343,796   353,431
                                           -------   -------   -------
                                           -------   -------   -------

No conversions occurred during the years presented.

(19)  PARENT COMPANY ONLY FINANCIAL INFORMATION

Condensed financial information for FSCM was as follows:

BALANCE SHEETS
MARCH 31,                                    1996      1995
--------------                             ------    ------
ASSETS
Cash and short-term investments            $1,546    $1,568
Investment in TRIB                         28,519    26,606
Due from TRIB                                  46       ---
Other assets                                  141       423
Deferred income taxes                           8         8
                                           ------     -----
       Total                              $30,260   $28,605
                                          -------   -------
                                          -------   -------
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Accounts payable and accrued
      liabilities                            $233      $394
   Notes payable                            4,500     5,000
   Mandatory convertible debentures         1,250     1,250
                                           ------    ------
       Total liabilities                    5,973     6,644
                                           ------    ------
Stockholders' equity:
   Preferred Stock                          6,520     6,520
   Common Stock                               170       170
   Capital surplus                          2,574     2,521
   Net unrealized loss on available-
      for-sale securities, net of taxes     (422)       ---
   Retained earnings                       20,694    18,047
   Treasury Stock                         (5,249)   (5,297)
                                          -------   -------
      Total stockholders' equity           24,287    21,961
                                          -------   -------
        Total                             $30,260   $28,605
                                          -------   -------
                                          -------   -------

STATEMENTS OF INCOME
YEARS ENDED MARCH 31,                          1996        1995         1994
---------------------                         -----       -----        -----
OPERATING REVENUE:
   Dividends received from TRIB              $1,813      $1,562       $1,500
   Other income                                  44          45           74
                                              -----       -----        -----
       Total operating revenue                1,857       1,607        1,574
                                              -----       -----        -----
OPERATING EXPENSES:
    Professional fees                           192         206          220
    Other operating expenses                    252         248          550
    Interest expense:
        Interest on notes payable               411         425          425
        Interest on mandatory
            convertible debentures              103          92           69
                                               ----        ----         ----
            Total operating expenses            958         971        1,264
                                               ----        ----        -----
            Net operating income                899         636          310

EQUITY IN UNDISTRIBUTED EARNINGS OF TRIB      2,335       2,118        1,618
                                              -----       -----        -----
      Income before income tax benefit        3,234       2,754        1,928
INCOME TAX BENEFIT                              319         314          405
                                              -----       -----        -----
NET INCOME                                   $3,553      $3,068       $2,333
                                             ------      ------       ------
                                             ------      ------       ------


STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31,                          1996       1995        1994
------------------------                      -----      -----       -----
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net income                                $3,553     $3,068      $2,333
   Adjustments to reconcile net income
     to net cash provided by operating
activities:
    Depreciation and amortization.               53         53         305
    Equity in undistributed
       earnings of subsidiaries             (2,335)    (2,118)     (1,618)
      (Increase) decrease in other
         assets                                 183      (146)          70
       Increase (decrease) in other
         liabilities                          (171)        118        (43)
                                             ------     ------      ------
    Net cash provided by operating
       activities                             1,283        975       1,047
                                             ------     ------      ------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Payments on notes payable                  (500)        ---         ---
   Cash dividends paid                        (906)      (859)       (848)
   Sale of Treasury Stock                       101         85         ---
                                             ------     ------       -----
   Net cash used by financing
       activities                           (1,305)      (774)       (848)
                                             ------     ------       -----
   Net increase (decrease) in cash and
       cash equivalents                        (22)        201         199
   Cash and cash equivalents at the
       beginning of the year                  1,568      1,367       1,168
                                             ------      -----       -----
   Cash and cash equivalents at the
       end of the year                       $1,546     $1,568      $1,367
                                             ------     ------      ------
                                             ------     ------      ------

      TABLE OF CONTENTS
                                          Page
                                          ----

Prospectus Summary
Risk Factors
Financial Services Corporation
  of the Midwest
Use of Proceeds
Capitalization
Consolidated Selected
  Financial Data
Management's Discussion and
  Analysis of Consolidated Financial
  Condition and Results of
  Operations
Business
Supervision and Regulation
Federal and State Taxation
Management
Principal Shareholders
Certain Transactions
Description of Notes
Description of Common Stock and
  Preferred Stock
Underwriting
Legal Matters
Experts
Index to Consolidated
  Financial Statements

              FINANCIAL SERVICES
           CORPORATION OF THE MIDWEST


                  $10,000,000
              8.00% NOTES DUE 2008


                   PROSPECTUS


            B.C. ZIEGLER AND COMPANY
             215 NORTH MAIN STREET
          WEST BEND, WISCONSIN  53095
                 (414) 334-5521


                      November 8, 1996

                             PART II

             INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION(1)<F40>

     SEC registration fee................................. $3,031
     NASD filing fee....................................    1,500
     Accountants' fees and expenses.....................   20,000
     Printing costs...................................     13,500
     Legal fees and expenses............................   90,000
     Blue Sky filing fees and expenses..................   12,160
     Trustee's fees...................................      6,000
     Miscellaneous......................................    3,809
       Total.............................................$150,000
                                                         --------
                                                         --------

(1)<F40>Except for the SEC registration and NASD filing fees, all expenses are estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

FSCM is a corporation organized under The General Corporation Law of the State of Delaware, Title 8 of the Delaware Code (1984). Pursuant to Section 145 of Title 8 of the Delaware Code, FSCM may provide and has provided that its officers, directors, employees and agents be indemnified if they act in good faith and in a manner they reasonably believe to be in or not opposed to the best interests of FSCM. Such indemnification may cover liabilities under the Securities Act of 1933 ("Act").

The form of Underwriting Agreement (Exhibit 1 hereto) contains provisions by which the Underwriter has agreed to indemnify FSCM, each person, if any, who controls FSCM within the meaning of Section 15 of the Act, each director of FSCM, and each officer of FSCM who signs this Registration Statement, with respect to information furnished in writing by or on behalf of the Underwriter for use in this Registration Statement.

Reference is also made to the summary of the directors' and officers' insurance policy incorporated by reference as Exhibit 10.8 to this Registration Statement pursuant to which officers and directors of FSCM and its subsidiaries (including
TRIB) will be indemnified for such expenses and liabilities, in such manner, and to the extent, provided therein.

ITEM 16.  EXHIBITS

     1      Form of Underwriting Agreement.*<F40>

     3.1 Certificate of Incorporation of FSCM (filed as Exhibit 3.1 to FSCM's Registration Statement on Form SB-2 dated November 6, 1992, which exhibit is hereby incorporated herein by reference).*<F40>

     3.2 Bylaws of FSCM in effect on the date hereof (filed as Exhibit 3.2 to FSCM's Registration Statement on Form SB-2 dated November 6, 1992, which exhibit is hereby incorporated herein by reference).*
                                                                          <F40>
     4.1    Form of Indenture.*<F40>

     4.2    Specimen of -----% Notes Due 2006 (see pages Two-1 through Two-5 of
            Exhibit 4.1).*<F40>

     4.3 Form of Class A Preferred Stock Certificate (filed as Exhibit 4.3 to FSCM's Amendment No. 1 to Registration Statement on Form SB-2 dated December 7, 1992, which exhibit is hereby incorporated herein by reference).*<F40>

     4.4 Resolutions adopted by FSCM's Board of Directors on November 19, 1992 as certified by FSCM's secretary, which resolutions set forth the terms of the Class A Preferred Stock (filed as Exhibit 4.4 to FSCM's Amendment No. 1 to Registration Statement on Form SB-2 dated December 7, 1992, which exhibit is hereby incorporated herein by reference).*<F40>

     4.5 Certificate of Designation amending FSCM's Certificate of Incorporation (filed as Exhibit 4 to FSCM's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1992, which exhibit is hereby incorporated herein by reference).*<F40>

     4.6 Correspondence dated October 20, 1994 from FSCM to M&I First National Bank's Trust Department ("M&I First") requesting the Trustee's solicitation of noteholders to amend a covenant restricting capital expenditures (filed as Exhibit 4.1 to FSCM's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1994, which exhibit is hereby incorporated herein by reference).*
                                                                         <F40>
     4.7 Correspondence dated November 3, 1994 from M&I First soliciting noteholders (filed as Exhibit 4.2 to FSCM's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1994, which exhibit is hereby incorporated herein by reference).*<F40>

     4.8 Correspondence dated November 22, 1994 from M&I First notifying FSCM of the positive noteholder solicitation results (filed as Exhibit 4.3 to FSCM's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1994, which exhibit is hereby incorporated herein by reference).*<F40>

     5      Opinion of Winthrop & Weinstine, P.A., including consent.*<F40>

     10.1 Form of Subordination Agreement by and among FSCM, Douglas M. Kratz, Perry B. Hansen and Benjamin D. Farrar, Jr. pursuant to which Messrs. Kratz, Hansen, and Farrar have agreed to subordinate the payment of $750,000 in principal amount of MCDs held by them to payment of the Notes.*<F40>

     10.2 Revolving Business Note executed by FSCM in favor of M&I Marshall & Ilsley Bank ("M&I Bank") in the original principal amount of $10,000,000 dated as of July 31, 1996.*<F40>

     10.3 Continuity/Severance Agreement by and between TRIB and Richard J. Carlson dated December 22, 1995.*<F40>

     10.4 Amendment, dated as of July 27, 1996, to Letter Agreement dated as of December 15, 1992 by and between FSCM and M&I Bank.*<F40>

     10.5 Services Agreement for Financial Services Corporation of the Midwest by and between Richey Corporation and FSCM dated March 23, 1995 (filed as Exhibit 10.1 to FSCM's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995, which exhibit is hereby incorporated herein by reference).*<F40>

     10.6 Letter from M&I Bank to FSCM dated as of December 15, 1992 setting forth the terms of loans made by M&I Bank to FSCM (filed as Exhibit
            10.1 to FSCM's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1993, which exhibit is hereby incorporated herein by reference).*<F40>

     10.7 Collateral Pledge Agreement executed by FSCM in favor of M&I Bank and Master Continuing Consent to Pledge dated March 29, 1991 (filed as Exhibit 10.5 to FCSM's Registration Statement on Form SB-2 dated November 6, 1992, which exhibit is hereby incorporated herein by reference).*<F40>

     10.8 Summary of Material Terms of Directors' and Officers' Liability Policy covering the policy period from October 18, 1995 to October 18, 1996 (filed as Exhibit 10.6 to FSCM's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995, which exhibit is hereby incorporated herein by reference).*<F40>

     10.9   Administrative Responsibilities of Benjamin D. Farrar (filed as
            Exhibit 10.7 to FSCM's Registration Statement on Form SB-2 dated November 6, 1992, which exhibit is hereby incorporated herein by reference).*<F40>

     10.10 Letter setting forth terms of contract of employment of Donald P. Ackerman dated January 27, 1992 (filed as Exhibit 10.8 to FSCM's Registration Statement on Form SB-2 dated November 6, 1992, which exhibit is hereby incorporated herein by reference).*<F40>

     10.11 Data Processing Services Agreement by and between M&I Data Services, Inc. and FSCM dated October 1, 1994, including all addenda thereto (filed as Exhibit 10.1 to FSCM's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1994, which exhibit is hereby incorporated herein by reference).*<F40>

     10.12 Promissory Note executed by FSCM in favor of Benjamin D. Farrar, Jr., in the original principal amount of $85,000 dated March 31, 1989 and accompanying Mandatory Stock Purchase Contract by and between FSCM and Benjamin D. Farrar, Jr., dated March 31, 1989 (filed as Exhibit 10.10 to FSCM's Registration Statement on Form SB-2 dated November 6, 1992, which exhibit is hereby incorporated herein by reference).*<F40>

     10.13 Promissory Note executed by FSCM in favor of Perry B. Hansen in the original principal amount of $85,000 dated March 31, 1989 and accompanying Mandatory Stock Purchase Contract by and between FSCM and Perry B. Hansen dated March 31, 1989 (filed as Exhibit 10.11 to FSCM's Registration Statement on Form SB-2 dated November 6, 1992, which exhibit is incorporated herein by reference).*<F40>

     10.14 Promissory Note executed by FSCM in favor of Sandra K. Kratz in the original principal amount of $85,000 dated March 31, 1989 and accompanying Mandatory Stock Purchase Contract by and between FSCM and Sandra K. Kratz dated March 31, 1989 (filed as Exhibit 10.12 to FSCM's Registration Statement on Form SB-2 dated November 6, 1992, which exhibit is hereby incorporated herein by reference).*<F40>

     10.15 Promissory Note executed by FSCM in favor of Bernard F. Weindruch in the original principal amount of $85,000 dated March 31, 1989 and accompanying Mandatory Stock Purchase Contract by and between FSCM and Bernard F. Weindruch dated March 31, 1989 (filed as
            Exhibit 10.13 to FSCM's Registration Statement on Form SB-2 dated November 6, 1992, which exhibit is hereby incorporated herein by reference).*<F40>

     10.16 Promissory Note executed by FSCM in favor of Ira J. Weindruch in the original principal amount of $85,000 dated March 31, 1989 and accompanying Mandatory Stock Purchase Contract by and between FSCM and Ira J. Weindruch dated March 31, 1989 (filed as Exhibit 10.14 to FSCM's Registration Statement on Form SB-2 dated November 6, 1992, which exhibit is hereby incorporated herein by reference).*
                                                                         <F40>
     10.17 Promissory Note executed by FSCM in favor of Benjamin D. Farrar, Jr., in the original principal amount of $165,000 dated April 17, 1989 and accompanying Mandatory Stock Purchase Contract by and between FSCM and Benjamin D. Farrar, Jr., dated April 17, 1989 (filed as Exhibit 10.15 to FSCM's Registration Statement on Form SB-2 dated November 6, 1992, which exhibit is hereby incorporated herein by reference).*<F40>

     10.18 Promissory Note executed by FSCM in favor of Perry B. Hansen in the original principal amount of $165,000 dated April 17, 1989 and accompanying Mandatory Stock Purchase Contract by and between FSCM and Perry B. Hansen dated April 17, 1989 (filed as Exhibit 10.16 to FSCM's Registration Statement on Form SB-2 dated November 6, 1992, which exhibit is hereby incorporated herein by reference).*<F40>

     10.19 Promissory Note executed FSCM in favor of Sandra K. Kratz in the original principal amount of $165,000 dated April 17, 1989 and accompanying Mandatory Stock Purchase Contract by and between FSCM and Sandra K. Kratz dated April 17, 1989 (filed as Exhibit 10.17 to FSCM's Registration Statement on Form SB-2 dated November 6, 1992, which exhibit is hereby incorporated herein by reference).*<F40>

     10.20 Promissory Note executed by FSCM in favor of Bernard F. Weindruch in the original principal amount of $165,000 dated April 17, 1989 and accompanying Mandatory Stock Purchase Contract by and between FSCM and Bernard F. Weindruch dated April 17, 1989 (filed as
            Exhibit 10.18 to FSCM's Registration Statement on Form SB-2 dated November 6, 1992, which exhibit is hereby incorporated herein by reference).*<F40>

     10.21 Promissory Note executed by FSCM in favor of Ira J. Weindruch in the original principal amount of $165,000 dated April 17, 1989 and accompanying Mandatory Stock Purchase Contract by and between FSCM and Ira J. Weindruch dated April 17, 1989 (filed as Exhibit 10.19 to FSCM's Registration Statement on Form SB-2 dated November 6, 1992, which exhibit is hereby incorporated herein by reference).*
                                                                         <F40>
     10.22 Agreement Regarding Transfer of Promissory Notes, Mandatory Stock Purchase Contracts and Subscription Agreements by and among Bernard
            F. Weindruch, as transferor, Ira J. Weindruch, as transferee, and FSCM dated March 28, 1991 (filed as Exhibit 10.20 to FSCM's Registration Statement on Form SB-2 dated November 6, 1992, which exhibit is hereby incorporated herein by reference).*<F40>

     10.23 Agreement Regarding Transfer of Promissory Notes, Mandatory Stock Purchase Contracts and Subscription Agreements by and among Ira J. Weindruch, as transferor, Donna F. Weindruch, as transferee, and FSCM dated June 12, 1991 (filed as Exhibit 10.21 to FSCM's Registration Statement on Form SB-2 dated November 6, 1992, which exhibit is hereby incorporated herein by reference).*<F40>

     10.24 Agreement Regarding Transfer of Promissory Notes, Mandatory Stock Purchase Contracts and Subscription Agreements by and among Sandra
            K. Kratz, as transferor, Douglas M. Kratz, as transferee, and FSCM dated February 1, 1991 (filed as Exhibit 10.22 to FSCM's Registration Statement on Form SB-2 dated November 6, 1992, which exhibit is hereby incorporated herein by reference).*<F40>

     10.25  Purchase Option Agreement by and among Ira J. Weindruch and Donna
            L. Weindruch, as grantors, and Perry B. Hansen, as grantee, dated July 6, 1992 (filed as Exhibit 10.23 to FSCM's Registration Statement on Form SB-2 dated November 6, 1992, which exhibit is hereby incorporated herein by reference).*<F40>

     10.26  Purchase Option Agreement by and among Ira J. Weindruch and Donna
            L. Weindruch, as grantors, and Douglas M. Kratz, as grantee, dated July 6, 1992 (filed as Exhibit 10.24 to FSCM's Registration Statement on Form SB-2 dated November 6, 1992, which exhibit is hereby incorporated herein by reference).*<F40>

     10.27 Conversion Date Extension Agreements by and between FSCM and Benjamin D. Farrar, Jr., dated March 23, 1995 pertaining to the Mandatory Stock Purchase Contracts, Promissory Notes, and Subscription Agreements dated March 31, 1989 and April 17, 1989 (filed as Exhibit 10.25 to FSCM's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995, which exhibit is hereby incorporated herein by reference).*<F40>

     10.28 Conversion Date Extension Agreements by and between FSCM and Douglas M. Kratz, dated March 23, 1995 pertaining to the Mandatory Stock Purchase Contracts, Promissory Notes, and Subscription Agreements dated March 31, 1989 and April 17, 1989 (filed as
            Exhibit 10.26 to FSCM's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995, which exhibit is hereby incorporated herein by reference).*<F40>

     10.29  Conversion Date Extension Agreements by and between FSCM and Perry
            B. Hansen, dated March 23, 1995 pertaining to the Mandatory Stock Purchase Contracts, Promissory Notes, and Subscription Agreements dated March 31, 1989 and April 17, 1989 (filed as Exhibit 10.27 to FSCM's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995, which exhibit is hereby incorporated herein by reference).*<F40>

     10.30 Conversion Date Extension Agreements by and between FSCM, Perry B. Hansen, and Ira J. Weindruch and Donna L. Weindruch, dated March 23, 1995 pertaining to the Mandatory Stock Purchase Contracts, Promissory Notes, and Subscription Agreements dated March 31, 1989 and April 17, 1989 (filed as Exhibit 10.28 to FSCM's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995, which exhibit is hereby incorporated herein by reference).*<F40>

     10.31  Conversion Date Extension Agreements by and between FSCM, Douglas
            M. Kratz, and Ira J. Weindruch and Donna L. Weindruch, dated March 23, 1995 pertaining to the Mandatory Stock Purchase Contracts, Promissory Notes, and Subscription Agreements, dated March 31, 1989 and April 17, 1989 (filed as Exhibit 10.29 to FSCM's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995, which exhibit is hereby incorporated herein by reference).*<F40>

     10.32  Tax Allocation Agreement dated August 19, 1993 (filed as Exhibit
            10.30 to FSCM's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995, which exhibit is hereby incorporated herein by reference).*<F40>

     10.33 THE Rock Island Bank Employee Savings Trust Plan Document for the 401(k) plan established April 1, 1986 (filed as Exhibit 10.31 to FSCM's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995, which exhibit is hereby incorporated herein by reference).*<F40>

     10.34 Agreement Regarding Convertible Securities (filed as Exhibit 10.1 to FSCM's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1992, which exhibit is hereby incorporated herein by reference).*<F40>

     21 Subsidiary of Financial Services Corporation of the Midwest (filed as Exhibit 22 to FSCM's Annual Report on Form 10-K for the fiscal year ended March 31, 1996, which exhibit is hereby incorporated herein by reference).*<F40>

     23.1   Consent of McGladrey & Pullen, LLP.

     23.2   Consent of Deloitte & Touche LLP.

     23.3   Consent of Winthrop & Weinstine, P.A. (included in Exhibit 5).*<F40>

     25 Statement of Eligibility Under the Trust Indenture Act of 1939 of a Corporation Designated to Act as Trustee on Form T-1 of M&I First National Bank.*<F40>



* Previously filed with the initial filing of the Registration Statement.

ITEM 17.  UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that it will:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, in the City of Rock Island, State of Illinois, on November 7, 1996.

                              Financial Services Corporation
                                of the Midwest

                              By: /s/ Douglas M. Kratz
                                  --------------------------------
                                    Douglas M. Kratz, President
                                    Chief Executive Officer, Chief
                                    Financial Officer, Secretary
                                    and Director


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name                          Title                          Date
----                          -----                          ----

*<F41>
-----------------------       Chairman of the Board          November 7, 1996
Benjamin D. Farrar, Jr.       of Directors

*<F41>
-----------------------       President, Chief Executive     November 7, 1996
Douglas M. Kratz              Officer, Chief Financial
                              Officer and Secretary
                              (Principal Executive Officer
                              and Principal Financial
                              Officer) and Director

*<F41>
----------------------        Treasurer and Director         November 7, 1996
John T. Kustes

*<F41>
----------------------        Director                       November 7, 1996
Perry B. Hansen

*<F41>
----------------------        Controller (Principal          November 7, 1996
Jean M. Hanson                Accounting Officer)



*<F41>By /s/ Jean M. Hanson
         ----------------------------
         Jean M. Hanson
         Pro Se and Attorney-in-Fact
         November 7, 1996<R/>

                                 EXHIBIT INDEX

                                                                         Page
ITEM 27.  EXHIBITS                                                       ----




     23.1  Consent of McGladrey & Pullen, LLP.

     23.2  Consent of Deloitte & Touche LLP.